UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

Commission File Number 000-26571

CREO INC.
(Registrant’s name)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS OF

CREO INC.

and

MANAGEMENT PROXY CIRCULAR

PLAN OF ARRANGEMENT

INVOLVING

CREO INC.,

EASTMAN KODAK COMPANY

and

4284488 CANADA INC.

February 23, 2005

These materials are important and require your immediate attention. They require Creo Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors. If you require more information with regard to voting your Common Shares, please contact Georgeson Shareholder at 1-877-288-9604.

February 23, 2005

TO OUR SHAREHOLDERS:

The Creo Board of Directors (the “Board”) cordially invites you to attend the 2005 annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Creo Inc. (“Creo” or the “Company”) to be held on Tuesday, March 29, 2005 at 9:00 a.m. (Vancouver time) in Ballroom Three of the Hilton Vancouver Metrotown Hotel, located at 6083 McKay Avenue in Burnaby, British Columbia. We hope that you can attend.

At the Meeting, Shareholders will be asked to consider and approve a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) whereby a wholly owned subsidiary of Eastman Kodak Company (“Kodak”) will acquire all of the issued and outstanding Common Shares of Creo for US$16.50 in cash per Common Share.

In order to effect the Arrangement, Shareholders will also be asked at the Meeting to consider and approve an ordinary resolution (the “Rights Plan Resolution”) waiving the application of Creo’s shareholder rights plan agreement (the “Rights Plan”) to the Arrangement and terminating the Rights Plan immediately prior to the time the Arrangement becomes effective.

Kodak is a world leader in helping people take, share, print and view images, with a focus on four business areas: health, graphic communications, digital and film imaging systems, and display components. Kodak’s total outstanding shares, including all classes, number approximately 286,680,000, its total market capitalization is approximately US$9.8 billion and its sales in 2004 totalled US$13.5 billion.

The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Creo and Shareholders. Accordingly, the Board has unanimously approved the Arrangement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution and FOR the Rights Plan Resolution. The Board came to these determinations based on, among other things, an opinion of Creo’s financial advisor, Merrill Lynch, that the consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to Shareholders.

Included with this letter are the Notice of Annual and Special Meeting and the Management Proxy Circular (the “Circular”). The Circular contains a detailed description of the Arrangement, including a summary “Questions and Answers” section. We encourage you to consider carefully all of the information set out in the Circular. If you require assistance, you should consult your financial, legal or other professional advisors.

Also included with this letter is a form of proxy. It is important that your Common Shares be represented at the Meeting. Whether or not you intend to attend the Meeting, you are encouraged to complete, sign, date and return the enclosed form of proxy so that your Common Shares can be voted at the Meeting in accordance with your instructions. To be valid, proxies must be signed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: PROXY DEPARTMENT, by 2:00 p.m. Vancouver time (5:00 p.m. Eastern time) on Thursday, March 24, 2005 or, if the Meeting is adjourned or postponed, no later than 48 hours before the time of such reconvened meeting. Voting by proxy will not prevent you from voting in person if you choose to attend the Meeting, but will ensure that your vote will be counted if you are unable to attend. If you require any assistance in completing your proxy, please call Georgeson Shareholder at 1-877-288-9604.

The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders, present or represented by proxy and entitled to vote at the Meeting. The Rights Plan Resolution must be approved by at least a simple majority of the votes cast by Shareholders, present or represented by proxy and entitled to vote at the Meeting.

If Shareholders approve the Arrangement, and subject to receipt of certain court and regulatory approvals and other customary conditions, Creo and Kodak anticipate completing the Arrangement during the summer of 2005.

On behalf of Creo, we would like to thank all Shareholders for their ongoing support as we prepare to take part in this important event in Creo’s history.

Sincerely,

Charles Young	Ken Spencer	Amos Michelson
Chair of the Board	Chair of the Special Committee	Chief Executive Officer

Creo Inc. 3700 Gilmore Way Burnaby, British Columbia Canada V5G 4M1	Tel: 604.451.2700 Fax: 604.437.9891 Email: IR@creo.com

Notice of Annual and Special Meeting of Shareholders

Tuesday, March 29, 2005

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Creo Inc. (“Creo” or the “Company”) will be held at the Hilton Vancouver Metrotown Hotel, in Ballroom Three, located at 6083 McKay Avenue in Burnaby, British Columbia on Tuesday, March 29, 2005, at 9:00 a.m. (Vancouver time) for the following purposes:

1.	to consider, pursuant to an order of the Superior Court of Justice of Ontario (Commercial List) made February 22, 2005 (the “Interim Order”), and, if deemed advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by a wholly-owned subsidiary of Eastman Kodak Company of all the outstanding common shares of Creo (the “Common Shares”) for US$16.50 in cash per share, all as more particularly described in the Management Proxy Circular (the “Circular”) accompanying this Notice;

2.	to consider and, if deemed advisable, to pass, with or without amendment, an ordinary resolution waiving the application of the Company’s shareholder rights plan agreement (the “Rights Plan”) to the Arrangement and terminating the Rights Plan immediately prior to the time the Arrangement becomes effective;

3.	to elect the Directors of Creo for the ensuing year;

4.	to receive the consolidated financial statements of Creo for the fiscal year ended September 30, 2004 and the auditors’ report thereon (the “Annual Financials”);

5.	to re-appoint KPMG LLP, Chartered Accountants, as Creo’s auditors and to authorize the Directors to fix the auditors’ remuneration; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Pursuant to the Interim Order, this Notice, the accompanying Circular, the form of proxy (the “Proxy”), the Annual Financials, and the supplemental mailing card are provided in connection with the Meeting. Creo’s 2004 Annual Report was previously mailed to Shareholders in January 2005. The Circular forms part of this Notice.

All Shareholders are cordially invited to attend the Meeting. Any Shareholder of record at the close of business on Monday, February 14, 2005 will be entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are urged to exercise their right to vote by completing, dating and signing the enclosed Proxy and returning it using one of the methods outlined on the Proxy. To be effective, all proxies must be delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: PROXY DEPARTMENT, no later than 2:00 p.m. Vancouver time (5:00 p.m. Eastern time) on Thursday, March 24, 2005 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. Completing and sending the Proxy will cancel any other proxy you may have previously submitted in connection with the Meeting.

Registered holders of Common Shares (each, a “Registered Holder”) have the right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Common Shares, as described in the Circular. The dissent procedures require that a Registered Holder who wishes to dissent must send to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: STOCK TRANSFER, CLIENT SERVICES, by no later than 2:00 p.m. Vancouver time (5:00 p.m. Eastern time) on Thursday, March 24, 2005, a written notice of objection to the Arrangement Resolution and to otherwise comply strictly with the dissent procedures as set out in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right of dissent. See “Dissenting Holders’ Rights” in the Circular. Beneficial owners of Common Shares who hold their shares through an intermediary such as a broker or dealer and wish to dissent should be aware that ONLY REGISTERED OWNERS OF COMMON SHARES ARE ENTITLED TO DISSENT.

By Order of the Board of Directors of Creo Inc.

Paul Kacir
Corporate Secretary
Dated at Vancouver, British Columbia, Canada this 23 day of February, 2005.

TABLE OF CONTENTS

QUESTIONS and ANSWERS	i

REPORTING CURRENCY	1

SOLICITATION OF PROXIES	1

NOTICE TO SHAREHOLDERS IN THE UNITED STATES	2

FORWARD-LOOKING STATEMENTS	2

INFORMATION CONTAINED IN THIS CIRCULAR	3

DEFINED TERMS	3

BACKGROUND TO THE MEETING	3

THE ARRANGEMENT	4
Background to the Arrangement	4
Description of the Arrangement	5
The Special Committee	6
Recommendation of the Board	8
Opinion of the Financial Advisor	8
Interests of Certain Persons in the Arrangement	9
Directors’ and Officers’ Liability Insurance	9
Acceleration of Vesting of In-the Money Options	9
Retention Agreements	9
Change of Control Agreements	10
Court Approval of the Arrangement and Completion of the Arrangement	10
Delisting and Reporting Issuer Status	10
Rights Plan Resolution	10

ARRANGEMENT MECHANICS	11
Letter of Transmittal	11

THE ARRANGEMENT AGREEMENT	12
Effective Date of the Arrangement	12
Representations and Warranties	12
Covenants	12
Covenants of Creo	12
Covenants of Kodak	13
Mutual Covenants	13
Covenants Regarding Non-Solicitation	14
Mutual Conditions to Closing	14
Conditions to Closing in Favour of Kodak	15
Conditions to Closing in Favour of Creo	16
Termination and Payment of Various Amounts	16
Pre-Acquisition Reorganization	18

THE SUPPORT AGREEMENTS	18

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	18
Shareholders Resident in Canada	19
Disposition of Common Shares	19
Dissenting Holders	20
Shareholders Not Resident in Canada	20
Disposition of Common Shares	20
Dissenting Holders	21

REGULATORY MATTERS	21
Canadian Competition Act	21

Investment Canada Act	22
HSR Act	22
Other Approvals	22
Canadian Securities Matters	22

CREO	23

EASTMAN KODAK	24

RISK FACTORS	24
Risks Relating to the Arrangement	24
Failure to Complete the Arrangement Could Negatively Impact Creo’s Share Price, Future Business and Operations	24
Uncertainty Surrounding the Arrangement Could Adversely Affect Creo’s Retention of Customers and Personnel	24
The Break Fee and Expense Reimbursement Provisions of the Arrangement Agreement May Discourage Other Parties From Attempting to Acquire Creo	24
Risks Relating to Creo	25

DISSENTING HOLDERS’ RIGHTS	25

INFORMATION CONCERNING THE MEETING	27
Purpose of the Meeting and the Solicitation of Proxies	27
Conduct of the Meeting	27
Date, Time and Place of Meeting	28
Quorum for the Transaction of Business	28
Appointment and Revocation of Proxies	28
Registered Holders	28
Non-Registered (Beneficial) Holders	28
Voting and Exercise of Discretion by Proxies	29
Voting Securities, Outstanding Common Shares and Options, and Principal Holders Thereof	29
Dissent Rights	30
Expenses of the Arrangement	30

PARTICULARS OF MATTERS TO BE ACTED ON	31
Item 1 – Arrangement Resolution	31
Item 2 – Rights Plan Resolution	31
Item 3 - Election of Directors	31
Director Nominees	32
Item 4 – Financial Statements	37
Item 5 – Re-Appointment of Auditors	37

MARKET PRICE AND TRADING VOLUME DATA	38

EXECUTIVE COMPENSATION	39
Summary Compensation Table	39
Stock Option Grants in Fiscal Year 2004	40
Aggregated Stock Options Exercised During Fiscal Year 2004 and Fiscal Year-End Stock Option Values	40
Change of Control Agreements for Named Executive Officers	41
Composition of the CNG Committee	42
Report on Executive Compensation	42
Compensation Philosophy	42
Process	43
Compensation Decisions	44
Base Salary	45
Cash Incentives	45
Equity Plans	45

Performance Graph	46

Compensation of Directors	47

STOCK-BASED COMPENSATION PLANS	47
Stock Option Plan	47
Grants in Last Fiscal Year	47
Equity Plan	48

Grants in Last Fiscal Year	49
Stock-Based Compensation Plan Information	49

CORPORATE GOVERNANCE	50
Statement on Corporate Governance Practices	50
Mandate of the Board and the Board’s Expectations for Management	50
Composition of the Board	51
Board Committees	51
Audit Committee	51
Compensation, Nominating and Corporate Governance (“CNG”) Committee	52
Special Committee	52
Board of Directors’ Meetings Held and Attendance of Directors	53
Policies on Share Ownership and Director Retirement	53
Auditor Independence	53
Code of Conduct	54
Indemnification of Directors and Officers and Insurance	54

SHAREHOLDER FEEDBACK	55

ADDITIONAL INFORMATION	56

SHAREHOLDER PROPOSALS	56

OTHER BUSINESS	56

GLOSSARY OF TERMS	58

Arrangement Materials

APPENDIX A     -     ARRANGEMENT AGREEMENT

     EXHIBIT A     -     PLAN OF ARRANGEMENT

     EXHIBIT B     -     ARRANGEMENT RESOLUTION

     EXHIBIT C     -     RIGHTS PLAN RESOLUTION

APPENDIX B     -     FAIRNESS OPINION

Court Materials

APPENDIX C     -     SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

APPENDIX D     -     INTERIM ORDER

APPENDIX E     -     NOTICE OF APPLICATION TO COURT FOR FINAL ORDER

Information Relating to Creo

APPENDIX F     -     TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

APPENDIX G     -     BOARD OF DIRECTORS, AUDIT COMMITTEE AND CNG COMMITTEE CHARTERS AND SPECIAL COMMITTEE MANDATE

APPENDIX H     -     CODE OF CONDUCT AND DISCLOSURE POLICY

QUESTIONS and ANSWERS

The following list of Questions and Answers is intended to address some of the primary aspects of the Arrangement. This section is intended as a summary only and does not contain all the information that a Shareholder may find relevant in considering the Arrangement. Certain capitalized terms used but not defined below are defined in the Glossary of Terms beginning on page 58.

1.	WHAT IS THE ARRANGEMENT?

The Arrangement is a statutory process under the CBCA which, if approved by Shareholders, the Court and applicable regulatory authorities, will result in Kodak acquiring Creo through its subsidiary, Acquisition Sub.

2.	HOW MUCH WILL I RECEIVE FOR MY CREO COMMON SHARES?

Each Common Share is being acquired pursuant to the Arrangement for US$16.50 in cash.

3.	WHAT IS THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF CREO REGARDING THE ARRANGEMENT?

The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Creo and Shareholders. Accordingly, the Board has unanimously approved the Arrangement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution and FOR the Rights Plan Resolution. See “The Arrangement”.

4.	WHY AM I RECEIVING THIS MANAGEMENT PROXY CIRCULAR AS A SHAREHOLDER?

Shareholders are entitled to vote with respect to the approval of the Arrangement Resolution and the Rights Plan Resolution. This Circular provides background and summary information about the Arrangement, the Arrangement Resolution and the Rights Plan Resolution. In addition, the Meeting will deal with items of business normally dealt with at annual meetings of Shareholders, on which Shareholders are also entitled to vote. This Circular also provides information in connection with the solicitation of Shareholder votes on such matters by or on behalf of Management of Creo.

5.	HAVE ANY CREO SHAREHOLDERS AGREED TO SUPPORT THE ARRANGEMENT?

All of the Directors and certain senior officers of Creo (namely, Amos Michelson, Mark Dance, Daniel Gelbart, Judi Hess and Paul Kacir) have agreed to support and vote FOR the Arrangement Resolution and FOR the Rights Plan Resolution. See “The Support Agreements”.

6.	WHAT VOTES OF CREO SHAREHOLDERS ARE NECESSARY TO PASS THE ARRANGEMENT RESOLUTION AND THE RIGHTS PLAN RESOLUTION?

In order to be approved, the Arrangement Resolution requires the affirmative vote of at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. In order to be approved, the Rights Plan Resolution requires the affirmative vote of at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

7.	WHO IS ENTITLED TO VOTE?

Shareholders of record as of the close of business on February 14, 2005 (the Record Date) are entitled to vote.

 i

8.	HOW DO I VOTE?

If you are a Registered Holder, there are two ways you can vote: (1) you may vote in person at the Meeting, or (2) you may complete, sign and date the Proxy enclosed with this Circular, to appoint a proxyholder to attend the Meeting and vote for you. You must deposit the Proxy with Computershare Trust Company of Canada as described under the “Deposit of Proxies” section of this answer below. See also “Information Concerning the Meeting – Appointment and Revocation of Proxies – Registered Holders”.

Please disregard any blue or green forms of proxies that you may have received from the Company or the Dissidents in connection with the Meeting.

If you hold your Common Shares through an intermediary such as a broker or dealer, you should have received from your intermediary either a form of proxy or a voting instruction form in respect of the number of Common Shares you beneficially own. To ensure that your Common Shares are voted, you should carefully follow the instructions contained in the form of proxy or voting information form. If you do not provide instructions to your intermediary, your Common Shares will not be voted. See also “Information Concerning the Meeting – Appointment and Revocation of Proxies – Non-Registered (Beneficial) Holders”.

Deposit of Proxies

To be valid, Proxies must be signed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: PROXY DEPARTMENT. An undated Proxy will be deemed to be dated the date it is mailed by Management of Creo. Proxies may be returned in the enclosed addressed envelope. Proxies must be received prior to 2:00 p.m. Vancouver time (5:00 p.m. Eastern time) on Thursday, March 24, 2005 or, in any case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. If you require any assistance in completing your Proxy, please call Georgeson Shareholder at 1-877-288-9604.

9.	HOW DO I PARTICIPATE IN THE ARRANGEMENT?

If the Arrangement is approved at the Meeting, a Letter of Transmittal will be sent to each Registered Holder prior to the Effective Time. If you are a Registered Holder, you should send your Common Share certificate(s), together with your completed and signed Letter of Transmittal, to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: CORPORATE ACTIONS. If you have lost your Common Share certificate(s) or if they have been destroyed or stolen, you should complete an applicable Letter of Transmittal as fully as possible and forward it to Computershare Trust Company of Canada to inquire about receiving replacement Common Share certificate(s).

If you hold your Common Shares through an intermediary such as a broker or dealer, you do not need to physically deliver any share certificate(s). To deliver your Common Shares upon completion of the Arrangement, you should follow the instructions of such intermediary, which you can expect to receive near the Effective Time. See “Arrangement Mechanics – Letter of Transmittal”.

10.	IF I DO NOT WANT TO PARTICIPATE IN THE ARRANGEMENT, CAN I DISSENT?

If you do not want to participate in the Arrangement, and you are a Registered Holder, you may dissent by providing written notice to Creo at or before 2:00 p.m. Vancouver time (5:00 p.m. Eastern time) on Thursday, March 24, 2005 in the manner described under “Dissenting Holders’ Rights”. If you dissent, and the Arrangement is completed, you will be entitled to be paid the “fair value” of your Common Shares by Acquisition Sub as of the close of business on the day before the day the Arrangement Resolution is adopted. “Fair value” will ultimately be determined by the Court. This amount may be the same as, more than or less than the US$16.50 in cash per Common Share offered under the Arrangement. Only Registered Holders may dissent. You should carefully read the section in this Circular entitled “Dissenting Holders’ Rights” if you wish to exercise Dissent Rights. Under the Arrangement Agreement, it is a condition

 ii

in favour of Kodak to completion of the Arrangement that the number of Common Shares held by Shareholders who exercise their Dissent Rights not exceed 12.5% of the number of Common Shares outstanding.

11.	WHEN WILL THE ARRANGEMENT BE COMPLETED?

Creo and Kodak are endeavouring to complete the Arrangement as soon as is reasonably practicable under the circumstances. Subject to the approval of Shareholders and the Court, receipt of certain regulatory approvals and other customary conditions, Creo and Kodak anticipate completing the Arrangement during the summer of 2005. However, there can be no assurance that the Arrangement will be completed by that time or at all.

12.	WHAT DO I NEED TO DO NOW?

You should carefully read and consider the information contained in this Circular. You should then complete, sign and date your Proxy and return it in the enclosed return envelope as soon as possible so that your Common Shares may be represented at the Meeting.

13.	SHOULD I SEND IN MY COMMON SHARE CERTIFICATE(S) NOW?

No. You should send your Common Share certificate(s), together with the Letter of Transmittal that will be sent to you prior to the Effective Time, only if the Arrangement Resolution and the Rights Plan Resolution are approved at the Meeting. See “Arrangement Mechanics – Letter of Transmittal”.

14.	WHEN WILL I RECEIVE THE CASH PAYMENT FOR MY COMMON SHARES?

You will receive any amount due to you under the Arrangement after the Arrangement becomes effective and your Letter of Transmittal and Common Share certificate(s), are received by Computershare Trust Company of Canada. See “Arrangement Mechanics – Letter of Transmittal”.

15.	WILL CREO COMMON SHARES CONTINUE TO BE TRADED ON THE NASDAQ AND THE TSX AFTER THE ARRANGEMENT?

No. The Common Shares will be owned by Acquisition Sub and will be delisted from the NASDAQ and the TSX soon after the Arrangement becomes effective.

16.	IN ADDITION TO APPROVAL BY CREO SHAREHOLDERS, ARE THERE ANY OTHER APPROVALS REQUIRED FOR THE ARRANGEMENT?

The Court must approve the Arrangement. The completion of the Arrangement is also conditional upon receipt of certain antitrust, competition and other regulatory approvals in the United States, Canada, Europe and certain other jurisdictions.

17.	WHO CAN I CONTACT IF I HAVE QUESTIONS?

Shareholders who would like additional copies of this Circular or who have additional questions about the Arrangement, including the procedures for voting, should contact Georgeson Shareholder at 1-877-288-9604. Shareholders who have questions about deciding how to vote should contact their professional advisors.

 iii

Creo Inc.

3700 Gilmore Way
Burnaby, British Columbia
Canada V5G 4M1

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the “Circular”) and the accompanying form of proxy (the “Proxy”) are provided in connection with the solicitation of proxies by Management of Creo Inc. (“Creo” or the “Company”) for use at the annual and special meeting of Creo’s shareholders (the “Shareholders”) to be held at 9:00 a.m. (Vancouver time) on March 29, 2005, and any adjournment or postponement thereof (the “Meeting”).

Except where otherwise indicated, the information contained in this Circular is given as of February 14, 2005 (the “Record Date”). Shareholders holding common shares in the capital of Creo (collectively, the “Common Shares”) who were Shareholders of record at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

REPORTING CURRENCY

In this document, unless otherwise specified, all references to “dollars”, “US dollars”, “$” or “US$” are to United States dollars and all references to “Cdn dollars” or “Cdn$” are to Canadian dollars. On February 14, 2005, the noon buying rate of exchange as reported by the Bank of Canada, was Cdn$1.2345 for each $1.00.

The following table sets forth, for each period indicated, the high and low exchange rates for one US dollar expressed in Cdn dollars, based on the indicated Bank of Canada noon buying rate of exchange, the average of such exchange rates during such period, and the exchange rate at the end of such period:

	Years ended September 30
	2002	2003	2004

High	1.6132	1.5942	1.3968

Low	1.5110	1.3342	1.2639

Average	1.5730	1.4642	1.3251

Rate at period end	1.5858	1.3504	1.2639

SOLICITATION OF PROXIES

All costs of solicitation of proxies by Management will be borne by Creo. It is expected that solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone, facsimile or other communication by Directors, officers and employees of the Company without special compensation. Creo has also retained the services of Georgeson Shareholder Communications Canada Inc. (“Georgeson Shareholder”) as its proxy solicitation firm to assist with the solicitation of proxies on behalf of Management and to provide other services relating to the Meeting. The total cost of all these services is estimated at approximately Cdn$35,000.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Arrangement will be taxable to a U.S. person (including citizens of or aliens resident in the United States, United States corporations or estates or trusts whose income is subject to United States taxation), in an amount equal to the difference between the amount realized under the Arrangement by a U.S. person and such U.S. person’s basis in its Common Shares. Accordingly, Shareholders who are U.S. persons should consult their own tax advisors with respect to the income tax consequences to them of the Arrangement, having regard to their own particular circumstances.

Creo is a Canadian issuer. The solicitation of Proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation and therefore this solicitation is not being effected in accordance with such securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws.

The financial information included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles, which differ from U.S. generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of U.S. companies.

The enforcement by investors of civil liability under U.S. federal securities laws may be adversely affected by the fact that Creo is incorporated and organized under the laws of Canada and 4284488 Canada Inc. (“Acquisition Sub”) is incorporated and organized under the laws of Canada, that some or all of their respective officers and directors are residents of Canada and that a substantial portion of the assets of Creo and Acquisition Sub are located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

FORWARD-LOOKING STATEMENTS

This Circular contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. Words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, and variations of such words, and similar expressions, are intended to identify these forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that Creo expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the future success of Creo, the Subsidiaries and the companies, joint ventures or partnerships in which Creo has equity investments, are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of a number of factors, including (i) general economic, market or business conditions, (ii) the opportunities (or lack thereof) that may be presented to and pursued by Creo, (iii) competitive actions by other companies, (iv) changes in Laws, and (v) other factors, many of which are beyond the control of Creo.

All forward-looking statements attributable to Creo or Persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained in this Circular, which reflect the analysis of the Management of Creo, only as of the date of this Circular. Creo does not undertake any obligation to release publicly the results of any revision to these forward-looking statements, including without limitation any which may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events.

INFORMATION CONTAINED IN THIS CIRCULAR

No Person has been authorized to give information or to make any representation in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Creo or Kodak.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such an offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

DEFINED TERMS

All capitalized terms used extensively in this Circular are defined in the “Glossary of Terms”, beginning on page 58 of this Circular.

BACKGROUND TO THE MEETING

The Board of Directors of the Company (the “Board”) originally called an annual and special meeting of Shareholders of Creo for February 10, 2004 (the “February 10 Meeting”). The Company had received a requisition letter on October 20, 2004 from a small group of dissident Shareholders, led by Goodwood Inc. and Burton Capital Management, LLC (collectively, the “Dissidents”), requesting that a meeting of Shareholders be held to allow Shareholders to consider two primary matters of business – the removal of the current Board and the election of directors nominated by the Dissidents to fill the vacancies created by such removal.

On January 10, 2005, the Company mailed to Shareholders a Management Proxy Circular dated December 28, 2004, a notice of the February 10 Meeting and a blue form of proxy. The Company also mailed to Shareholders the 2004 Annual Report, including the financial statements for the fiscal year ended September 30, 2004 (the “Annual Financials”). On January 18, 2005, the Dissidents mailed their Dissident Proxy Circular, soliciting green proxies in favour of their slate of director nominees. The Board mailed to Shareholders a response to the Dissident Proxy Circular on January 26, 2005.

On January 31, 2005, Creo announced the proposed Arrangement with Kodak and postponed the February 10 Meeting, rescheduling it to March 29, 2005. Shortly after Creo’s announcement of the proposed Arrangement, the Dissidents publicly announced their decision to not pursue their proxy solicitation. On February 7, 2005, the Company was formally advised in writing by counsel to the Dissidents that they were withdrawing their requisition for a meeting of Shareholders.

Shareholders should disregard all materials delivered to them by the Company or the Dissidents prior to the date hereof, other than Creo’s 2004 Annual Report. This Circular, the Notice of Annual and Special Meeting dated February 23, 2005, the Proxy, and the Annual Financials form the materials provided in connection with the Meeting.

THE ARRANGEMENT

Background to the Arrangement

In the spring of 2004, several industry participants expressed interest in exploring strategic relationships or other transactions involving all or part of the Company’s business. In order to consider these expressions of interest, the Board established a special committee of independent directors (the “Special Committee”) in July 2004 to review these strategic alternatives with the objective of enhancing shareholder value.

After interviewing three financial advisory firms in late August 2004, the Company retained Merrill Lynch, through its offices in New York and Toronto, to act as financial advisor to the Special Committee and the Board, including, as appropriate and requested by the Special Committee and the Board, to provide a fairness opinion with respect to any particular proposed strategic alternative resulting from the strategic alternative review process. The Special Committee also retained independent legal counsel to assist the Special Committee in carrying out its responsibilities and to provide the Special Committee with legal advice concerning its duties and the conduct of its affairs.

The mandate of the Special Committee was restated on October 21, 2004 to expressly include an evaluation of the concerns of the Dissidents and assistance with the appropriate responses thereto.

Beginning in October 2004, Merrill Lynch conducted a broad canvass of the global marketplace to solicit expressions of interest from potential transaction counterparties, including both industry participants and financial sponsors. In accordance with the mandate of the Special Committee, Merrill Lynch was instructed to consider a full range of strategic alternatives, including acquisitions, alliances with strategic partners, resale arrangements, business combinations, the sale of all or substantially all of the assets of the Company and the sale of the Company itself (each, a “Strategic Alternative”), with the objective of enhancing shareholder value. A total of 37 parties were contacted by Merrill Lynch, including 24 potential ‘strategic’ bidders and 13 potential ‘financial’ sponsors. A number of the potential counterparties contacted by Merrill Lynch expressed an interest in acquiring all or part of Creo’s business. Creo entered into confidentiality and standstill agreements with 10 parties, each of whom then received a confidential information memorandum regarding the business of Creo.

In November 2004, the Special Committee instructed Management to commence work on a presentation to the full Board on the viability and consequences of amending Creo’s existing business plan to introduce further and increasing levels of cost reductions as suggested by the Dissidents. Merrill Lynch was asked to review Creo’s existing business plan and the shareholder value capable of being generated by Creo on a stand-alone basis, to set a baseline against which the shareholder value to be realized from any proposed Strategic Alternative could be measured. The Board held a full-day meeting on November 23, 2004 to review and discuss these presentations.

On December 17, 2004, Merrill Lynch updated the Special Committee on its progress in identifying Strategic Alternatives for the Company. Merrill Lynch reported, among other things, that it had received several expressions of interest for the purchase of the Company or its prepress business, and analyzed and compared these in terms of price, timing to completion, conditions, closing risk and other factors. Merrill Lynch did not receive any expressions of interest for joint ventures, resale arrangements, partnerships or alliances. Based on this update, the Special Committee authorized Management to provide management presentations and access to a data room prepared by Creo to those parties submitting acceptable expressions of interest. Merrill Lynch was instructed to deliver forms of agreement for either a sale of the Company as a whole or for the sale of the Company’s prepress assets only, and to request that formal bids be submitted on the basis of these documents by January 12, 2005, which date was subsequently extended to January 18, 2005.

After further extensive due diligence investigations into the business of the Company by several counterparties and further work by Merrill Lynch, legal counsel and Management to advance the initial proposals, Kodak emerged as the leading candidate from the Strategic Alternatives review process and submitted a formal bid within the prescribed time frame. The Special Committee and its legal counsel and financial advisors met on January 19, 2005 to review Kodak’s formal bid. After thorough analysis and discussion of the value of Creo based upon various methodologies and assumptions, including on a stand-alone basis, the Special Committee unanimously concluded that Kodak’s initial offer was inadequate. The Special Committee advised Kodak that the offer would need to be substantially improved in order for the Special Committee to recommend it to the Board for acceptance.

On January 27, 2005, a revised offer was received from Kodak. The Special Committee and its legal counsel and financial advisors convened to review that offer in the context of other alternatives available to the Company, including continuing on a stand-alone basis. Based on its analysis, the Special Committee unanimously agreed that although the offer had been improved, it was not sufficient for the Special Committee to recommend it to the Board for acceptance. The Special Committee instructed its advisors to seek a best and final offer from Kodak.

After further discussions with Kodak, an offer was received from Kodak on January 28, 2005 involving a cash price of $16.50 per share for all the Company’s outstanding Common Shares, and otherwise on the terms stipulated in its previous bids. Kodak emphasized that this was its best and final offer. Upon receipt of the revised offer, the Chair of the Special Committee authorized counsel and Management to engage in negotiations with Kodak on the Arrangement Agreement, with the objective of presenting a complete proposal for the Special Committee to consider the following day.

The Special Committee convened on January 29, 2005 to review Kodak’s offer, and to assess that offer in the context of other alternatives available to the Company, including continuing on a stand-alone basis. Merrill Lynch provided an update of its analysis of the Kodak offer, and confirmed that, if requested, it would be prepared to deliver its opinion that the consideration to be received by Shareholders pursuant to the proposed Arrangement was fair from a financial point of view. Based on its own deliberations, the advice of its financial and legal advisors, and its review of the proposed terms of the Arrangement with Kodak, the Special Committee concluded that the Arrangement was fair to Shareholders and in the best interests of Creo, and recommended that the Board approve the Arrangement.

On the evening of January 30, 2005, the Board met to receive the report of the Special Committee and review the terms of the Arrangement Agreement. At this meeting, Merrill Lynch provided its Fairness Opinion and legal counsel to Creo reviewed the significant terms of the Arrangement Agreement. The Board meeting was then adjourned to provide the members of the Board an opportunity to further review the Arrangement Agreement. When the meeting was reconvened, the members of the Board were provided an opportunity to question its legal and financial advisors and Management on the definitive terms of the Arrangement Agreement. Following these discussions, the Board accepted the Special Committee’s recommendation and unanimously approved the Arrangement. Creo, Kodak and Acquisition Sub subsequently entered into the Arrangement Agreement. Contemporaneously, each member of the Board and certain senior officers of the Company entered into Support Agreements in favour of Kodak. The Support Agreements are described in greater detail in this Circular, under the heading “The Support Agreements”.

The Arrangement Agreement was announced in separate press releases issued by each of Creo and Kodak prior to the opening of the North American financial markets on January 31, 2005. Creo also announced that the February 10 Meeting was being postponed by the Board and rescheduled to March 29, 2005, in order to allow Shareholders adequate time to consider and vote upon the Arrangement.

Description of the Arrangement

Creo entered into the Arrangement Agreement with Kodak and Acquisition Sub in order to proceed with the Arrangement under the CBCA that will, pursuant to the terms and subject to the conditions of the Arrangement Agreement, result in the transfer of all issued and outstanding Common Shares to Acquisition Sub in exchange for a cash payment of $16.50 per Common Share. The transaction is subject to a number of conditions, including, among others, approval by the Court and by Shareholders. The key steps of the Plan of Arrangement are:

(a)	each Common Share issued and outstanding at the Effective Time and held by a Shareholder, other than (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Common Shares held by such Dissenting Holder and (ii) Kodak, Acquisition Sub or any affiliate thereof, shall be transferred to Acquisition Sub in exchange for $16.50 per Common Share in cash;

(b)	all stock options (“Options”) that have not been duly exercised prior to the Effective Time will be cancelled; and

(c)	the Company Stock Plans will be terminated as of the Effective Time.

The Arrangement Agreement permits the Board, and the Board intends, to accelerate the vesting of any unvested Options such that (i) all Options issued prior to January 12, 2005 will, immediately before the Effective Time, be fully vested; and (ii) any Option issued on or after January 12, 2005 will, immediately before the Effective Time, be vested as to X/365 of such Options, where “X” will equal the actual number of days that have elapsed between January 12, 2005 and the Effective Date. All Options that are not exercised immediately before the Effective Time will be cancelled on the Effective Date for no payment.

The Plan of Arrangement is attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix A to this Circular.

The completion of the Arrangement is conditional upon, among other things:

(a)	approval of the Arrangement Resolution by at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting;

(b)	approval of the Rights Plan Resolution by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting;

(c)	approval of the Court;

(d)	approval of certain Governmental Authorities and the expiry or termination of certain waiting periods under applicable antitrust or competition legislation; and

(e)	Dissent Rights being exercised with respect to not more than 12.5% of the issued and outstanding Common Shares in connection with the Arrangement.

See “The Arrangement Agreement – Mutual Conditions to Closing; Conditions to Closing in Favour of Kodak; Conditions to Closing in Favour of Creo”.

The Arrangement will become effective upon obtaining the Certificate of Arrangement following the filing of the Articles of Arrangement with the Director under the CBCA. See “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement”.

The Special Committee

The Special Committee consists of Kenneth Spencer, John McFarlane, Douglas Brengel, Jean Francois-Heitz and Steven Gordon, with Kenneth Spencer acting as Chair. Each of the Special Committee members is an “unrelated director” and is “independent” as those terms are defined in applicable legislation or regulatory policy and as they apply to each such Director, all as more particularly set out in Item 3 of Appendix F to this Circular. Furthermore, each of the members of the Special Committee is and at all material times has been independent of, and unrelated to, Kodak and its affiliates.

The Special Committee met formally on 15 occasions during the period from its formation to the date of this Circular, six of those meetings having occurred prior to October 2004. In addition, the Chair of the Special Committee, together with its independent legal counsel, participated in most of the regularly scheduled meetings with Merrill Lynch, external counsel and Management of Creo in connection with the Strategic Alternative review process. Consequently, over the course of the Special Committee’s mandate, the Chair of the Special Committee received regular updates from Merrill Lynch, legal counsel and Management with respect to solicitation, analysis and progress of various Strategic Alternatives, as well as all matters relating to the Dissidents’ proceedings, and guided all material decisions with respect thereto.

Based on its own deliberations, the advice of its financial and legal advisors, and its review of the proposed terms of the Arrangement with Kodak, the Special Committee unanimously concluded that the proposed Arrangement with Kodak is fair to Shareholders and in the best interests of the Company. On January 30, 2005, the Special Committee unanimously recommended to the Board that the Board approve the proposed Arrangement, and that the Board recommend to Shareholders that they vote in favour of the Arrangement Resolution and the Rights Plan Resolution.

In reaching its conclusion and making its recommendation, the Special Committee considered a range of factors, but emphasized the following reasons and considerations:

(a)	after an extensive process of soliciting Strategic Alternatives and negotiating increases of the Kodak offer, the proposed Arrangement had emerged as the Strategic Alternative that provided the highest shareholder value;

(b)	the consideration per Common Share that Shareholders will receive under the proposed Arrangement represents a premium of approximately 14.9% to the closing trading price of the Common Shares on NASDAQ on January 28, 2005 and premium of approximately 51.3% over the closing price on NASDAQ on the date immediately prior to the Company’s announcement on October 15, 2004 that it had formed the Special Committee to consider all available Strategic Alternatives;

(c)	Merrill Lynch’s Fairness Opinion, attached hereto as Appendix B, concluded that the consideration to be received by Shareholders pursuant to the proposed Arrangement is fair from a financial point of view to Shareholders;

(d)	the ability of the Company to deliver comparable value to Shareholders through the execution of the existing business plan is subject to risks and uncertainties, many of which are beyond the control of the Company; and

(e)	the proposed Arrangement:

(i)	is not subject to any financing condition or to any other unreasonable or extraordinary conditions to completion;

(ii)	does not preclude the Board from considering and recommending to Shareholders, prior to Shareholder approval of the Arrangement, an unsolicited offer or proposal relating to change of control of the Company that the Board considers superior to the proposed Arrangement from a financial point of view (subject to payment of the Break Fee and Kodak Expenses, which the Special Committee considers reasonable in the circumstances); and

(iii)	is subject to the approval of Shareholders and a fairness hearing before the Court, and grants to Shareholders the right to dissent and follow a prescribed process for requesting the Court to determine fair value for their Common Shares.

The Special Committee also considered potential risks relating to the Arrangement, including the following:

(a)	the risks and costs to Creo if the Arrangement is not completed, including the diversion of Management attention, potential attrition of Company Employees and adverse effects on Creo’s ability to execute its stand-alone business strategy;

(b)	Creo’s obligation to pay the Break Fee and Kodak Expenses if the Arrangement Agreement is terminated under certain circumstances, which might deter other parties from making a competing offer to acquire Creo;

(c)	the restrictions on the conduct of the Company’s business prior to completion of the Arrangement, which may delay or prevent Creo from exploiting business opportunities that may arise pending completion of the Arrangement; and

(d)	the interest of Management in the Arrangement, which may differ from those of Shareholders in certain respects.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee. In view of the variety of factors considered in connection with evaluation of the Arrangement, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. In addition, individual members of the Special Committee may have given differing weights to different factors.

Recommendation of the Board

On the evening of January 30, 2005, the Board met to consider the proposed Arrangement. At this meeting, the Special Committee provided its report and unanimous recommendation to the Board, and Merrill Lynch provided its Fairness Opinion. Legal counsel to Creo reviewed the significant terms of the Arrangement Agreement with the members of the Board. The Board meeting was then adjourned to provide the members of the Board an opportunity to further review the Arrangement Agreement. When the meeting was reconvened, the members of the Board were provided an opportunity to question counsel and Management on the definitive terms of such agreement. Following these discussions, on the basis of the same reasons and considerations applied by the Special Committee, the Board accepted the Special Committee’s unanimous recommendation and unanimously approved the Arrangement.

The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Creo and Shareholders. Accordingly, the Board has unanimously approved the Arrangement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution and FOR the Rights Plan Resolution.

Opinion of the Financial Advisor

Merrill Lynch was retained, among other things, to provide to the Special Committee and the Board its opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders in connection with the proposed Arrangement.

At the meeting of the Special Committee on January 29, 2005, Merrill Lynch confirmed that, if requested, it would be prepared to deliver its opinion that the consideration to be received by Shareholders pursuant to the proposed Arrangement was fair from a financial point of view to Shareholders. This opinion was provided orally and in writing by Merrill Lynch to the Board at its meeting held on January 30, 2005 and is attached as Appendix B to this Circular (the “Fairness Opinion”). Shareholders are urged to read the Fairness Opinion in its entirety.

The full text of the Fairness Opinion sets forth, among other things, the information reviewed, matters considered, assumptions made and limitations on the scope of the review undertaken by Merrill Lynch in rendering its opinion. The summary of the Fairness Opinion contained in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

The Fairness Opinion addresses only the fairness, from a financial point of view, of the consideration to be received by Shareholders, is for the information of the Special Committee and the Board in connection with their consideration of the proposed Arrangement only, and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote at the Meeting.

Pursuant to its engagement in connection with the Arrangement, Merrill Lynch will receive a fee from Creo for its services, a significant portion of which is contingent upon the completion of the Arrangement, plus reimbursement of its expenses. Creo has also agreed to indemnify Merrill Lynch and certain related Persons against certain liabilities in connection with Merrill Lynch’s engagement, including certain liabilities under applicable securities legislation. Notwithstanding such arrangements for the payment of fees by Creo to Merrill Lynch, Merrill Lynch believes that it is independent.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that employees of Creo, certain members of Management and members of the Board may have certain interests in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and has considered them along with the other matters described above under the heading “The Arrangement – Recommendation of the Board”.

Directors’ and Officers’ Liability Insurance

Creo currently maintains directors’ and officers’ liability insurance insuring directors and officers of Creo and its Subsidiaries against liability for acts or omissions in their capacities as such directors and officers, subject to certain exclusions. Pursuant to the Arrangement Agreement, Kodak has agreed that, for a period of six years from the Effective Time, Kodak shall cause to be maintained in effect the current directors’ and officers’ liability insurance policies maintained by Creo (provided that Kodak may cause to be substituted therefor policies of at least substantially comparable coverage with reputable and financially sound carriers and containing terms and conditions that in the aggregate are not less favourable) with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time, provided that neither Creo nor Kodak shall be obligated to pay annual premiums in excess of $1.2 million (which amount is equivalent to double Creo’s current costs of maintaining directors’ and officers’ liability insurance). Alternatively, Creo may, at its option, and shall, at the request of Kodak, purchase, as an extension of Creo’s current insurance policies, prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in Creo’s current insurance policies) for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, and any such policy purchased by Creo shall cover the interest of Kodak in respect of its directors’ and officers’ indemnification obligations, provided, however, that under this alternative Creo shall not pay more than $2.4 million for such insurance unless Kodak consents otherwise.

Acceleration of Vesting of In-the Money Options

Some of the holders of “in-the-money” Options that will be accelerated before the Effective Time are insiders of Creo. See “The Arrangement – Description of the Arrangement” above.

Retention Agreements

Creo is establishing an employee retention program under which approximately 45 employees may be entitled to receive cash payments of $1.8 million in the aggregate in accordance with the terms of certain retention agreements (the “Retention Agreements”). The largest of these payments is approximately $390,000 in respect of Amos Michelson and approximately $195,000 in respect of each of Judi Hess, Mark Dance and Daniel Gelbart. No other payment to any other insider is more than $50,000.

Change of Control Agreements

In May 2004, Creo entered into certain “Change of Control” agreements (the “CoC Agreements”) with approximately 35 senior officers and employees. In the case of Amos Michelson, Judi Hess, Mark Dance and Daniel Gelbart, these agreements provide for certain payments upon the termination of their employment by them or by the Company within one year of completion of the Arrangement. In all other cases, these agreements provide for certain payments upon the termination of their employment by them for “Good Reason” or by the Company within one year of completion of the Arrangement. During the negotiations leading up to the execution of the Arrangement Agreement, in reviewing the CoC Agreements, minor administrative amendments were made to ensure that the provisions of the CoC Agreements would operate as originally intended in the context of a change of control occurring in the manner contemplated by the Arrangement. See “Executive Compensation — Change of Control Agreements for Named Executive Officers” for a more detailed description of these agreements.

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Creo obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix D to this Circular and a copy of the Notice of Application to the Court for the Final Order relating to the Arrangement is attached as Appendix E to this Circular.

Subject to the approval of the Arrangement Resolution and the Rights Plan Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on April 1, 2005 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, Toronto, Ontario. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court may deem fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to any further order of the Court, only those Persons having previously served a Notice of Appearance in compliance with the Notice of Application for the Final Order and the Interim Order will be given notice of the postponement, adjournment or rescheduled date.

Assuming the Final Order is granted and the other conditions to Closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, Management currently anticipates that the Articles of Arrangement will be filed with the Director under the CBCA during the summer of 2005 to give effect to the Arrangement. This estimate takes into account the need to apply for and obtain certain approvals from Governmental Authorities, including Competition Act Approval, Investment Canada Approval and expiration or early termination of the waiting period under the HSR Act. See “The Arrangement Agreement – Mutual Conditions to Closing” and “Regulatory Matters”.

Delisting and Reporting Issuer Status

The Common Shares are expected to be delisted from the Toronto Stock Exchange (the “TSX”) and the NASDAQ Stock Market (“NASDAQ”) following the Effective Date. Creo will also seek to be deemed to have ceased to be a reporting issuer in those jurisdictions in Canada in which it currently has reporting issuer or equivalent status, and will file a notice of termination of its registration and duty to file reports under U.S. securities regulations.

Rights Plan Resolution

Creo currently has in place a shareholder rights plan agreement dated as of November 13, 2002 (the “Rights Plan”) between Creo and Computershare Trust Company of Canada (as Rights Agent). A copy of the Rights Plan is available upon request to Creo and will also be made available for inspection at the Meeting.

It is a condition to Kodak’s obligation to complete the Arrangement that Shareholders approve the Rights Plan Resolution. The effect of the Rights Plan Resolution will be to (a) waive the application of the Rights Plan to the acquisition of Common Shares pursuant to the Arrangement Agreement and any other transactions contemplated by the Arrangement Agreement; and (b) rescind the Rights Plan and all of the provisions thereof effective immediately before the Effective Time.

The Rights Plan was adopted by Creo to ensure that any take-over bid made for Common Shares would be made to all Shareholders and treat all Shareholders equally and to provide the Board with sufficient time to consider the offer and to pursue alternatives on behalf of Shareholders to enhance shareholder value. The Board is of the view that it would be inappropriate for the potentially dilutive provisions of the Rights Plan to apply in the context of the Arrangement.

ARRANGEMENT MECHANICS

Letter of Transmittal

If you are a Registered Holder and the Arrangement Resolution and the Rights Plan Resolution are approved at the Meeting, you will receive a Letter of Transmittal prior to the Effective Time.

If you are a Registered Holder, you should send your Common Share certificate(s), together with your completed and signed Letter of Transmittal, by hand, courier or registered mail to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (ATTENTION: CORPORATE ACTIONS) OR by regular mail to Computershare Trust Company of Canada, P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario M5C 3H2 (ATTENTION: CORPORATE ACTIONS). Where a certificate for Common Shares has been destroyed, lost or stolen, the Registered Holder of that certificate should immediately contact Computershare Trust Company of Canada at 1-800-564-6253. A replacement certificate will be issued upon the Registered Holder satisfying the requirements of Computershare Trust Company of Canada and Creo relating to replacement Common Shares certificate(s).

If you hold your Common Shares through an intermediary such as a broker or dealer, you should carefully follow the instructions of such intermediary in order to submit your Common Shares.

On and after the Effective Time, all certificates that represented Common Shares immediately prior to the Effective Time will cease to represent any rights with respect to the Common Shares and will only represent the right to receive the consideration payable pursuant to the Plan of Arrangement, which will be equal to $16.50 in cash multiplied by the number of Common Shares represented by such certificates. Under no circumstances will interest accrue or be payable by Kodak, Acquisition Sub, Creo or Computershare Trust Company of Canada in respect of consideration payable under the Arrangement, regardless of any delay in making such payment.

Any use of the mail to transmit certificate(s) for Common Shares and/or Letters of Transmittal is at the risk of the relevant Shareholder. If these documents are mailed, it is recommended that registered mail be used, with a return receipt requested and with proper insurance obtained.

Kodak has agreed that at or before the Effective Time, it will cause Acquisition Sub to deposit sufficient cash with Computershare Trust Company of Canada for the benefit of Shareholders to give effect to the Arrangement. From this amount, a cheque in the amount payable under the Arrangement to each former Shareholder will, as soon as practicable after the Effective Date and receipt of such Shareholder’s Letter of Transmittal and Common Share certificate(s), (i) be forwarded by prepaid mail to such former Shareholder at the address specified in the applicable Letter of Transmittal or (ii) be made available at the offices of Computershare Trust Company of Canada for pick-up by such Shareholder, as may be requested by such Shareholder in the applicable Letter of Transmittal.

Creo, Acquisition Sub, Kodak and Computershare Trust Company of Canada shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder such amounts as they are or any of them is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada) (the

"Tax Act”), the United States Internal Revenue Code of 1986 or any other provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement as having been paid to the holders of the Common Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

THE ARRANGEMENT AGREEMENT

The following is a summary of the material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement, which is attached as Appendix A to this Circular.

Effective Date of the Arrangement

Following receipt of the required approvals of Shareholders and the Final Order, and upon the other conditions in the Arrangement Agreement being satisfied or waived to the extent legally permissible, Creo intends to deliver the Articles of Arrangement to the Director under the CBCA for endorsement and filing. The Arrangement will become effective as of 12:01 a.m. (Toronto time) on the Effective Date, being the date shown in the Certificate of Arrangement issued by the Director under the CBCA giving effect to the Arrangement.

Representations and Warranties

Creo, Kodak and Acquisition Sub have made various representations and warranties in the Arrangement Agreement. The representations and warranties made by Creo relate to the following: organization and qualification; charter documents; capitalization; authority relative to the Arrangement Agreement; no conflicts and required filings and consents; permits and compliance; public disclosure documents, financial statements, books and records; absence of certain changes or events; employee benefit plans; labour and employment matters; taxes; environmental matters; material contracts; Board approval and Shareholder vote required; brokers; litigation and liabilities; title to properties; intellectual property; state sponsored assistance; personal information; and insurance. Creo also represented in the Arrangement Agreement that the Board had received the Fairness Opinion and that as of the date of the Arrangement Agreement, all of the members of the Board had advised that they intend to vote all Common Shares held by them in favour of the Arrangement Resolution and the Rights Plan Resolution.

Covenants

Covenants of Creo

Under the Arrangement Agreement, Creo has made a number of covenants in favour of Kodak and Acquisition Sub. These covenants contain, among other things, certain restrictions on carrying on business other than in the ordinary course, including restrictions on (a) issuing, selling, pledging, disposing of or encumbering any shares or other securities or rights of any kind to acquire any shares or other ownership interests in Creo or any Subsidiary or any assets of Creo or any Subsidiary, subject to certain exceptions; (b) acquiring any corporation, partnership, other business organization or any division thereof or any assets except purchases of inventory and except for capital expenditures contemplated by the capital budget of Creo; (c) incurring any indebtedness for borrowed money or issuing any debt securities or guarantees or making any loans or advances or granting any security interest in any assets of Creo or any Subsidiary except for borrowings under existing credit facilities; (d) authorizing or making any commitment to any new capital expenditure or expenditures in excess of $5,000,000 in the aggregate, except as contemplated in Creo’s capital budget; (e) increasing the compensation payable to Directors, officers or employees of Creo or any Subsidiary, except with respect to employees in connection with new hires or promotions; (f) granting any severance or termination pay (except as required by applicable Law or any agreement, plan or arrangement in existence on the date of the Arrangement Agreement) or entering into or amending any employment, bonus, change of control or severance agreement with any Director, officer or other employee of Creo or any Subsidiary, except with respect to employees in connection with new hires and promotions; (g) establishing, adopting, entering into or amending any collective agreement or plan for the benefit of any Director, officer or employee of Creo or any Subsidiary except as required by Law; (h) paying, discharging or satisfying any material claim, liability or obligation; (i) amending or modifying in any material respect or terminating any material contract or entering into any contract or agreement that would be a material contract, subject to certain specified exceptions; (j) cancelling any material indebtedness or waiving, transferring, granting or releasing any claims or potential claims of material value; (k) taking any action to exempt from, waiving or making not subject to (including redemption of outstanding rights) the Rights Plan, any Person (other than Kodak and Acquisition Sub) or any action taken thereby, including any Take-over Bid (as defined in the Rights Plan), which Person or action would otherwise have been subject to the restrictive provisions thereof and not exempt therefrom; and (l) licensing or committing to license or otherwise acquiring or transferring any Intellectual Property (as defined in the Arrangement Agreement) or rights in or with respect thereto. In addition, Creo covenanted to obtain Kodak’s approval prior to declaring or paying any dividends.

Covenants of Kodak

The covenants made by Kodak in the Arrangement Agreement include Kodak’s agreement: (a) that during the period commencing at the Effective Time and ending on December 31, 2006, Kodak shall (and shall cause Creo and the Subsidiaries to) (i) maintain and honour, in accordance with their terms, all employment, severance and termination contracts and agreements between individual Company Employees, on the one hand, and Creo or any Subsidiary, on the other hand, as in effect immediately prior to the Effective Time (provided, however, that nothing shall prevent Kodak from terminating any such contract or agreement that is terminable in accordance with its terms); and (ii) provide current and former Company Employees and the Directors of Creo or any Subsidiary with benefits which in the aggregate are substantially comparable to those currently provided to such employees (other than stock options or other plans involving the issuance of securities of Kodak, Creo or any Subsidiary and subject to the proviso that employees covered by collective bargaining agreements need not be provided with such benefits and that nothing in the Arrangement Agreement shall obligate Kodak or Creo to provide a particular type of benefit); and (b) to honour and to cause Creo and the Subsidiaries to honour all their obligations to indemnify the current or former Directors and officers of Creo and the Subsidiaries for acts or omissions by such Directors and officers occurring at or prior to the Effective Time to the extent that such obligations of Creo or any Subsidiary exist on the date of the Arrangement Agreement.

Mutual Covenants

Each of Creo, Kodak and Acquisition Sub has covenanted, upon the terms and subject to the conditions set forth in the Arrangement Agreement, to use all commercially reasonable efforts, among other things, to take or cause to be taken all actions (and refrain from taking or causing to be taken any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in a reasonably timely manner, the Arrangement and the other transactions contemplated in the Arrangement Agreement and the Plan of Arrangement, including (a) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority; (b) the obtaining of all consents, approvals or waivers from third parties; (c) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Arrangement Agreement or any other transaction document or the consummation of the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; provided the foregoing does not require Kodak to agree to have Kodak or its subsidiaries, or Creo or its Subsidiaries, take any actions that are reasonably likely, individually or in the aggregate, to have a material and adverse effect on the benefits to be received by Kodak from the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.

Covenants Regarding Non-Solicitation

In the Arrangement Agreement, Creo has agreed that it will not, directly, or indirectly:

(a)	encourage, solicit or initiate the submission of any Acquisition Proposal (as defined in the Arrangement Agreement);

(b)	participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any Acquisition Proposal; or

(c)	amend or waive the terms of any standstill or confidentiality agreement in effect with respect to any Person in any manner that would facilitate the making or implementation of any Acquisition Proposal.

However, at any time prior to the approval of the Arrangement by Shareholders, the Board and Creo’s Representatives may (i) furnish information to any Person that has made an unsolicited bona fide written Acquisition Proposal, provided that such Person has entered into a confidentiality agreement with Creo on terms no more favourable to such Person than the confidentiality agreement entered into by Kodak; and (ii) participate in discussions or negotiations with any Person that has made an unsolicited bona fide written Acquisition Proposal, where the Board has (A) in the case of each of clauses (i) and (ii), determined, in its good faith judgment (after consultation with its outside legal counsel and its financial advisers) that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal; and (B) in the case of clause (ii), provided written notice to Kodak of its intent to participate in discussions or negotiations with such Person.

Creo has agreed to notify Kodak promptly (within 24 hours), orally and in writing, of receipt by Creo of any Acquisition Proposal or any inquiry or request for information in connection with any Acquisition Proposal, and provide copies of any such Acquisition Proposal, inquiry or request, together with the materials terms and conditions thereof (including any amendment thereto) and the identity of the Person making any such request, Acquisition Proposal or enquiry. Creo shall keep Kodak reasonably informed of the status and the material terms and conditions (including any amendments thereto) of any such Acquisition Proposal, inquiry or request.

Creo has also agreed that, subject to certain exceptions, the Board shall not (i) withdraw or modify, in a manner adverse to Kodak or Acquisition Sub, or propose publicly to make such withdrawal or modification of, the recommendation by the Board with respect to the Arrangement Agreement or the Plan of Arrangement; (ii) enter into or approve any letter of intent or agreement relating to any Acquisition Proposal (other than a confidentiality agreement); or (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; provided, however, that at any time prior to the approval of the Arrangement by Shareholders, the Board may withdraw or modify any such recommendation with respect to the Arrangement Agreement or the Arrangement and approve or recommend any Superior Proposal made or received after the date of the Arrangement Agreement and not solicited, initiated or encouraged in breach of the Arrangement Agreement if the Board determines, in its good faith judgment (after consultation with its outside legal counsel), that its failure to do so would be inconsistent with its fiduciary duties under applicable Law.

Mutual Conditions to Closing

The respective obligations of Creo, Kodak and Acquisition Sub to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

(a)	the Arrangement Resolution shall have been approved, adopted and authorized by Shareholders at the Meeting in accordance with the Interim Order;

(b)	each of the Interim Order and the Final Order shall have been granted in form and substance satisfactory to Creo and Kodak, acting reasonably, and neither of such orders shall have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)	no Governmental Authority shall have enacted, issued, promulgated or enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(d)	the Competition Act Approval and the Investment Canada Approval shall have been obtained, the waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, and any consent, approval or waiting period under the antitrust or competition legislation of any other relevant jurisdiction applicable to the Arrangement shall have been obtained or shall have expired or been terminated, as applicable. The approvals of or notifications to, as applicable, the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry and the Israeli Investment Centre of the Israeli Ministry of Trade & Industry shall have been obtained or made. The approvals or notifications that may be required under any applicable Law of any country outside Canada and the United States shall have been obtained or made. Such compliance with and filings under applicable Environmental Laws as required in connection with the performance of the transactions contemplated under the Arrangement Agreement and the Plan of Arrangement shall have been performed or made.

Conditions to Closing in Favour of Kodak

In addition to the conditions described above under the heading “Mutual Conditions to Closing”, the Arrangement Agreement provides that the obligations of Kodak and Acquisition Sub to consummate the Arrangement are subject to the satisfaction of or, if permissible, waiver of the following additional conditions:

(a)	the representations and warranties of Creo contained in specified sections or sentences of the Arrangement Agreement shall be either (i) true and correct in all material respects; (ii) true and correct; or (iii) true and correct (disregarding all qualifications as to “Material Adverse Effect”, “material” or “materially”), except for failures to be so true and correct that, individually and in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect (as defined in the Arrangement Agreement), as if made as of the Effective Date, except to the extent expressly made as of a specified date, in which case as of such date;

(b)	Creo shall have performed or complied in all material respects with all agreements and covenants required by the Arrangement Agreement to be performed or complied with by Creo at or prior to the Effective Time;

(c)	Creo shall have delivered to Kodak a certificate, dated the Effective Date, signed by an officer of Creo, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in (a) and (b) above;

(d)	the consents, approvals and waiting period expirations or terminations contemplated by condition (d) set out under “Mutual Conditions to Closing” shall have been obtained without any conditions or requirements being imposed in connection therewith that are reasonably likely, individually or in the aggregate, to have a material and adverse effect on the benefits to be received by Kodak from the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement;

(e)	Dissent Rights shall not have been exercised with respect to more than 12.5% of the Common Shares in connection with the Arrangement;

(f)	no Governmental Authority shall have instituted (or, if instituted, shall not have withdrawn) any proceeding or threatened to institute any proceeding seeking an injunction, judgment, decree or other order to prevent or prohibit consummation of the Arrangement; and

(g)	the Rights Plan Resolution shall have been approved and authorized by Shareholders at the Meeting and the Rights Plan shall have been rescinded.

Conditions to Closing in Favour of Creo

In addition to the conditions described above under the heading “Mutual Conditions to Closing”, the Arrangement Agreement provides that the obligations of Creo to consummate the Arrangement are subject to the satisfaction of or, if permissible, waiver of the following additional conditions:

(a)	the representations and warranties of Kodak and Acquisition Sub in the Arrangement Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Kodak and Acquisition Sub contained in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects, in each case as if made on the Effective Date, except to the extent expressly made as of a specified date, in which case as of such date; other than for such failures to be true and correct that, individually and in the aggregate, have not and would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or otherwise prevent or materially delay Kodak or Acquisition Sub from performing their respective obligations under the Arrangement Agreement;

(b)	Kodak and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by the Arrangement Agreement to be performed or complied with by Kodak or Acquisition Sub at or prior to the Effective Time; and

(c)	Kodak shall have delivered to Creo a certificate, dated the Effective Date, signed by an officer of Kodak, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in (a) and (b) above.

Termination and Payment of Various Amounts

Kodak and Creo may by mutual written consent duly authorized by the Board and the board of directors of Kodak terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time, notwithstanding any Shareholder approval of the Arrangement Agreement.

Creo may terminate the Arrangement Agreement and abandon the Arrangement if:

(a)	there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Kodak or Acquisition Sub set forth in the Arrangement Agreement, which breach or failure to perform (i) would cause the conditions to the obligations of Creo to effect the Arrangement not to be satisfied and (ii) is incapable of being cured; or

(b)	(i) the Arrangement has not yet been approved by Shareholders; (ii) the Board has received a Superior Proposal; (iii) in light of such Superior Proposal, the Board shall have determined in good faith, after consultation with outside counsel, that it is necessary for the Board to withdraw or modify its approval or recommendation of the Arrangement Agreement or approve or recommend such Superior Proposal, in order to comply with its fiduciary duty under applicable Law; (iv) Creo has notified Kodak in writing of such determination; (v) at least three Business Days following receipt by Kodak of Creo’s notice, and taking into account any revised proposal made by Kodak since receipt of Creo’s notice, such Superior Proposal remains a Superior Proposal and the Board has again made the determination referred to in clause (iii) above; (vi) Creo is in compliance with its non-solicitation covenant under the Arrangement Agreement; (vii) Creo has paid the Break Fee; and (viii) the Board concurrently approves, and Creo concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.

Kodak may terminate the Arrangement Agreement and abandon the Arrangement if:

(c)	there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Creo set forth in the Arrangement Agreement, which breach or failure to perform (i) would cause the conditions to the obligations of Kodak and Acquisition Sub to effect the Arrangement not to be satisfied and (ii) is incapable of being cured;

(d)	prior to the Effective Time, the Board shall have (i) withdrawn, withheld, qualified or modified in any manner adverse to Kodak or Acquisition Sub its recommendation of the Arrangement Agreement; (ii) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal; or (iii) after the end of an assessment period of up to ten Business Days after public announcement of any Acquisition Proposal, the Board shall have failed to reaffirm its approval or recommendation of the Arrangement Agreement and the Plan of Arrangement as promptly as practicable (but in any event within ten Business Days) after any written request to do so from Kodak; or

(e)	the Rights Plan Resolution shall have failed to receive the requisite Shareholder vote for approval.

Either Creo or Kodak may terminate the Arrangement Agreement and abandon the Arrangement if:

(f)	the Effective Time shall not have occurred on or before September 30, 2005, provided such termination right shall not be available to any party whose failure to fulfill any obligations under the Arrangement Agreement has caused the failure of the Effective Time to occur on or before such date;

(g)	any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and non-appealable and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; or

(h)	the Arrangement Resolution shall have failed to receive the requisite Shareholder vote for approval in accordance with the Interim Order.

In the event of termination of the Arrangement Agreement pursuant to any of the above provisions, the terminating party is required to give written notice of such termination forthwith to the other party, specifying the provision pursuant to which such termination is made. Creo will be required to pay Kodak a fee equal to $31,500,000 (the “Break Fee”) if:

(i)	(A) Kodak or Creo terminates the Arrangement Agreement pursuant to provision (f) (but only if the Meeting has not been held by the date that is five Business Days prior to the date of termination); (B) after the date of the Arrangement Agreement and prior to such termination, an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such termination; and (C) within 12 months after such termination, Creo shall have entered into a definitive agreement to consummate, or shall have consummated, a Third Party Acquisition (as defined in the Arrangement Agreement);

(ii)	(A) Kodak or Creo terminates the Arrangement Agreement pursuant to provision (h) or Kodak terminates the Arrangement Agreement pursuant to provision (e); (B) after the date of the Arrangement Agreement and prior to the date of the Meeting, an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date, and (C) within 12 months after such termination, Creo shall have entered into a definitive agreement to consummate, or shall have consummated, a Third Party Acquisition;

(iii)	Kodak terminates the Arrangement Agreement pursuant to provision (d);

(iv)	Creo terminates the Arrangement Agreement pursuant to provision (b).

If the Arrangement Agreement is terminated pursuant to any of provisions (b), (d), (e), (f) or (h) above, Creo will also be required to reimburse Kodak upon demand upon such termination for all of Kodak’s and Acquisition Sub’s actual out-of-pocket expenses incurred in connection with the transactions contemplated in the Arrangement Agreement, including in connection with preparing and negotiating the Arrangement Agreement and carrying out due diligence on Creo and the Subsidiaries, and their respective assets and liabilities (the “Kodak Expenses”), up to a limit of $8,000,000.

Pre-Acquisition Reorganization

Under the Arrangement Agreement, Creo agreed to effect any reorganization of its business, operations and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) reasonably requested by Kodak prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided that Creo need not effect a Pre-Acquisition Reorganization which in the opinion of Creo, acting reasonably, (i) would require Creo to obtain the approval of Shareholders in respect of such Pre-Acquisition Reorganization other than at the Meeting; (ii) would prejudice Shareholders; (iii) would impede or materially delay the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement; or (iv) cannot either be completed immediately prior to or contemporaneously with the Effective Time, or cannot be reversed or unwound without adversely affecting Creo and the Subsidiaries. If the Arrangement is not completed, Kodak will forthwith reimburse Creo for all reasonable fees and expenses incurred by Creo and the Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and will be responsible for any costs of Creo and the Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of the Arrangement Agreement at Kodak’s request.

THE SUPPORT AGREEMENTS

Each of the Directors and certain senior executive officers of the Company, namely Amos Michelson, Mark Dance, Daniel Gelbart, Judi Hess and Paul Kacir, who hold in the aggregate approximately 10% of the issued and outstanding Common Shares (collectively, the “Supporting Shareholders”), have entered into Support Agreements with Kodak and Acquisition Sub under which they have agreed, subject to certain terms and conditions, to support the Arrangement by, among other things, voting in favour of the Arrangement at the Meeting. Under the Support Agreements, each of the Supporting Shareholders has agreed:

(a)	not to sell, transfer, gift, assign, pledge, hypothecate, encumber, or otherwise dispose of any of their Creo securities or grant any proxies, powers of attorney or enter into any arrangement with respect to the voting of his or her Creo securities;

(b)	in his or her capacity as Shareholder only, not to directly or indirectly solicit, initiate, facilitate or encourage any Acquisition Proposal; and

(c)	to vote in favour of the Arrangement and against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Arrangement and to appoint Acquisition Sub as attorney in fact (which appointment is unconditional, irrevocable and is coupled with an interest) to execute a proxy to attend and act on behalf of such Shareholder at the Meeting.

The Support Agreements terminate, and are no longer binding on the Supporting Shareholders, upon termination of the Arrangement Agreement in accordance with its terms.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, special Canadian counsel to Creo, the following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a

Shareholder who, for the purposes of the Tax Act and at all relevant times, holds its Common Shares as capital property, deals at arm’s length with Creo, Kodak and Acquisition Sub, and is not affiliated with Creo, Kodak or Acquisition Sub.

Generally, Common Shares will be considered capital property to a Shareholder unless the Common Shares are held or were acquired by the Shareholder in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder, in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder (i) that is a “financial institution”, as defined in section 142.2 of the Tax Act, or (ii) who acquired his or her Common Shares upon the exercise of an Option.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the income tax consequences to them of the Arrangement, having regard to their own particular circumstances.

Shareholders Resident in Canada

The following portion of this summary is applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”).

Disposition of Common Shares

A Resident Holder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash paid to the Resident Holder under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Common Shares to the Resident Holder immediately before the Effective Time.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share, to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6⅔% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Dissenting Holders

A Resident Holder who exercises Dissent Rights in respect of Common Shares will be deemed to have disposed of such holder’s Common Shares to Acquisition Sub in exchange for a payment in an amount equal to the fair value of such Common Shares. Such a Resident Holder will realize a capital gain (or capital loss) to the extent that the amount of the payment received by the Resident Holder (excluding the amount of any interest awarded by a court in respect of such payment) exceeds (or is less than) the adjusted cost base to the Resident Holder of the Common Shares immediately before the Effective Time. The computation and treatment of capital gains and capital losses under the Tax Act are described above under the heading “Shareholders Resident in Canada — Disposition of Common Shares”.

Any interest awarded to a dissenting Resident Holder by a court will be included in such Resident Holder’s income for purposes of the Tax Act.

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not resident or deemed to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Generally, Common Shares will not be taxable Canadian property to a Non-Resident Holder at the Effective Time provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Creo at any time during the 60 month period that ends at the Effective Time. Notwithstanding the foregoing, Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if Common Shares are considered to be taxable Canadian property to a Non-Resident Holder at the Effective Time, any capital gain realized by the Non-Resident Holder on a disposition of the Common Shares under the Arrangement may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of the Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, then the tax consequences described above under the heading “Shareholders Resident in Canada — Disposition of Common Shares” will generally apply.

Dissenting Holders

A Non-Resident Holder who exercises Dissent Rights in respect of Common Shares will be deemed to have disposed of such holder’s Common Shares to Acquisition Sub in exchange for a payment in an amount equal to the fair value of such Common Shares. Such a Non-Resident Holder will realize a capital gain (or capital loss) to the extent that the amount of the payment received by the Non-Resident Holder (excluding the amount of any interest awarded by a court in respect of such payment) exceeds (or is less than) the adjusted cost base to the Non-Resident Holder of the Common Shares immediately before the Effective Time. Any such capital gain realized by a Non-Resident Holder who exercises Dissent Rights will not be subject to tax under the Tax Act unless the Common Shares are taxable Canadian property to the Non-Resident Holder and the gain is not otherwise exempt from tax under the Tax Act pursuant to the provision of an applicable income tax treaty or convention, as described above under the heading “Shareholders Not Resident in Canada — Disposition of Common Shares”.

The amount of any interest awarded by a court to a Non-Resident Holder who exercises Dissent Rights will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

REGULATORY MATTERS

Under the Arrangement Agreement, Creo and Kodak have both agreed to apply for and use all commercially reasonable efforts to obtain all required regulatory approvals in connection with the Arrangement.

Canadian Competition Act

The Competition Act requires that parties to certain merger transactions that exceed specified size thresholds (“Notifiable Transactions”) provide to the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act prior notice of, and information relating to, the merger transaction. Notification must be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42-day waiting period from the time a complete notification is made).

The Commissioner’s review of a Notifiable Transaction may take longer than the statutory waiting period. Upon completion of the Commissioner’s review, the Commissioner may decide to (i) challenge the Notifiable Transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, (ii) issue a “no action” letter stating that the Commissioner does not intend to challenge the Notifiable Transaction at that time but retains the authority to do so for three years after completion of the Notifiable Transaction, or (iii) issue an advance ruling certificate. Where an advance ruling certificate is issued and the Notifiable Transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the advance ruling certificate was issued.

Kodak and Creo made short-form filings with the Commissioner on February 23, 2005. It is a condition to the completion of the Arrangement that Creo and Kodak (i) receive an advance ruling certificate or (ii) the waiting period under Part IX of the Competition Act has expired or been reduced by the Commissioner and Kodak shall have been advised in writing by the Commissioner that she has determined not to make an application for an order under section 92 or section 100 of the Competition Act in respect of the Arrangement (referred to as a “no action” letter).

Investment Canada Act

Under the Investment Canada Act, the acquisition by a non-Canadian of control of a Canadian business the value of which exceeds certain monetary thresholds is reviewable and subject to approval by the federal Minister responsible for the Investment Canada Act. Approval is to be granted where the Minister is satisfied that the acquisition is likely to be of net benefit to Canada. Kodak filed an application for review under the Investment Canada Act on February 23, 2005 seeking the approval of the Minister for the acquisition of control of Creo. Kodak cannot acquire the Common Shares unless it has first received the approval of the Minister for the acquisition of control of Creo. The Minister has 45 days from the date of receipt by the Investment Review Division of a completed application to decide whether the investment is likely to be of net benefit to Canada. This 45-day period may be extended for a further 30 days or such longer period as may be agreed upon between the applicant and the Minister. If no notice is sent to the applicant within the 45-day period or the extended period, as the case may be, the investment is deemed to be approved.

HSR Act

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) (the “HSR Act”), the Arrangement may not be completed until notification has been given and required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the required waiting period has expired or been terminated. Under the HSR Act, the Arrangement may not be completed until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice of the Federal Trade Commission issues a request for additional information, 30 days after Creo and Kodak have complied with that request for additional information (unless this period is shortened by a grant of early termination).

It is a condition to the completion of the Arrangement that the applicable waiting period under the HSR Act expires or early termination is granted. Creo and Kodak are filing a Pre-Merger Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on or about February 23, 2005.

After the statutory waiting periods, and even after completion of the Arrangement, U.S. federal or state governmental authorities could seek to challenge the Arrangement as they deem necessary or desirable in the public interest.

Other Approvals

In addition to Canada and the U.S., it has been determined that merger filings are required with the European Commission and in South Africa, China, Israel and Brazil. Creo and Kodak are currently considering whether merger filings are required in certain other jurisdictions.

Canadian Securities Matters

Creo is a reporting issuer under applicable Canadian securities legislation in various Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Quebec, including Rule 61-501 “Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions” of the Ontario Securities Commission (“Rule 61-501”) and Policy Q-27 “Protection of Minority Securityholders in the Course of Certain Transactions” (“Policy Q-27”) of the Autorité des Marches Financiers (Quebec).

Each of Rule 61-501 and Policy Q-27 are intended to regulate certain transactions with a potential for self-dealing to ensure equality of treatment to securityholders generally. Where applicable, Rule 61-501 and Policy Q-27 promote equality of treatment of securityholders by generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors.

The protections of Rule 61-501 and Policy Q-27 generally apply to “business combinations” or to “going private transactions”, respectively, which terminate the interests of securityholders without their consent. Although the Arrangement may, subject to majority approvals by securityholders and to requisite court approvals, terminate the interests of a Creo securityholder without consent, the Arrangement is neither a “business combination” nor a “going private transaction” because:

(a)	the Arrangement has been negotiated at arm’s length with Kodak, which is not a related party of Creo, and no related party of Creo is either acquiring the business of Creo or will hold equity or participating securities of Creo following completion of the Arrangement; and

(b)	no related party will receive, as a consequence of the Arrangement:

(i)	consideration per equity security that is not identical in amount or form as the consideration received by the general body of securityholders of the same class; or

(ii)	any collateral benefit.

The Special Committee has reviewed and approved all aspects of the Arrangement and has determined that no additional consideration or collateral benefit has been conferred on any related party of Creo under the terms of the Arrangement Agreement.

In particular, the Special Committee has reviewed the Retention Agreements, described in this Circular under “The Arrangement – Interests of Certain Persons in the Arrangement”, and has determined that any payments made under such agreements would not constitute a collateral benefit, since they are paid solely in connection with a related party’s services as an employee and:

(a)	the benefits are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the employee for securities relinquished under the Arrangement;

(b)	the benefits are not conditional upon the employee supporting the Arrangement in any manner; and

(c)	in reviewing such benefits, the Special Committee has determined, in good faith, that the value of such benefits under the Retention Agreements, net of any offsetting costs, to each related party holding more than 1% of the outstanding Common Shares is less than 5% of the value each such related party will receive under the Arrangement in exchange for his Common Shares.

CREO

Creo is a global company with key strengths in imaging and software technology. One of the leading providers of prepress systems, Creo helps over 25,000 customers worldwide adopt completely digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has a leading range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, and color servers for high-speed digital printers. Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of $636 million. More information about Creo (TSX: CRE, NASDAQ: CREO) is available at www.creo.com.

EASTMAN KODAK

Kodak is a world leader in helping people take, share, print and view images, with a focus on four business areas: health, graphic communications, digital and film imaging systems, and display components. Kodak’s total outstanding shares, including all classes, number approximately 286,680,000, its total market capitalization is approximately $9.8 billion and its sales in 2004 totalled $13.5 billion. More information about Kodak (NYSE:EK) is available at www.kodak.com.

RISK FACTORS

Risks Relating to the Arrangement

Failure to Complete the Arrangement Could Negatively Impact Creo’s Share Price,

Future Business and Operations

There are a number of material risks to which Creo is subject relating to the Arrangement not being completed, including the following:

(a)	the price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed;

(b)	in certain circumstances set out above in this Circular under “The Arrangement Agreement –Termination and Payment of Various Amounts”, Creo may be required to pay the Break Fee and / or the Kodak Expenses which, in the absence of an alternative transaction, will adversely affect Creo’s financial condition; and

(c)	if the Arrangement Agreement is terminated and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

Uncertainty Surrounding the Arrangement Could Adversely Affect Creo’s Retention of

Customers and Personnel

Because the Arrangement is dependent upon receipt of certain regulatory approvals and satisfaction of certain conditions, its completion is subject to uncertainty. In response to this uncertainty, Creo’s customers, clients and strategic partners may delay or defer decisions concerning Creo. Any delay or deferral of those decisions by customers and / or strategic partners could have a material adverse effect on the business and operations of Creo, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective Company Employees may experience uncertainty about their future roles with Kodak until Kodak’s strategies with respect to Creo are announced and executed. This may adversely affect Creo’s ability to attract or to retain key management, sales and marketing personnel.

The Break Fee and Expense Reimbursement Provisions of the Arrangement Agreement

May Discourage Other Parties From Attempting to Acquire Creo

Under the Arrangement Agreement, Creo would be required to pay the Break Fee of $31.5 million and the Kodak Expenses of up to $8 million in the event the Arrangement Agreement is terminated in certain circumstances. The Break Fee and Kodak Expenses may discourage other parties from attempting to acquire Common Shares even if those parties might be willing to offer greater value to Shareholders than Kodak has offered in the Arrangement Agreement.

Risks Relating to Creo

Whether or not the Arrangement is completed, Creo will continue to face many of the risks that it currently faces with respect to its business and affairs, including seasonal fluctuations in demand for its products, changes in commodity prices, competitive pressures, potential environmental liabilities, changes in Laws, reliance on significant customers and exchange rate risks related to sales outside Canada.

DISSENTING HOLDERS’ RIGHTS

Section 190 of the CBCA provides shareholders with the right to dissent from certain resolutions of a corporation that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Holders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Holder who dissents from the Arrangement Resolution in accordance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order (“Dissent Rights”), will be deemed to have transferred the Common Shares held by such Dissenting Holder to Acquisition Sub and will be entitled, in the event the Arrangement becomes effective, to be paid by Acquisition Sub the fair value of the Common Shares held by such Dissenting Holder determined as of the close of business on the day before the day the Arrangement Resolution is adopted.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a Registered Holder may only exercise the dissent rights under section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order) in respect of Common Shares that are registered in that Shareholder’s name.

In many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either (a) in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of such shares, such as, among others, banks, trust companies, securities dealers and brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (b) in the name of a depository (“Depository”), such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise his or her Dissent Rights directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Common Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf (which, if the Common Shares are registered in the name of CDS or any other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the Dissent Rights directly.

A Registered Holder who wishes to dissent must provide a Dissent Notice to Creo c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: STOCK TRANSFER, CLIENT SERVICES, at or before 2:00 p.m. Vancouver time (5:00 p.m. Eastern time) on Thursday, March 24, 2005 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. It is important that Registered Holders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA.

The filing of a Dissent Notice does not deprive a Registered Holder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Holder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Holder with respect to that class of shares voted in favour of the Arrangement Resolution, being the Common Shares. The CBCA does not provide, and Creo will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Holder need not vote his or her Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Holder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Holder to forfeit his or her Dissent Rights. See “Information Concerning the Meeting – Appointment and Revocation of Proxies – Registered Holders”.

Creo is required, within ten days after Shareholders adopt the Arrangement Resolution, to notify each Dissenting Holder, if any, that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

A Dissenting Holder who has not withdrawn his or her Dissent Notice prior to the Meeting must then within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to Creo c/o Computershare Trust Company of Canada a written notice (a “Demand for Payment”) containing his or her name and address, the number of Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Common Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Holder must send to Creo or the Transfer Agent certificate(s) representing Common Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificate(s) received from a Dissenting Holder a notice that the holder is a Dissenting Holder and will forthwith return the share certificate(s) to the Dissenting Holder. A Dissenting Holder who fails to send certificate(s) representing Common Shares in respect of which he or she dissents has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Holder ceases to have any rights as a Shareholder in respect of his or her Common Shares other than the right to be paid the fair value of the Common Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Holder withdraws his or her Demand for Payment before Creo makes an Offer to Pay, or (ii) Creo fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Holder withdraws the Demand for Payment, in which case the Dissenting Holder’s rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall Creo (or its successor) or any other Person be required to recognize any Dissenting Holder as a Shareholder after the Effective Date, and the name of such Shareholder shall be deleted from the register of Shareholders at the Effective Date.

Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined to be entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to the Depository, acting on behalf of Acquisition Sub on the Effective Date, contemporaneously with the transfer of Common Shares to Acquisition Sub under the Plan of Arrangement being effective.

Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Holder as at and from the Effective Date.

Creo (or its successor) is required, not later than seven days after the later of the Effective Date and the date on which Creo (or its successor) received the Demand for Payment of a Dissenting Holder, to send to each Dissenting Holder who has sent a Demand for Payment an Offer to Pay for his or her Common Shares in an amount considered by the Board (or its successor) to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Creo (or its successor) must pay for the Common Shares of a Dissenting Holder within ten days after an Offer to Pay has been accepted by a Dissenting Holder, but any such offer lapses if Creo (or its successor) does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

If Creo fails to make an Offer to Pay for a Dissenting Holder’s Common Shares, or if a Dissenting Holder fails to accept an Offer to Pay that has been made, Creo (or its successor) may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Holders. If Creo (or its successor) fails to apply to a court, a Dissenting Holder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A

Dissenting Holder is not required to give security for costs in such an application. Pursuant to the Interim Order, the court will be the Ontario Superior Court of Justice (Commercial List).

If Creo (or its successor) or a Dissenting Holder makes an application to court, Creo will be required to notify each affected Dissenting Holder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Holders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to the court, the court may determine whether any Person is a Dissenting Holder who should be joined as a party, and the court will then fix a fair value for the Common Shares of all Dissenting Holders. The final order of a court will be rendered against Creo in favour of each Dissenting Holder and for the amount of the fair value of his or her Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the Effective Date until the date of payment.

Registered Holders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Holder of consideration for such Dissenting Holder’s Common Shares.

The foregoing is only a summary of the dissenting shareholders provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix C to this Circular. It is recommended that any Registered Holder wishing to avail himself or herself of his or her Dissent Right under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights. For a general summary of certain income tax implications to a Dissenting Holder, see above “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Dissenting Holders” and “Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada – Dissenting Holders”.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting and the Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies by or on behalf of Management for use at the Meeting. At the Meeting, Shareholders will consider and vote on the Arrangement Resolution, the Rights Plan Resolution, the election of Directors and the re-appointment of KPMG LLP as Creo’s auditors for remuneration to be fixed by the Board. Shareholders may also vote on other business as may properly come before the Meeting.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, facsimile or other communication by Directors, officers and employees of Creo, without special compensation. Georgeson Shareholder was retained under an agreement dated as of February 14, 2005 with Creo, to solicit proxies on behalf of Management of Creo.

The cost of soliciting proxies and mailing the materials in connection with the Meeting will be borne by Creo.

Conduct of the Meeting

The Meeting has been called on the authority of the Interim Order, and, pursuant to the Interim Order, will be held and conducted in accordance with the Notice of the Meeting forming part of this Circular, the CBCA, applicable securities law, the articles and by-laws of Creo, the terms of the Interim Order, any further order of the Court and the rulings and direction of the Chair of the Meeting. To the extent of any inconsistency or discrepancy between the Interim Order and the terms of any instrument creating or governing or collateral to the Common Shares, or the articles and / or by-laws of Creo, the Interim Order shall govern.

Date, Time and Place of Meeting

Unless adjourned or postponed, the Meeting will be held at the Hilton Vancouver Metrotown Hotel, in Ballroom Three, located at 6083 McKay Avenue in Burnaby, British Columbia on Tuesday, March 29, 2005 at 9:00 a.m. (Vancouver time).

Quorum for the Transaction of Business

Pursuant to the Interim Order, a quorum for the Meeting and any adjournments or postponements thereof will be constituted by two persons present in person at the opening of the Meeting, each being a Shareholder entitled to vote at the Meeting or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, together holding or representing in the aggregate at least 33?% of the Common Shares entitled to be voted at the Meeting.

Appointment and Revocation of Proxies

Registered Holders

The persons named in the Proxy are Amos Michelson, Creo’s Chief Executive Officer, and Mark Dance, Creo’s Chief Financial Officer and Chief Operating Officer. A Shareholder has the right to appoint a Person to represent the Shareholder at the Meeting other than the persons named in the Proxy. A Shareholder who wishes to appoint some other Person to represent the Shareholder at the Meeting may do so by striking out the names of the persons specified in the Proxy and inserting the name of the Person to be appointed in the blank space provided and signing the Proxy. In order to be valid, all proxies must be delivered to the Company’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: PROXY DEPARTMENT, no later than 2:00 p.m. Vancouver time (5:00 p.m. Eastern time) on Thursday, March 24, 2005 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting.

The giving of a proxy will not affect the right of a Shareholder to attend and vote in person at the Meeting. A proxy is revocable. A proxy may be revoked by a Shareholder who has executed a proxy, or his or her attorney authorized in writing, in any manner permitted by law, including the depositing of an instrument of revocation in writing at the Company’s registered office, located at Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3, at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, but in any case must be revoked prior to the use of the proxy at the Meeting or any adjournment or postponement thereof.

Non-Registered (Beneficial) Holders

Only Registered Holders of Common Shares of the Company, or the persons they appoint as their proxyholders, are customarily permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares; or

(b)	in the name of a Depository, such as CDS, in which the Intermediary is a participant.

In accordance with the requirements of Canadian securities laws, the Company has distributed copies of the Notice of Meeting, the Circular, the Proxy, the Annual Financials and the supplemental mailing card (collectively, the “Meeting Materials”) to Depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This proxy need not be signed by the Non-Registered Holder; or

(b)	more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone and internet with the use of a control number provided on the voting instruction form).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another Person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy received from the Intermediary and insert the name of the Non-Registered Holder (or such other Person voting on behalf of the Non-Registered Holder) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including instructions regarding when and where the proxy (or voting instruction form) is to be delivered.

A Non-Registered Holder may revoke a proxy or voting instruction form which has been given to an Intermediary by written notice to the Intermediary. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

Voting and Exercise of Discretion by Proxies

The Common Shares represented by all properly executed proxies, not previously revoked, will be voted or withheld from voting at the Meeting, in accordance with the instructions contained in the proxy, on any ballot that may be called for. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Forms of proxy containing no instructions regarding the matters specified therein will be voted in favour of all matters.

The Proxy also confers discretionary authority in respect of amendments to or variations in all matters that may properly come before the Meeting. As of the date of this Circular, Management knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each representative named in the Proxy intends to vote in accordance with the representative’s best judgment.

Voting Securities, Outstanding Common Shares and Options, and Principal Holders Thereof

The Board has set February 14, 2005 as the Record Date for determining which Shareholders will be entitled to receive notice of and to vote at the Meeting. As of the Record Date, the Company had outstanding 57,575,853 Common Shares, each carrying one vote, and 6,700,174 Options issued and outstanding.

In accordance with the provisions of the CBCA, the Company has prepared a list of Registered Holders as at the close of business on the Record Date. Each Registered Holder named in the list will be entitled to vote at the Meeting the Common Shares shown opposite the Shareholder’s name on such list.

To the knowledge of the Directors and officers of the Company, no Person beneficially owns, directly or indirectly, or exercises control or direction over, securities of any class carrying more than 10% of the voting rights attached to the outstanding voting securities of such class as of the Record Date.

Dissent Rights

Registered Holders who oppose the Arrangement Resolution are entitled to dissent in accordance with the Dissent Procedures described under the heading “Dissenting Holders’ Rights”.

Expenses of the Arrangement

It is currently anticipated that Creo’s expenses in connection with the Arrangement will be approximately $10 million.

PARTICULARS OF MATTERS TO BE ACTED ON

The Meeting is an annual and special meeting of Shareholders that was initially scheduled for February 10, 2005. Following the announcement of the proposed Arrangement with Kodak, the Dissidents withdrew their requisition and announced they were not pursuing their solicitation of proxies in support of a dissident slate of director nominees. The February 10 Meeting was postponed by the Board and rescheduled to March 29, 2005, in order to allow Shareholders to consider the Arrangement.

Item 1 – Arrangement Resolution

The full text of the Arrangement Resolution is set out at Exhibit B to Appendix A to this Circular. See “The Arrangement – Description of the Arrangement” above.

Item 2 – Rights Plan Resolution

The full text of the Rights Plan Resolution is set out at Exhibit C to Appendix A to this Circular. See “The Arrangement – Rights Plan Resolution” above.

Item 3 — Election of Directors

The Board currently consists of ten Directors. In accordance with Creo’s articles of incorporation and the provisions of the CBCA, the Directors are authorized from time to time to fix the number of Directors to be elected at an annual meeting of Shareholders between a minimum of three and a maximum of 12 persons, without the prior consent of Shareholders. As such, the Board has set the number of Directors to be elected at the Meeting at ten Directors. Directors elected at the Meeting will serve as Directors of Creo until the close of business of the next annual meeting or until their respective successors are elected or appointed, unless such office is earlier vacated in accordance with Creo’s by-laws or the provisions of the CBCA.

Creo’s Compensation, Nominating and Corporate Governance Committee (the “CNG Committee”) reviews annually the qualifications of persons proposed for election to the Board and submits its recommendations to the current Directors for consideration. The CNG Committee is composed entirely of Directors who are independent of Management and the Company. Each of Creo’s proposed Director nominees has established his or her eligibility and willingness to serve as a Director if elected and Creo does not contemplate that any of these nominees will be unable to serve as a Director. However, if for any reason any of Creo’s proposed Director nominees do not stand for election or are unable to serve as such, Creo reserves the right to nominate substitute nominees, and any Proxies in favour of Creo proxyholders will be voted for such other nominees in the discretion of such proxyholders, unless the Shareholder has specified in his or her Proxy that his or her Common Shares are to be withheld from voting in the election of Directors.

Director Nominees

At the Meeting, it is proposed that ten Directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of the election of each of the Director nominees set forth below.

The following sets out the names of all persons proposed by Creo for election as Directors; the date on which each such nominee first became a Director of Creo; all positions, Committees and offices with Creo held by each such nominee; the principal occupation and a brief biography of each nominee; the number of securities of Creo beneficially owned, directly or indirectly, by each nominee; and each respective nominee’s place of residence.

The term of office of each currently serving Director will expire at the conclusion of the Meeting.

Douglas A. Brengel

Director since:	2000

Committee membership[1]:	Audit Committee (Chair) and Special Committee

Principal occupation:	Senior Managing Director, West Coast Technology Group, Citigroup Global Markets Inc.

Biography:	Mr. Brengel joined Salomon Brothers’ Chicago office in 1977, and was named a Managing Director in 1987, and relocated to Los Angeles in July of 1987. Mr. Brengel specializes in investment banking to the semiconductor, information storage and data processing equipment sectors of the technology market. His activities on behalf of his clients are focused on capital raising, mergers and acquisitions, and advising on corporate strategy matters. Mr. Brengel received a B.A. degree in Economics from Lawrence University, Wisconsin in 1972 and a M.B.A. from the University of Michigan in 1974.

Number of shares held[2]:	4,564[3]

Number of stock options held:	38,733

Residence:	San Marino, California, USA

Mark Dance

Director since:	2001

Committee membership[1]:	None

Principal occupation:	Chief Financial Officer and Chief Operating Officer of Creo

Biography:	Mr. Dance assumed the role of Chief Financial Officer in May 2002 in addition to the role of Chief Operating Officer of Creo. He joined Creo in 1994; was appointed Vice President of Product Development in 1995 and in 1997 was appointed Vice President, Operations. In 1998, he was appointed Chief Operating Officer of Creo, where he oversaw the operations, the growth of the Company and the joint venture between Creo and Heidelberger Druckmaschinen AG. In 2000, Mr. Dance assumed the additional portfolio of President, Graphic Arts, which he held until 2002. Mr. Dance holds a B.A.Sc. in mechanical engineering from the University of British Columbia.

Number of shares held[2]:	27,713

Number of stock options held:	130,783

Residence:	Vancouver, British Columbia, Canada

Norman B. Francis

Director since:	2000

Committee membership[1]:	Audit Committee

Principal occupation:	Corporate Director

Biography:	Mr. Francis was the Chairman of the Board of Pivotal Corporation until January 2004, a leading provider of customer relationship management software for mid-sized enterprises. Pivotal’s shares were traded on NASDAQ and the TSX. From 1991 to 2001, he served as President and Chief Executive Officer of Pivotal. Mr. Francis received his B.Sc. in computer science from the University of British Columbia and is a Canadian Chartered Accountant.

Number of shares held[2]:	5,564[3]

Number of stock options held:	40,671

Residence:	West Vancouver, British Columbia, Canada

Steve M. Gordon

Director since:	2004

Committee membership[1]:	Audit Committee and Special Committee

Principal occupation:	Chief Operating Officer, Casey Family Programs and Corporate Director

Biography:	Mr. Gordon is the Chief Operating Officer of Casey Family Programs, a private operating foundation focused on the needs of children in foster care. It has an endowment of $2.0 billion, approximately 400 employees, 15 offices and an annual operating budget of $90 million. In his role as Chief Operating Officer, Mr. Gordon has direct responsibility for all functional operations of the organization. Mr. Gordon’s current activities also include serving as an advisor to privately held start-up companies in the software and e-commerce technology market. From March 2001 to September 2001, Mr. Gordon was the Chief Operating Officer of Wavelink Corporation, a privately held developer of enterprise level wireless connectivity software and from February 1997 to August 2000, he was the Senior Vice President, Finance & Administration and the Chief Financial Officer of Visio Corporation, a leading developer of drawing and diagramming software for business users. Mr. Gordon has a Bachelor of Arts degree from Washington State University in Business Administration, with a major in accounting. He was licensed by the State of Washington as a Certified Public Accountant in 1983. He is currently a member of the Financial Executives Institute.

Number of shares held[2]:	3,564[3]

Number of stock options held:	Nil

Residence:	Ellensburg, Washington, USA

Jean-Francois Heitz

Director since:	2004

Committee membership[1]:	Audit Committee and Special Committee

Principal occupation:	Corporate Director

Biography:	Mr. Heitz was the Deputy Chief Financial Officer of Microsoft Corporation from 2000 until 2003. From 1998 until his appointment as Deputy Chief Financial Officer, he was Treasurer of Microsoft Corporation. From 1994 to 1998, Mr. Heitz was Assistant Treasurer, and prior to this appointment he held various managerial positions and finance positions in Microsoft France and Microsoft Southern Europe. Mr. Heitz is on the board of directors of Business Objects SA. Mr. Heitz graduated magna cum laude from the Ecole Nationale Superieure des Mines de Paris, holds a Masters of Science degree from Stanford University and has completed the Corporate Finance Management Program, Harvard University.

Number of shares held[2]:	3,564[3]

Number of stock options held:	Nil

Residence:	Bellevue, Washington, USA

John S. McFarlane

Director since:	2003

Committee membership[1]:	Compensation, Nominating and Corporate Governance Committee and Special Committee

Principal occupation:	Chairman and Chief Executive Officer of Ascendent Systems

Biography:	Mr. McFarlane has over 20 years of global experience in the high technology industry, in Canada, the United States and Europe, covering networking, telecommunications, computing and software. Since February 2004, Mr. McFarlane has been the Chairman and Chief Executive Officer of Ascendent Systems, a provider of enterprise voice and messaging application software. From March 2001 to April 2002, Mr. McFarlane was President and Chief Executive Officer of Nexsi Systems Corporation, a provider of high-performance internet security and traffic management systems. (Nexsi Systems, a private corporation, filed for protection under Chapter 7 of the U.S. Bankruptcy Laws on May 17, 2002). He served as President, Network Service Providers at Sun Microsystems, Inc. from July 1999 to March 2001, and served as president, Solaris Software at Sun Microsystems from April 1998 to July 1999. He spent over 17 years at Northern Telecom and Bell Northern Research from 1980 to 1997. Mr. McFarlane serves as a director of two other public companies: Pitney Bowes Inc. (NYSE:PBI) and Exar Corporation (NASDAQ:EXAR). Mr. McFarlane holds a B.Sc. and an M.B.A. from the University of Toronto.

Number of shares held[2]:	6,564[3]

Number of stock options held:	11,960

Residence:	Saratoga, California, USA

Amos Michelson

Director since:	1992

Committee membership[1]:	None

Principal occupation:	Chief Executive Officer of Creo

Biography:	Mr. Michelson has served as Chief Executive Officer of Creo since June 1995. He joined the company in 1991 and served in various positions as Vice President, Business Strategy, Managing Director and Chair of the Board of Directors until his appointment as CEO. Prior to joining Creo, he was the CEO of Opal Inc., a semi-conductor equipment company and prior to this Mr. Michelson held various positions with Optrotech Ltd., an Israeli developer and manufacturer of optical and imaging systems for the printed circuit board industry, most recently as its Chief Operating Officer. He received his B.Sc. in electrical engineering from the Technion in Israel and his M.B.A. from Stanford University.

Number of shares held[2]:	2,085,458

Number of stock options held:	343,479

Residence:	Vancouver, British Columbia, Canada

Kenneth A. Spencer

Director since:	1985[4]

Committee membership[1]:	Compensation, Nominating and Corporate Governance Committee (Chair) and Special Committee (Chair)

Principal occupation:	Corporate Director

Biography:	Dr. Spencer is the retired Chief Executive Officer and co-founder of Creo. Dr. Spencer retired in 1995 and now spends some of his time mentoring other chief executive officers and serving on boards. He is Chair of CityXpress Corp., a leading supplier of event auctions and online special sections for the newspaper industry. He was Chair of the Board of Spectrum Signal Processing from 1997 to 2002. Dr. Spencer has a B.Sc. and a Ph.D. from University of British Columbia, and an M.B.A. and an Honorary Doctorate from Simon Fraser University.

Number of shares held[2]:	993,495

Number of stock options held:	38,525

Residence:	Vancouver, British Columbia, Canada

Morgan Sturdy

Director since:	2001

Committee membership[1]:	Compensation, Nominating and Corporate Governance Committee

Principal occupation:	Corporate Director

Biography:	Mr. Sturdy was the President of Dees Communications Engineering Ltd., a call centre solutions provider, from 1985 until its acquisition by NICE Systems Limited in 1997. From 1997 to 1998 he served at President of NICE Systems Canada, and from 1998 to 2000, he served as the Executive Vice President and Chief Operating Officer of NICE Systems North America, a global provider of computer telephony solutions traded on NASDAQ. Mr. Sturdy became a director of Q/Media Services Corporation in July 1999 and was a director when a receiver was appointed for Q/Media by a secured creditor on December 19, 2002. Mr. Sturdy currently serves as a director of a variety of local private and public technology companies, including TIR Systems Ltd., Voice Mobility International, Inc., Ignition Point Technologies Corp., IDELIX Software Inc. and ResponseTek Networks Corp. He is also a director of Discovery Parks Incorporated and is involved in the local community as a member of the Premier’s Technology Council and past Chairman of the British Columbia Technology Industries Association. Mr. Sturdy graduated from Simon Fraser University with a Bachelor in Business Administration.

Number of shares held[2]:	13,564[3]

Number of stock options held:	37,764

Residence:	West Vancouver, British Columbia, Canada

Charles E. Young

Director since:	1999

Committee membership[1]:	Chair of the Board of Directors and Compensation, Nominating and Corporate Governance Committee [5]

Principal occupation:	President and Chief Executive Officer, Marin Investments Ltd.

Biography:	Mr. Young is President and Chief Executive Officer of Marin Investments Limited, a private investment/holding company. During his tenure he has served as a director and/or officer of many of the invested companies, such as Chief Executive Officer and director of Whistler Mountain Ski Corporation from 1988 to 1997. Mr. Young has attended executive programs at Harvard Business School and Stanford University. He currently sits on a number of other private company boards.

Number of shares held[2]:	1,108,464

Number of stock options held:	46,593

Residence:	Vancouver, British Columbia, Canada

[1]	The Board has three Committees: the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Special Committee.

[2]	“Number of shares” refers to the number of Common Shares beneficially owned or over which control or direction is exercised. This information, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, “beneficial ownership” means sole or shared power to vote or direct the voting of the Common Shares, or the sole or shared power to dispose, or direct a disposition, of the Common Shares. A person who has a right to acquire a Common Share within 60 days of February 14, 2005 has “beneficial ownership” of that Common Share.

[3]	“Shares held” includes a 2004 grant of 3,564 shares to each of the directors other than Amos Michelson and Mark Dance.

[4]	Dr. Spencer did not serve as a Director during the period January 1996 to January 1997.

[5]	Mr. Young was a member of the Audit Committee until May 2004.

Item 4 — Financial Statements

The accompanying Annual Financials will be placed before Shareholders at the Meeting. These financial statements also form part of Creo’s 2004 Annual Report, which was mailed to Shareholders in January 2005.

Item 5 — Re-Appointment of Auditors

KPMG LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as Creo’s auditors, to hold office until the close of the next annual meeting of Shareholders at remuneration to be fixed by the Directors. KPMG LLP has been Creo’s auditor since June, 1998. See “Corporate Governance — Auditor Independence”.

MARKET PRICE AND TRADING VOLUME DATA

The Common Shares are listed and posted for trading on the TSX under the symbol “CRE”. The following table sets out, for the periods indicated, the intraday high, intraday low, daily average trading volumes and closing prices for the Common Shares, as reported on the TSX.

	Price Range(1)		Daily Average
Month Ending	High	Low	Trading Volume	Close(1)

February 14, 2005 (10 trading days)	20.39	19.74	1,395,060	20.08
January 31, 2005	20.25	16.81	1,176,190	20.07
December 31, 2004	18.63	15.75	237,809	18.00
November 30, 2004	16.95	14.65	263,909	16.05
October 31, 2004	15.67	10.25	540,940	15.05
September 30, 2004	10.65	9.83	89,985	10.40
August 31, 2004	12.34	10.00	305,361	10.55
July 31, 2004	12.89	11.00	172,319	11.75
June 30, 2004	12.20	10.50	152,490	11.70
May 31, 2004	11.75	9.01	374,735	11.35
April 30, 2004	12.95	10.73	93,442	10.97
March 31, 2004	14.00	11.75	161,495	12.30
February 29, 2004	15.52	13.25	182,395	13.89

(1)	Canadian dollars per share

The Common Shares are listed and posted for trading on NASDAQ under the symbol “CREO”. The following table sets out, for the periods indicated, the intraday high, intraday low, daily average trading volumes and closing prices for the Common Shares, as reported on NASDAQ.

	Price Range(2)		Daily Average
Month Ending	High	Low	Trading Volume	Close

February 14, 2005 (10 trading days)	16.25	16.14	2,257,750	16.24
January 31, 2005	16.40	13.67	1,946,230	16.18
December 31, 2004	15.09	13.41	262,331	14.97
November 30, 2004	14.08	11.81	295,109	13.61
October 31, 2004	12.89	8.08	542,800	12.40
September 30, 2004	8.75	7.65	29,142	8.23
August 31, 2004	9.39	7.32	56,013	8.03
July 31, 2004	9.62	8.16	169,476	8.92
June 30, 2004	9.33	7.45	55,485	8.80
May 31, 2004	8.70	6.53	124,805	8.09
April 30, 2004	9.90	7.90	39,628	7.90
March 31, 2004	10.57	8.80	115,243	9.45
February 29, 2004	11.65	9.85	78,021	10.37

(2)	US dollars per share

EXECUTIVE COMPENSATION

During the fiscal year ended September 30, 2004, the aggregate cash compensation paid or payable to Creo’s Directors and named executive officers was $2.1 million.

Summary Compensation Table

The following table sets out compensation information for the fiscal years ended September 30, 2004, September 30, 2003 and September 30, 2002 for the Company’s Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers serving as such at September 30, 2004 (the “named executive officers”). The annual compensation presented excludes perquisites and other personal benefits because these benefits in the aggregate did not exceed the greater of $50,000 and 10% of the total annual salary and bonus for any of the named executive officers.

						Long-term
Annual compensation						Compensation
Name and						Securities under
principal		Salary		Bonus	Other annual	stock options
position	Year	(US$)	Salary (local currency)	(US$)	compensation	granted (#)

Amos Michelson	2004	241,949	321,000C$	—	—	—
Chief Executive Officer	2003	182,097	268,650C$	—	—	91,483
	2002	155,880	229,500C$	—	—	133,349

Mark Dance	2004	303,001	402,000C$	—	—	—
Chief Financial	2003	270,076	398,176C$	—	—	13,473
Officer and Chief	2002	258,198	390,672C$	—	—	25,547
Operating Officer

Larry Letteney[1]	2004	347,410	347,410US$	—	—	844
President, Creo Americas,	2003	320,422	320,422US$	—	—	21,905
Inc.	2002	307,688	307,688US$	—	—	24,682

Israel Sandler	2004	340,579	280,733 EUR	—	—	—
Managing Director, Creo	2003	265,912	238,482 EUR	—	—	41,993
Europe, Middle	2002	44,385	44,385 EUR	—	—	—
East & Africa

Judi Hess	2004	290,564	385,500C$	—	—	—
President and Acting	2003	279,360	417,042C$	—	—	37,725
President, Creo Americas,	2002	174,641	264,362C$	—	—	29,856
Inc.

Scott Prina	2004	300,780	32,865,572Y	—	—	—
Managing Director, Creo	2003	202,022	22,440,625Y	—	—	42,114
Japan	2002	—	—	—	—	—

[1]	Larry Letteney resigned as President of Creo Americas, Inc., effective as of August 6, 2004. Judi Hess is acting as interim President of Creo Americas, Inc.

Stock Option Grants in Fiscal Year 2004

Creo’s named executive officers who were granted stock options during fiscal 2004 are as follows:

Market value of
common
shares
underlying
	Securities		% of total stock		stock options
	under stock		options granted		at the date of
	options		to employees in	Exercise price	grant
Name	granted (#)		fiscal year[2]	(US$/Share)	(US$/Share)	Expiration date

Amos Michelson	—		—	—	—	—

Mark Dance	—		—	—	—	—

Larry Letteney	844	[1]	0.01%	$11.00	$10.87	February 1, 2009

Judi Hess	—		—	—	—	—

Israel Sandler	—		—	—	—	—

Scott Prina	—		—	—	—	—

[1]	Underlying securities are Common Shares. Stock options vest immediately, as grant represents the correction of a July 2002 award.

[2]	No annual employee grant in fiscal 2004.

Aggregated Stock Options Exercised During Fiscal Year 2004 and Fiscal Year-End Stock Option Values

The aggregate stock options exercised by the named executive officers during fiscal 2004 are as follows:

Value of
unexercised
in-the-money stock
			Unexercised stock	options at
			options at	September 30, 2004
			September 30, 2004	(US$)[1]
	Securities acquired	Aggregate value	(exercisable /	(exercisable /
Name	on exercise	realized[1]	unexercisable)	unexercisable)

Amos Michelson	—	—	270,007/73,472	$107,491 / $107,494

Mark Dance	—	—	100,633/30,150	$15,830 / $15,832

Larry Letteney	—	—	91,168/24,748	$25,737 / $25,740

Judi Hess	—	—	85,648/32,595	$44,326 / $44,328

Israel Sandler	—	—	25,394/16,599	$47,435 / $25,181

Scott Prina	21,057	$49,484	0/21,057	$0 / $49,484

[1]	Based on the closing price of the Common Shares on NASDAQ of US$8.23 on the last trading day of the 2004 fiscal year.

Change of Control Agreements for Named Executive Officers

In May 2004, Creo entered into certain “Change of Control” agreements (the “CoC Agreements”) with its named executive officers that were designed to ensure that in times of uncertainty that are often associated with attempts by third parties to obtain control of the Company, the named executive officers would remain loyal to the Company and continue to fulfil their executive functions until the outcome of the change of control activities are determined.

In October 2004, the Directors determined that it would be in the best interests of Creo and its Shareholders, after thorough analysis and consultation with Creo’s financial and legal advisors, to amend the CoC Agreements to include in the definition of “change of control”, a change in more than 50% of the composition of Creo’s Board. This amendment was required to ensure that the named executive officers would be provided with the necessary financial security to allow them to continue to fulfil their executive functions and loyally serve the best interests of the Company, in the face of any action taken by the Dissidents.

A “change of control” is defined in the CoC Agreements to include the following:

(a)	a change in the legal or effective control of Creo affecting more than 50% of the aggregate voting power of all issued and outstanding voting securities of Creo (including a reorganization, amalgamation, share exchange, merger or other similar transaction);

(b)	a sale, lease or other disposition of all or substantially all of the property or assets of Creo; and

(c)	a change of more than 50% of the members of the Board.

In the case of Amos Michelson, Mark Dance and Judi Hess, under their CoC Agreements, upon the occurrence of a “change of control”, they will be entitled to the rights and benefits provided thereunder upon the termination of their employment by them or the Company, during the period beginning upon the effective date (the “CoC Effective Date”) of the “change of control” and ending on the first anniversary of such date, unless the termination is because of, among other things, death, retirement, or termination for cause by the Company.

In the case of Larry Letteney, Israel Sandler and Scott Prina, under their CoC Agreements, upon the occurrence of a “change of control”, they will be entitled to the rights and benefits provided thereunder upon the termination of their employment, by them for “Good Reason” or by the Company, during the period beginning on the CoC Effective Date and ending on the first anniversary of such date, unless the termination is because of, among other things, death, retirement, termination for cause by the Company or other than for “Good Reason” by the named executive officer. “Good reason” includes the occurrence of any material adverse change or series of adverse changes in the responsibilities, status or reporting relationship of the executive with the Company from those in effect immediately before the “change in control”, a reduction by the Company in annual base salary of the executive or the taking of any action by the Company which would materially adversely affect the participation in or materially reduce incentive compensation, pension or other benefits of the executive in plans in effect before the “change in control”, relocation of the Company’s office in which the executive is employed immediately before the CoC Effective Date to a location that is more than 50 kilometres away from such location, or failure by the Company to continue to provide material benefits and perquisites to the executive at least as favourable as those enjoyed immediately before the “change in control”, or otherwise change the employment relationship with the executive in a manner that would be construed as constructive dismissal.

The rights and benefits provided under the CoC Agreements include termination payments that are the greater of:

1.	the amount of any such payment that would become due under any existing employment contract; or

2.	(a)	payment of an amount equal to (i) the value of any accrued and unpaid vacation, plus (ii) the greater of (A) six months’ of Average Compensation, (B) two months’ Average Compensation for each year of service provided to the Company up to a maximum of 18 months’ Average Compensation, or (C) one month’s Average Compensation for each year of service provided to the Company (where “Average Compensation” is defined as the greater of the average monthly base salary and bonus paid and the cash value of benefits and perquisites (excluding vacation pay and stock options) during (1) the 12 months before the CoC Effective Date and (2) the 24 months before the Termination Payment Date); plus

	(b)	(i)	in the case of Amos Michelson, Mark Dance and Judi Hess, receipt of an amount equal to the value of all employee stock options of the Company granted to them before the CoC Effective Date and held by them on the date of termination as calculated according to the Black-Scholes call pricing equation as of the Business Day immediately before the CoC Effective Date; in determining this value the Company will use the Black-Scholes call pricing formula from its last Annual Report before the CoC Effective Date (except for the share price for the Company’s Common Shares which will be the closing trading price of the Common Shares for the last trading day on which the shares trade on the Toronto Stock Exchange (the “TSX”) immediately before the CoC Effective Date) (the “Black-Scholes Value”); or

(ii)	in the case of Larry Letteney, Israel Sandler and Scott Prina, receipt of an amount equal to the greater of (A) the number of employee stock options granted to them before the CoC Effective Date multiplied by the difference between the closing price of the Common Shares immediately before the CoC Effective Date and the exercise price of the relevant option (the “In-the-Money Amount”) and (B) the In-the-Money Amount plus 25% of the difference between the Black-Scholes Value of the executives stock options and the In-the-Money Amount; plus

(c)	any legal fees payable by the named executive officers for any failure by Creo to comply with its obligations under the CoC Agreements.

Composition of the CNG Committee

The members of the CNG Committee during the fiscal year ended September 30, 2004 were Messrs. Kenneth A. Spencer (Chair), John McFarlane, Morgan Sturdy and Charles E. Young. All of the members of the CNG Committee were unrelated, non-management Directors within the meaning of the Guidelines on Corporate Governance of the TSX and independent directors under the rules of the NASDAQ.

Report on Executive Compensation

The CNG Committee has overall responsibility for the terms of employment (including compensation arrangements) of senior executives and succession planning. The CNG Committee is also responsible for making recommendations with respect to director nominees and awards under Creo’s Option Plan and Equity Plan. The CNG Committee met three times during fiscal 2004.

The CNG Committee’s report on executive compensation in respect of fiscal 2004 is set out below.

Compensation Philosophy

Creo’s goal is to create value for its Shareholders. The CNG Committee therefore believes in compensation that:

•	provides Management, and all employees of Creo, with a strong incentive to achieve Company goals;

▪	ensures that the interests of Management and Shareholders are aligned; and

▪	enables Creo to attract, retain and motivate excellent people in a highly competitive job market.

Over the past year, the Company has taken significant steps to strengthen the relationship between Creo’s corporate performance and individual compensation so that its employees are motivated to make Creo successful. Going forward:

▪	Creo’s stock options vest based on Creo’s financial performance, measured by its fiscal year financial results; and

▪	Management’s and all employees’ cash incentives are directly linked to Creo’s fiscal year financial results.

The Company did not proceed with its annual stock option grant in 2004 in an effort to reduce the amount of outstanding stock options as a percentage of the Company’s issued and outstanding shares. In the future, the CNG Committee intends to reduce the grant rate to approximately 2% of outstanding shares in any given year. Further, these stock options will vest only if the Company achieves performance goals established by the Board, together with a further time-stipulated vesting of any shares that do vest, based on the performance criteria of 50% vesting after one year and 25% per year thereafter. Creo’s long term goal is to reduce its outstanding stock options as a percentage of the Company’s issued and outstanding Common Shares to 10%.

Creo did not grant Company performance-based cash incentives to any employees in 2004, as the Company’s fiscal performance was below the minimum payout threshold.

The CNG Committee’s approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that competition for highly skilled employees is not limited by national boundaries.

The compensation paid to senior executives consists of:

▪	base salary — competitive in the local market;

▪	cash incentives — targets that are competitive in the local market, and payouts that reflect individual and Company performance; and

▪	stock options — grants that reflect individual performance, and vesting based on Company performance (as well as time vesting).

Process

The CNG Committee oversees compensation at Creo, setting guidelines and principles governing all of the Company’s compensation processes. Where executive compensation is concerned, the CNG Committee has direct involvement in setting compensation for the senior executive officers, and also oversees the setting of compensation for the rest of the senior management team.

The following individuals were included in the process this year: the Chief Executive Officer (Amos Michelson), the Chief Technology Officer (Dan Gelbart), the Chief Financial Officer and Chief Operating Officer (Mark Dance) and the President (Judi Hess) (collectively, the “Senior Executive Officers”).

The CNG Committee:

▪	establishes the principles and terms for compensation;

▪	assesses the individual performance of the Senior Executive Officers;

▪	assesses Creo’s corporate performance using the fiscal year results reviewed by the Audit Committee;

▪	reviews the compensation provided to other members of the senior management team;

▪	reviews the competitive market data; and

▪	makes recommendations to the Board for:

o	base salaries, directly for the Senior Executive Officers; and

o	cash incentive targets (for the current year), cash incentive payouts (for the year that has recently ended) and equity and stock option grants, directly for the Senior Executive Officers and generally for all employees.

The Board then sets the compensation of the Senior Executive Officers based on this recommendation and approves any cash incentive payments and stock option and equity grants.

Compensation Decisions

Base salaries and cash incentive targets for all employees, including the Senior Executive Officers, are determined by comparing individual responsibilities, performance and the results achieved by Creo with comparable market data and taking into consideration the Company’s budgetary objectives. Cash incentives paid to employees are based on achievement of performance criteria. Options are allocated to Creo’s senior management based on leverage and performance ratings. Further, Options granted will be cancelled unless certain performance thresholds are met. For Senior Executive Officers of the Company, the CNG Committee looks at quantitative components such as the Company’s performance and qualitative components based on employee peer and board reviews to determine compensation.

Creo does not believe in management by objectives and, as such, individual performance metrics for individual employees are not used. Instead, Creo relies on team and Company performance metrics and individual qualitative performance assessments.

Individual performance is assessed through peer performance reviews as well as any other relevant job metrics. For Creo’s Senior Executive Officers, the CNG Committee also evaluates innovation, corporate goal achievement (revenue growth, expense management, profitability and other business metrics), and overall contribution to the Company’s success. This is not a formulaic assessment; the CNG Committee assesses all of these factors to develop an integrated view of the performance of the Senior Executive Officers.

The individual performance assessment is used to position the Senior Executive Officers relative to the market on base salary and cash incentive targets. The market information considered by the CNG Committee is from comparable Canadian high technology companies, and includes several third-party compensation surveys. As much as possible, the CNG Committee benchmarks against compensation data for companies that match the size and complexity of Creo. Within such data, the CNG Committee looks at the role or roles that best match each Creo employee, and further refines the criteria to match the responsibilities and risk of the role at Creo compared to the roles of comparable positions in the market. Finally, the individual performance assessment tells the CNG Committee where the executive should be positioned on base salary and cash incentive target within that range.

For the stock option grants, the CNG Committee uses individual performance as well as the role’s scope, risk and effect on the bottom line of Creo to determine what proportion of Creo’s available Options the Senior Executive Officer should receive from a pool established by the Board based on a recommendation from the CNG Committee. At the end of the year, individual and Company performance are used to determine the payout against the target cash incentives. Company performance also determines what percentage of the stock option grant passes the performance vesting conditions. Any Options that pass the performance vesting criteria remain subject to vesting over time, with 50% vesting one year from grant, and 25% vesting per year thereafter.

A similar process is then used by the Senior Executive Officers to set the compensation of senior management and employees.

Annually, the Company grants Options up to 2% of its outstanding shares and all Creo employees are eligible to receive them. The vesting of Creo’s issued Options is based on performance of the Company for the fiscal year the Options were granted. Once performance criteria have been achieved, then the Options granted vest as to 50% after one year, 25% after two years and 25% after three years. All Options granted expire after five years.

Base Salary

Based on the recommendations of the CNG Committee founded on the above process, a base salary and target total compensation is set for each of the Senior Executive Officers, including the Chief Executive Officer, the difference being comprised of cash incentives, equity grants and option grants. For the 2004 fiscal year, the Senior Executive Officers who are also named executive officers were paid a base salary of $835,514, in the aggregate.

Cash Incentives

All employees, including Senior Executive Officers, are eligible to participate in the Company’s performance based cash incentives. These incentives combine individual, team and Company performance but require that a minimum Company financial performance be met in order to pay out any incentives. No cash incentives were paid out under this plan to any employee in 2004 as Creo’s fiscal performance was below the minimum payout threshold.

Equity Plans

Senior management, including our named executive officers, are eligible to participate in the Option Plan and the Equity Plan. During fiscal 2004, Messrs. Michelson, Gelbart and Dance and Ms. Hess received no awards under the Option Plan or the Equity Plan.

Submitted by the CNG Committee of the Board of Directors:

Kenneth Spencer
John McFarlane
Morgan Sturdy
Charles Young

Performance Graph

The following graph compares the cumulative shareholder return on Cdn$100 invested in Common Shares in the period from July 29, 1999, the date of the Company’s initial public offering, to February 14, 2005, with the total cumulative return of the TSX / S&P Composite Index for the same periods (assuming reinvestment of all dividends).

The following graph compares the cumulative shareholder return on $100 invested in Common Shares in the period from July 29, 1999, the date of the Company’s initial public offering, to February 14, 2005, with the total cumulative return of the NASDAQ Composite for the same periods (assuming reinvestment of all dividends).

Compensation of Directors

The Company’s management-related Directors (Messrs. Michelson and Dance) were not paid any compensation for being a Director of Creo. The independent Directors (being Messrs. Brengel, Francis, Gordon, Heitz, McFarlane, Spencer, Sturdy and Young) were granted 28,512 shares in aggregate in the 2004 fiscal year, each independent Director was paid an annual stipend of $29,000 and the Chair of the Board was paid an additional fee of $30,000 for serving as such. There were no fees paid or compensation awarded for attending meetings or participating in Audit and CNG Committees of the Board, since Creo believes these are the regular duties of the Board members. Each Director serving on the Special Committee is paid $1,000 for each Special Committee meeting attended, subject to a maximum of $1,000 per day, except for the Chair, who is paid $3,000 per week commencing November 29, 2004.

STOCK-BASED COMPENSATION PLANS

Stock Option Plan

The Option Plan provides for the grant of incentive stock options to Creo’s employees. The Option Plan was initially adopted by the Board in October 1995, and subsequently approved by Shareholders at the Company’s annual meeting in January 1996. The purposes of the Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to Creo’s and the Subsidiaries’ employees and to promote the success of Creo’s business. Initially, 4,000,000 Common Shares were reserved for issuance under the Option Plan. In May 1999, the number of Common Shares reserved under the Option Plan was increased to 8,000,000 as the result of a 2 for 1 stock split. Certain minor amendments to the Option Plan were made by the Board in November 1999 in connection with the listing of Creo’s Common Shares on the TSX. Additional amendments to the Option Plan were approved at Creo’s 2000 annual and special meeting, increasing the maximum number of Common Shares that may be granted under the Option Plan to 12,000,000.

The Option Plan is administered by the Board, which acts on the recommendation of the CNG Committee. Options may be awarded both as a form of compensation and as an incentive. The Board determines the terms of Options granted under the Option Plan, including the number of Common Shares that may be purchased, the exercise price and method of payment, and vesting schedules. The term of Options may not exceed ten years. The Company’s practice to date has been to grant Options with five-year terms. Under the Option Plan (as amended in 2000), the exercise price of any Options must be no less than the 10-day weighted average of the closing price of the Common Shares on NASDAQ as of the date of the grant. The exercise price of the Options awarded is no less than the fair market value of Common Shares on the date of grant.

The Board, on the recommendation of the CNG Committee, fixes a global allocation of Options to be made available for distribution to Creo employees under the Option Plan. In fixing the global number, account is taken of, among other factors, the Company’s financial performance in the immediately preceding fiscal year for senior management, the level of awards in comparable corporations, overall compensation levels, and potential dilution to Shareholders.

As of the Record Date, 6,700,174 Options have been granted and are outstanding under the Option Plan to purchase Common Shares, at prices ranging between US$5.25 and C$51.03. These Options expire on various dates between February 14, 2005 and January 12, 2010. Of the outstanding Options, 4,361,929 are fully vested. The remaining Options vest at various rates over a maximum period of five years. As at September 30, 2004, 2,105,278 Options remained available, and as of the Record Date 1,540,438 Options remain available for future grant under the Option Plan.

Grants in Last Fiscal Year

The Company’s stock option compensation program is broad-based, with every permanent employee of Creo being eligible to receive Options annually in conjunction with the company-wide peer review. In fiscal 2004, no Options were granted to employees as part of the annual grant. In addition, from time to time, the Board approves the issuance of Options for new hires, which totalled 103,075 in fiscal 2004.

The following sets out a summary of stock option grants for the fiscal year ended September 30, 2004.

Granted

Annual grant (general employee pool)	Nil

Senior Executive Officers[1]	844

Directors (independent)[2]	Nil

Other (including new hires and restructuring)	103,075

Total	103,919

[1]	Options to purchase 844 Common Shares were granted to Larry Letteney to correct a July 2002 award.

[2]	Options are no longer awarded as part of independent Directors’ compensation.

For additional information regarding the Option Plan, please refer to note 10 in Creo’s 2004 Annual Report.

Equity Plan

Creo adopted the Equity Plan at its last annual and special meeting of Shareholders, which was intended to supplement the Option Plan to enable Creo to attract and retain the best available personnel, to provide additional incentives to employees, to give the employees an ownership interest in Creo and to promote the success of Creo’s business.

The Equity Plan reserves for issuance 1,600,000 Common Shares under two components: (a) up to 1,500,000 Common Shares for any awards made by Creo to employees (the “Employee Share Awards”); and (b) up to 100,000 Common Shares for any awards made by Creo to any non-employee director of Creo (the “Director Share Awards”). The issuance of Employee Share Awards under the Equity Plan permits Creo to issue Common Shares to employees instead of cash bonus compensation, allowing it to conserve cash and align the employees with the equity interest of its Shareholders. The Director Share Awards are used to compensate Creo’s non-employee directors instead of Options. The Common Shares that are reserved for issuance under the Equity Plan are in addition to Common Shares that are reserved for issuance under the Option Plan.

The Board, through the CNG Committee, oversees the administration and grant of Common Shares under the Equity Plan. The Equity Plan provides that specific limits on awards to insiders under all of Creo’s equity incentive plans cannot exceed 10% of the Company’s issued and outstanding Common Shares, nor can any one insider be issued more than 5% of the Company’s issued and outstanding Common Shares.

Grants in Last Fiscal Year

In fiscal 2004, no Common Shares were awarded to employees or senior executive officers. The independent Directors received an award of 28,512 Common Shares in total.

The following sets out a summary of Employee Share Awards and Director Share Awards for the fiscal year ended September 30, 2004.

Number Granted

Employee Share Awards	Nil

Director Share Awards[1]	28,512

Total	28,512

[1]	Options are no longer awarded as part of independent Directors’ compensation.

For additional information regarding the Equity Plan, please refer to note 10 in Creo’s 2004 Annual Report.

Stock-Based Compensation Plan Information

Number of securities
remaining available for
	Number of securities to		future issuance under
	be issued upon	Weighted-average	the equity
	exercise of outstanding	exercise price of	compensation plans
	options, warrants and	outstanding options,	(excluding securities
	rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Stock-based compensation plans approved by shareholders:
Option plan	8,583,358	$11.73	2,105,278
Equity plan	n/a	n/a	1,571,488	[1]
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	8,583,358	$11.73	3,676,766

[1]	Of the 1,571,488 Common Shares available for issuance under the Equity Plan, 1,500,000 Common Shares are reserved for issuance to employees and 71,488 Common Shares are reserved for issuance to Directors.

CORPORATE GOVERNANCE

Statement on Corporate Governance Practices

Creo is committed to high standards of corporate governance. The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final Report of the TSX Committee on Corporate Governance in Canada (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their Committees and the effectiveness and education of Board members. Appendix F to this Circular sets out the principal components of the Guidelines, and indicates the extent to which Creo is in compliance. As well, there have been recent changes and evolving standards regarding corporate governance practices in the United States, notably with changes introduced under the Sarbanes Oxley Act.

A foreign company listed on NASDAQ is required to report any exemptions from NASDAQ listing requirements or material non-compliance with the NASDAQ corporate governance requirements. Creo is in conformance with these corporate governance requirements and is not relying on any exemptions from listing requirements.

Creo meets all the applicable corporate governance requirements in Canada and the United States.

Mandate of the Board and the Board’s Expectations for Management

The Charter of the Board sets out its mandate and is attached as Appendix G. Under the CBCA, the Directors are required to oversee the management of Creo’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of Shareholders. In addition, each Director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic management process consists of an annual review of Creo’s business plan and budget, and quarterly reviews of and discussions with Management relating to strategic and budgetary issues. The Board reviews the principal risks inherent in Creo’s business, including financial risks, and assesses the systems established to manage those risks. Directly and through its Audit Committee, the Board also assesses the integrity of Creo’s internal financial controls and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of the Senior Executive Officers.

The Board expects Management to focus on enhancing shareholder value by formulating and refining Creo’s corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Management is expected to provide effective leadership in all aspects of Creo’s activities, to maintain the Company’s corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects Management to provide the Directors on a timely basis with information concerning the Company’s business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent Directors also meet separately from Management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. The Board and committees of the Board have the ability to retain such independent advice that they deem necessary in their sole discretion and individual Directors may retain independent advice with the concurrence of one other board member, and any expenses associated with such advice will be borne by Creo.

The Board met eight times during fiscal 2004 (eight – fiscal 2003).

Composition of the Board

At the last annual and special meeting of Shareholders held on February 18, 2004, Shareholders elected ten Directors. Of these Directors, eight were “unrelated” within the meaning of the Guidelines – that is, they were independent of Management and free from any interest and any business or other relationship with Creo which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests arising from shareholdings. Two Directors, Amos Michelson, Creo’s Chief Executive Officer, and Mark Dance, Creo’s Chief Financial Officer and Chief Operating Officer, were “related” within the meaning of the Guidelines by reason of their employment by Creo. As of September 30, 2004, a majority of the Board, being eight directors out of ten, is considered independent under the NASDAQ rules.

Creo does not have a “significant shareholder” within the meaning of the Guidelines – that is, a Shareholder with the ability to cast a majority of the votes for the election of Directors.

Board Committees

The Board has established three Committees:

Audit Committee

The Audit Committee’s Charter establishes the membership requirements for, and general functions, authority, role and responsibilities of, the Committee and is included as Appendix G to this Circular. Creo’s Audit Committee is currently composed of four unrelated and independent directors, Messrs. Brengel (Chair), Francis, Gordon and Heitz, all of whom meet current independence, financial literacy and experience requirements of U.S. Securities and Exchange Commission, NASDAQ, the TSX and other pertinent regulatory authorities. Messrs. Brengel, Francis, Gordon and Heitz are considered to have the requisite experience to be considered financial experts. The Creo Audit Committee is responsible for, among other matters:

(a)	making recommendations to the Board as to appointment of the independent auditor and setting the independent auditor’s remuneration;

(b)	satisfying themselves as to the independence of the independent auditor;

(c)	reviewing and making recommendations to the Board as to the annual audit of Creo’s financial statements and internal accounting practices and policies;

(d)	overseeing the internal auditor for the Company, and reviewing and receiving reports from the internal auditor on the financial reporting of the Company and the internal controls over financial reporting;

(e)	reviewing Creo’s annual and interim financial statements and any public disclosure documents containing financial information prior to its public dissemination;

(f)	assessing risk areas and policies to manage risk, including, without limitation, financial and business risk, environmental risk and insurance coverage;

(g)	reviewing and approving the hiring of any employees associated with the independent auditor to senior financial positions with Creo; and

(h)	reviewing and, if appropriate, approving changes to Creo’s corporate treasury policy.

Creo’s Audit Committee met seven times during fiscal 2004 (eight – fiscal 2003) and will meet on at least a quarterly basis during fiscal 2005.

Compensation, Nominating and Corporate Governance (“CNG”) Committee

Creo’s CNG Committee consists of four unrelated and independent directors: Messrs. McFarlane, Spencer (Chair), Sturdy and Young. The Charter of the CNG Committee is set out in Appendix G. The CNG Committee is responsible for, among other matters:

(a)	reviewing the composition and governance of Creo’s Board, assessing the effectiveness of the Board as a whole and the contribution made by each of the Directors, and making recommendations for the appointment or election of Directors and the orientation of new Directors;

(b)	reviewing and making recommendations concerning the membership, powers, mandates and performance of the Board and Committees of the Board, including searching for possible new director nominee candidates;

(c)	reviewing and making recommendations to the Board for ways of maintaining an effective working relationship between the Board and Management; and

(d)	reviewing and making recommendations to the Board concerning compensation policies for the Company generally and senior management, making specific compensation recommendations for the Senior Executive Officers and overseeing the Option Plan and Equity Plan, including any grants thereunder.

The Chair of the Board is responsible for overseeing the effective operation of the Board. The Board is relatively small in size, and a majority of the members have been Directors or observers at Board meetings for a number of years and, accordingly, are fully familiar with Creo’s operations. New Directors are provided with orientation sessions to brief them on Creo’s business, and there is ongoing education of all the Directors with respect to the Company’s business, industry developments and technological changes, including opportunities to meet Creo’s customers and attend trade shows. The CNG Committee employs both formal self-assessment and informal processes for assessing ongoing performance, and considers those processes effective. Among the formal assessment processes are independent Director meetings in the absence of Management and annual Director self-assessment questionnaires that consider the Board’s effectiveness in meeting its mandate as set out in its Charter.

The CNG Committee met formally three times during fiscal 2004 (four – fiscal 2003) and, in addition, carried on its mandated activities throughout the year outside of the formal meeting context.

Special Committee

Creo’s Special Committee consists of five unrelated and independent Directors: Messrs. Spencer (Chair), Gordon, Heitz, Brengel and McFarlane. The Mandate of the Special Committee is set out in Appendix G. The Special Committee is responsible for, among other matters:

(a)	evaluating and assessing the Company’s Business Plan and considering a full range of strategic options with the objective of enhancing shareholder value; and

(b)	evaluating the concerns of the Dissidents and directing Management as to the appropriate responses thereto, including, without limitation, matters relating to the holding of the Meeting.

Creo’s Special Committee met six times during fiscal 2004.

Board of Directors’ Meetings Held and Attendance of Directors

The information presented below indicates attendance of incumbent Directors at Board and committee meetings from January 1, 2004 to the Record Date:

	Regular Board meetings	Other Board meetings	Committee meetings
Director	attended	attended	attended[2]

Yeoshua Agassi[1]	0 of 0	0 of 1	0 of 0

Douglas A. Brengel	3 of 3	9 of 12	25 of 26

Mark Dance	3 of 3	11 of 12	N/A

Norman B. Francis	2 of 3	8 of 12	9 of 11

Steve M. Gordon	3 of 3	9 of 11	23 of 24

Jean-Francois Heitz	3 of 3	9 of 11	22 of 24

John S. McFarlane	3 of 3	12 of 12	17 of 19

Amos Michelson	3 of 3	11 of 12	N/A

Kenneth A. Spencer	3 of 3	10 of 12	18 of 18

Morgan Sturdy	3 of 3	12 of 12	4 of 4

Charles E. Young	3 of 3	12 of 12	6 of 6

[1]	Mr. Agassi ceased to be a Director on February 18, 2004.

[2]	Includes Audit, CNG and Special Committee meetings.

Policies on Share Ownership and Director Retirement

The Board has established guidelines for director share ownership which require that Directors accumulate and hold at least 7,500 Common Shares of Creo within five years of being elected to the Board. The Chief Executive Officer is required to hold at least 30,000 Common Shares, and other Senior Executive Officers are required to hold at least 15,000 Common Shares within five years of being appointed.

The information set out below indicates the number and value of Common Shares beneficially owned by Creo’s Directors, and specifically Creo’s non-employee Directors, as at the Record Date.

Total number of common shares held by all Directors	4,252,514

Total number of common shares held by all non-employee Directors	2,139,343

Total value of common shares held by all Directors	$60,513,274

Total value of common shares held by all non-employee Directors	$30,442,851

[1]	Total value is based on the closing price for Common Shares on NASDAQ on February 14, 2005 of $16.24.

The Board believes that Director effectiveness should be assessed objectively and on the performance and contribution of each Board member without predefined mandatory retirement requirements. Accordingly, a mandatory retirement age is not prescribed for the Directors of Creo.

Auditor Independence

Creo’s Audit Committee is satisfied that the Company’s independent auditor is free from conflicts of interest that could impair its objectivity in conducting the audit of Creo. The Audit Committee is required to approve all non audit related services performed by the independent auditor prior to their performance, and the auditor is not permitted to perform services for the Company prohibited for an independent auditor under applicable Canadian and U.S. regulations, including the Sarbanes-Oxley Act. The Audit Committee is of the view that the Company’s auditor meets the relevant independence requirements. In fiscal 2004, the fees paid to the auditor were as follows:

	Amount paid	Percent

Audit fees	$1,048,847	81%

Audit related fees	$53,309	4%

Non-audit related fees	$193,672	15%

Total fees	$1,295,828	100%

Code of Conduct

Creo has adopted a Code of Conduct that formalizes and codifies long-standing policies and guidelines, a copy of which is attached as Appendix H. The Code of Conduct applies to all of Creo’s Directors, officers and employees and is reviewed and approved by the Board annually. The Code of Conduct sets out the Company’s guiding principles and provides that Creo will act ethically and in compliance with legal requirements in all jurisdictions where Creo operates. The Code of Conduct also incorporates the Company’s disclosure policy for communicating material information with the investment community and Shareholders, and sets out Creo’s policies on conflicts of interest and insider trading or tipping among other things. The Code of Conduct also enables individuals to make anonymous complaints directly to the Board and protects “whistle-blowers” when making complaints under the Code of Conduct.

Indemnification of Directors and Officers and Insurance

Creo’s bylaws provide that the Company will indemnify any of its Directors, former directors, officers and former officers, and certain other persons in similar positions against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a Director or officer or person in a similar position of Creo or the Subsidiaries or by reason of serving in a similar capacity with other entities at Creo’s request. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to the Company’s best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of the Company requires prior court approval. The Company has also entered into indemnification agreements with each of its Directors and officers.

Creo has purchased insurance for the benefit of the Directors and officers against liability incurred by them as Directors and officers, subject to certain limitations contained in the Canada Business Corporations Act and as outlined in the Company’s insurance policy. For the period March 1, 2004 to March 1, 2005, Creo’s policy provides coverage to Directors and officers in the aggregate amount of $50 million subject to a deductible of $250,000 per occurrence other than securities claims, and $500,000 per securities claim. The total premium charged for this insurance during fiscal 2004 was $601,965 and was paid by Creo. The policy expires March 1, 2005 and Creo intends to renew this policy.

SHAREHOLDER FEEDBACK

The Chief Financial Officer and the Company’s Corporate Relations Group are responsible for the Company’s investor relations functions. Inquiries from Shareholders and investment analysts are promptly responded to by these individuals or, when appropriate, by other Creo executives.

Shareholders may also submit their concerns on a confidential or (if preferred) anonymous basis in writing to independent outside legal counsel (which counsel is retained directly by the Board to receive complaints on its behalf) and who will report all such complaints directly to the Board, including the Audit Committee, the CNG Committee or the Special Committee, as may be appropriate, and the Board or such committee of the Board, as the case may be, will take appropriate investigatory actions. In this regard, Shareholders may submit confidential complaints or anonymous complaints to:

Getz Prince Wells
Suite 1810-1111 West Georgia Street
Vancouver, B.C.
V6E 4M3
Attention: Leon Getz Q.C.

Tel: (604) 685-6367
Fax: (604) 685-9798
e-mail: leon@getzpw.com

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of Creo at 3700 Gilmore Way Burnaby, British Columbia, Canada, V5G 4M1:

(a)	the 2004 Annual Report to Shareholders containing the Annual Financials;

(b)	the interim consolidated financial statements for periods subsequent to September 30, 2004;

(c)	management’s discussion and analysis of financial condition and results of operations;

(d)	this Circular; and

(e)	Creo’s 2004 Annual Information Form.

Additional information relating to Creo can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com. Financial information with respect to Creo is provided in its Annual Financials and management’s discussion and analysis of financial condition and results of operations which form part of the 2004 Annual Report, which was sent by the Company to Shareholders in January 2005.

SHAREHOLDER PROPOSALS

Any Shareholder who intends to present a proposal at the 2006 annual meeting of Shareholders must send the proposal to the Corporate Secretary of Creo at 3700 Gilmore Way, Burnaby, British Columbia, Canada, V5G 4M1.

In order for the proposal to be included in the proxy materials the Company sends to Shareholders for that meeting, the proposal:

•	must be received by Creo no later than November 24, 2005, and

•	must comply with the requirements of section 137 of the CBCA.

Creo is not obligated to include any Shareholder proposal in its proxy materials for the 2006 annual meeting if the proposal is received after the November 24, 2005 deadline.

OTHER BUSINESS

The enclosed Proxy confers discretionary authority upon the persons named on the Proxy with respect to any amendments to the matters outlined in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

The Board is not aware of any matters to be presented for action at the Meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

On any ballot that may be called for at the Meeting, all Common Shares will be voted or withheld from voting in accordance with the specification of the holder of Common Shares signing the proxy or proxies. If no such specification is made, then the shares represented by the applicable proxy will be voted in favour of all matters.

The Board has approved the contents and the sending of this Circular.

Dated at Burnaby, British Columbia this 23 day of February 2005.

Paul Kacir
Corporate Secretary

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. Unless otherwise indicated, these defined terms are not used in the appendices and exhibits included herein.

“Acquisition Proposal” means (i) any direct or indirect acquisition through one or more transactions of (A) a substantial portion of the assets of the Company and the Subsidiaries taken as a whole or (B) more than 20% of the outstanding Common Shares, (ii) any tender offer, exchange offer, take-over bid or agreement that, if consummated, would result in any Person beneficially owning more than 20% of the outstanding Common Shares, (iii) any merger, amalgamation, arrangement, consolidation or other business combination with the Company other than the Arrangement, (iv) any recapitalization of the Company or similar transaction that, if consummated, would result in any Person beneficially owning more than 20% of the outstanding Common Shares or (v) any proposal or offer to, or public announcement of an intention to, do any of the foregoing from any Person other than Kodak or Acquisition Sub.

“Acquisition Sub” means 4284488 Canada Inc., a company incorporated and organized under the laws of Canada and a wholly owned subsidiary of Kodak.

“Annual Financials” means the audited consolidated financial statements of the Company for the year ended September 30, 2004, together with the accompanying Auditors’ Report thereon.

“Arrangement” means the proposed arrangement involving Creo and Kodak under the provisions of section 192 of the CBCA as set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.04 of the Arrangement Agreement or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement made as of January 30, 2005 between Kodak, Acquisition Sub and Creo, together with the exhibits thereto as it may be amended, supplemented and / or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement, and a copy of which agreement is attached as Appendix A to this Circular.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, in the form attached as Exhibit B to Appendix A to this Circular.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made in order for the Arrangement to become effective.

“Black-Scholes Value” has the meaning ascribed to it in the Circular under the heading “Executive Compensation — Change of Control Agreements for Named Executive Officers”.

“Board” means the Board of Directors of Creo.

“Break Fee” means the fee payable by Creo to Kodak upon the occurrence of certain conditions, equal to $31,500,000, as more particularly described in this Circular under the heading “The Arrangement Agreement – Termination and Payment of Various Amounts”.”Business Day” means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in Vancouver, British Columbia; Toronto, Ontario; or the City of New York, United States of America.

“CBCA” means the Canada Business Corporations Act, as it may be amended from time to time.

“CDS” means The Canadian Depository for Securities Limited, or its nominee.

“CoC Agreements” has the meaning ascribed to it in the Circular under the heading “Executive Compensation — Change of Control Agreements for Named Executive Officers”.

“CoC Effective Date” has the meaning ascribed to it in the Circular under the heading “Executive Compensation — Change of Control Agreements for Named Executive Officers”.

“CRA” means the Canada Revenue Agency.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means this Management Proxy Circular and the accompanying Notice of Annual and Special Meeting of Shareholders, dated as of February 23, 2005, including all appendices and exhibits.

“CNG Committee” means the Compensation, Nominating and Corporate Governance Committee of the Board.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act.

“Common Shares” means each common share, without par value, in the capital of Creo.

“Company” or “Creo” means Creo Inc., a corporation incorporated and organized under the laws of Canada.

“Company Employees” means all persons employed or retained by the Company or its Subsidiaries, including, for greater certainty, those employees on short-term or long-term disability leave or any other leaves of absence.

“Company Stock Plans” means, collectively, Creo’s Amended and Restated Stock Option Plan, Creo’s 2004 Employee Equity Award Plan and Creo’s 2004 Qualified Directors’ Equity Award Plan.

“Competition Act” means the Competition Act (Canada), as it may be amended from time to time.

“Competition Act Approval” means that the waiting period under section 123 of the Competition Act shall have expired, and Kodak shall have been advised in writing by the Commissioner of Competition that the Commissioner has determined not to make an application for an order under section 92 or section 100 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.

“Confidentiality Agreement” means the confidentiality agreement dated November 30, 2004, between Kodak and Creo, as amended on December 14, 2004 and as it may be amended from time to time.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depository” has the meaning ascribed to it in this Circular under the heading “Information Concerning the Meeting – Appointment and Revocation of Proxies – Non-Registered (Beneficial) Holders”.

“Director” means the Director appointed pursuant to section 260 of the CBCA, as the context may require.

“Directors” means the directors appointed to the Board.

“Dissenting Holder” has the meaning ascribed to it in the Arrangement Agreement.

“Dissent Notice” means the written objection of a Registered Holder to the Arrangement Resolution, submitted to Creo in accordance with the Dissent Procedures.

“Dissent Procedures” means the dissent procedures stipulated in the CBCA, as modified by the Plan of Arrangement and the Interim Order, and as more particularly described in this Circular under the heading “Dissenting Holders’ Rights”.

“Dissent Rights” means the rights of Registered Holders to dissent from the Arrangement Resolution in accordance with the Dissent Procedures, as more particularly described in this Circular under the heading “Dissenting Holders’ Rights” and in section 3.1 of the Plan of Arrangement.

“Dissidents” means a small group of dissident Shareholders, led by Goodwood Inc. and Burton Capital Management, LLC, who have withdrawn their requisition for a Shareholders’ meeting.

“Effective Date” means the date shown in the Certificate of Arrangement issued by the Director giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.

“Environmental Laws” has the meaning ascribed to it in the Arrangement Agreement.

“Equity Plan” means the equity plan of Creo, as it may be amended from time to time.

“Fairness Opinion” means the opinion of Merrill Lynch that the consideration being offered for the Common Shares is fair, from a financial point of view, to Shareholders, which opinion is attached hereto as Appendix B to this Circular.

“February 10 Meeting” means the annual and special meeting of Shareholders called by the Board for February 10, 2005, which was subsequently postponed and rescheduled to March 29, 2005.

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Georgeson Shareholder” means Georgeson Shareholder Communications Canada Inc.

“Governmental Authority” means any federal, national, supranational, provincial, regional, municipal, state, local or foreign government, governmental, regulatory or administrative authority, agency, bureau, department, instrumentality or commission or any court, tribunal, board, authority or judicial or arbitral body of competent jurisdiction.

“Guidelines” means the Guidelines on Corporate Governance of the TSX.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the United States Federal Trade Commission, as may be amended from time to time.

“Interim Order” means the interim order of the Court dated l, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, a copy of which is attached as Appendix D to this Circular.

“Intermediary” has the meaning ascribed to it in this Circular under the heading “Information Concerning the Meeting – Appointment and Revocation of Proxies – Non-Registered (Beneficial) Holders”.

“In-the-Money Amount” has the meaning ascribed to it in the Circular under the heading “Executive Compensation — Change of Control Agreements for Named Executive Officers”.

“Investment Canada Act” means the Investment Canada Act (Canada), as it may be amended from time to time.

“Investment Canada Approval” means the approval or deemed approval pursuant to the Investment Canada Act (Canada) by the Minister of Industry.

“Kodak” means Eastman Kodak Company, a corporation incorporated and organized under the laws of New Jersey.

“Kodak Expenses” means all of Kodak’s and Acquisition Sub’s actual out-of-pocket expenses incurred in connection with the transactions contemplated in the Arrangement Agreement, including in connection with preparing and negotiating the Arrangement Agreement and carrying out its due diligence of the Company and the Subsidiaries, and their respective assets and liabilities (including in connection with each of the foregoing, regulatory filing fees and reasonable attorneys’, accountants’, investment bankers’, experts’ and consultants’ fees and expenses), up to a limit of $8,000,000.

“Law” means any Canadian, United States or other jurisdiction statute, law, ordinance, regulation, rule, code, policy, guideline, common law standard of conduct, executive order, injunction, judgment, decree, ruling, award or other order, whether temporary or final of any Governmental Authority.

“Letter of Transmittal” means the letter of transmittal to be forwarded by the Company to Shareholders prior to the Effective Time in connection with the Arrangement.

“Material Adverse Effect” has the meaning ascribed to it in the Arrangement Agreement.

“Meeting” means the annual and special meeting of Shareholders called by the Board for March 29, 2005 and to be held as authorized by the Interim Order for the purpose of considering the Arrangement Resolution, the Rights Plan Resolution and certain other matters, and any adjournment(s) or postponement(s) thereof.

“Meeting Materials” means the notice of the Meeting, this Circular, the form of Proxy for use at the Meeting, the Annual Financials and the supplemental mailing card.

“Merrill Lynch” means Merrill Lynch Canada Inc., together with its affiliates.

“NASDAQ” means the NASDAQ Stock Market.

“Non-Registered Holder” has the meaning ascribed to it in this Circular under the heading “Information Concerning the Meeting – Appointment and Revocation of Proxies – Non-Registered (Beneficial) Holders”.

“Non-Resident Holder” means a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not resident or deemed to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada.

“Notice of Appearance” has the meaning ascribed to it in this Circular under the heading “The Arrangement – Court Approval of the Arrangement and Completion of the Arrangement.

“Notice of Application” means the notice of application to the Court in connection with the Final Order, a copy of which is attached as Appendix E to this Circular.

“Offer to Pay” means the written offer by Creo to each Dissenting Holder who has sent a Demand for Payment to pay for his or her Common Shares in an amount considered by the Board to be the fair value of the Common Shares, all in compliance with the Dissent Procedures.

“Option Plan” means the stock option plan of Creo known as the “Amended and Restated Stock Option Plan”, as it may be amended from time to time.

“Options” means options exercisable for Common Shares granted pursuant to the Option Plan.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the United States Securities Exchange Act of 1934, as may be amended from time to time.

“Plan of Arrangement” means the plan of arrangement of Creo substantially as set out in Exhibit A to the Arrangement Agreement, as amended in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Policy Q-27” means Policy Q-27 “Protection of Minority Securityholders in the Course of Certain Transactions” of the Autorité des Marches Financiers (Quebec), as it may be amended from time to time.

“Pre-Acquisition Reorganization” has the meaning ascribed to it in the Arrangement Agreement.

“Proposed Amendments” means all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular.

“Proxy” means the form of proxy (printed on white paper) for the Meeting, which accompanies the Circular.

“Record Date” means February 14, 2005, on which day each Shareholder of record at the close of business shall be entitled to receive notice of and vote at the Meeting.

“Registered Holder” means a registered holder of Common Shares.

“Regulations” means the regulations under the Tax Act.

“Representatives” has the meaning ascribed to it in the Arrangement Agreement.

“Resident Holder” means a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada.

“Retention Agreements” has the meeting ascribed to it in the Circular under the heading “The Arrangement – Interests of Certain Person in the Arrangement”.

“Rights Plan” means the shareholder rights plan agreement dated as of November 13, 2002 between the Company and Computershare Trust Company of Canada, as it may be amended form time to time.

“Rights Plan Resolution” means the ordinary resolution to be considered at the Meeting, in the form attached as Exhibit C to the Plan of Arrangement, waiving the terms of the Rights Plan and all of the provisions thereof in respect of the Arrangement.

“Rule 61-501” means Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions of the Ontario Securities Commission, as it may be amended from time to time.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“Senior Executive Officers” has the meaning ascribed to it in the Circular under the heading “Executive Compensation – Report on Executive Compensation — Process”.

“Shareholders” means the holders of Common Shares.

“Special Committee” means the Special Committee composed of independent Directors, as more particularly described in this Circular under the heading “Corporate Governance – Composition of the Board – Board Committees” and “The Arrangement – The Special Committee”.

“Subsidiary” means a subsidiary of Creo, as more particularly described in the Arrangement Agreement.

“Superior Proposal” means any bona fide Acquisition Proposal (substituting for the purposes of this definition a threshold of 50% in place of 20% where used in the definition and “all or substantially all assets” in place of “a substantial portion of the assets” where used in the definition) on terms that the Board determines, in its good faith judgment (after consultation with its outside legal counsel and financial advisors), are more favorable from a financial point of view to Shareholders than the terms of the Arrangement as set forth in the Arrangement Agreement (taking into account all the terms and conditions of such proposal and the Arrangement Agreement (including any changes to the financial terms of the Plan of Arrangement proposed by Kodak in response to such offer or otherwise)) and, would, if accepted, be reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the Acquisition Proposal and the Person making it.

“Support Agreements” means those agreements made as of January 30, 2005 between Kodak, Acquisition Sub and each of the Supporting Shareholders, as more particularly described in this Circular under the heading “The Support Agreements”.

“Supporting Shareholders” means each of the Directors and certain senior officers of the Company, namely Daniel Gelbart, Judi Hess and Paul Kacir.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Third Party Acquisition” has the meaning ascribed to it in the Arrangement Agreement.

“Transfer Agent” means Computershare Trust Company of Canada or its successors in its capacity as registrar and transfer agent in respect of the Common Shares.

“TSX” means the Toronto Stock Exchange.

APPENDIX A

===============================================================

ARRANGEMENT AGREEMENT

among

EASTMAN KODAK COMPANY,

4284488 CANADA INC.,

and

CREO INC.

Dated January 30, 2005

===============================================================

Exhibit A Plan of Arrangement
Exhibit B Arrangement Resolution
Exhibit C Rights Plan Resolution

     ARRANGEMENT AGREEMENT, dated January 30, 2005 (this “Agreement”), among Eastman Kodak Company, a New Jersey corporation (“Parent”), 4284488 Canada Inc., a corporation organized under the Canada Business Corporations Act and a wholly-owned subsidiary of Parent (“Acquisition Sub”), and Creo Inc., a corporation organized under the Canada Business Corporations Act (the “Company”).

     WHEREAS, subject to the terms and conditions hereof, Parent, through its wholly-owned subsidiary, Acquisition Sub, is offering to acquire all of the outstanding Common Shares (as hereinafter defined) for $16.50 per Common Share in cash (the “Purchase Price”);

     WHEREAS the Company intends to propose to its securityholders a statutory plan of arrangement under section 192 of the Canada Business Corporations Act as a result of which Acquisition Sub will acquire all of the outstanding Common Shares for the Purchase Price per Common Share on the terms set out in the Plan of Arrangement (as hereinafter defined);

     WHEREAS the boards of directors of Parent, Acquisition Sub and the Company have each determined that it is in the best interests of their respective shareholders for Acquisition Sub to make an offer to acquire all of the issued and outstanding Common Shares upon the terms and subject to the conditions of this Arrangement Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

     SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

     “Acquisition Proposal” means (i) any direct or indirect acquisition through one or more transactions of (A) a substantial portion of the assets of the Company and the Subsidiaries taken as a whole or (B) more than 20% of the outstanding Common Shares, (ii) any tender offer, exchange offer, take-over bid or agreement that, if consummated, would result in any Person beneficially owning more than 20% of the outstanding Common Shares, (iii) any merger, amalgamation, arrangement, consolidation or other business combination with the Company other than the Arrangement, (iv) any recapitalization of the Company or similar transaction that, if consummated, would result in any Person beneficially owning more than 20% of the outstanding Common Shares or (v) any proposal or offer to, or public announcement of an intention to, do any of the foregoing from any Person other than Parent or Acquisition Sub.

     “Acquisition Proposal Assessment Period” has the meaning set forth in Section 6.02(c).

     “Acquisition Sub” has the meaning set forth in the Preamble.

     “Action” means any litigation, suit, claim, action, proceeding or investigation.

     “affiliate” means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

     “Agreement” has the meaning set forth in the Preamble and includes any Exhibits or Schedules attached hereto.

     “Arrangement” means the proposed arrangement under the provisions of section 192 of the CBCA as set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.04 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

     “Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Special Meeting, substantially in the form of Exhibit B.

     “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made in order for the Arrangement to become effective.

     “beneficial ownership” means, with respect to any security, having beneficial ownership of such security as determined under Rule 13d-3 of the Exchange Act.

     “business day” means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in Vancouver, British Columbia; Toronto, Ontario or the City of New York, United States of America.

     “Canadian GAAP” means Canadian generally accepted accounting principles.

     “Canadian Investment Regulations” means, collectively, the Competition Act (Canada) and the Investment Canada Act (Canada), as amended.

     “CBCA” means the Canada Business Corporations Act, as amended.

     “Certificate of Arrangement” means a certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

     “Circular” means the notice of the Special Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by the Company to Shareholders in connection with the Special Meeting.

     “Code” has the meaning set forth in Section 3.09(c).

     “Common Shares” means each common share, without par value, in the capital of the Company.

     “Company” has the meaning set forth in the Preamble.

     “Company Board” means the board of directors of the Company.

     “Company Disclosure Letter” means the Company Disclosure Letter, dated the date hereof, delivered by the Company to Parent and Acquisition Sub in connection with the execution and delivery of this Agreement.

     “Company Employees” means all persons employed or retained by the Company or its Subsidiaries, including, for greater certainty, those employees on short-term or long-term disability leave or any other leaves of absence.

     “Company Stock Plans” means, collectively, the Company’s Amended and Restated Stock Option Plan, the Company’s 2004 Employee Equity Award Plan and the Company’s 2004 Qualified Directors’ Equity Award Plan.

     “Competition Act Approval” means that the waiting period under section 123 of the Competition Act (Canada) shall have expired, and Parent shall have been advised in writing by the Commissioner of Competition that the Commissioner has determined not to make an application for an order under section 92 or section 100 of the Competition Act (Canada) in respect of the Transactions.

     “Confidential Material Contracts” has the meaning set forth in Section 3.13(b).

     “Confidentiality Agreement” means the confidentiality agreement, dated November 30, 2004, between Parent and the Company, as amended.

     “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

     “Court” means the Ontario Superior Court of Justice (Commercial List).

     “Director” means the Director appointed pursuant to section 260 of the CBCA.

     “Dissenting Holder” has the meaning set forth in the Plan of Arrangement.

     “Dissent Rights” means the rights of dissent in respect of the Arrangement described in section 3.1 of the Plan of Arrangement.

     “EC Merger Regulation” means Council Regulation (EC) No. 139/2004 of the European Community, as amended.

     “Effect” has the meaning set forth in the definition of Material Adverse Effect.

     “Effective Date” means the date shown in the Certificate of Arrangement issued by the Director giving effect to the Arrangement.

     “Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.

     “Employee Stock Option” means any option to purchase Common Shares granted under any Company Stock Plan.

     “Environmental Claim” has the meaning set forth in Section 3.12(a).

     “Environmental Laws” has the meaning set forth in Section 3.12(a).

     “Environmental Permits” means any Permit issued or required pursuant to Environmental Law.

     “Equity Compensation Awards” means all outstanding awards of Common Shares granted by the Company under the Company’s 2004 Employee Equity Award Plan and the Company’s 2004 Qualified Directors’ Equity Award Plan.

     “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

     “Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

     “Governmental Authority” means any federal, national, supranational, provincial, regional, municipal, state, local or foreign government, governmental, regulatory or administrative authority, agency, bureau, department, instrumentality or commission or any court, tribunal, board, authority or judicial or arbitral body of competent jurisdiction.

     “Hazardous Substance” means any toxic or hazardous materials or substances, including asbestos, buried contaminants, flammable explosives, radioactive materials, petroleum and petroleum products and any substances defined as, or included in the definition of, “hazardous substances”, “hazardous wastes”, “hazardous materials” or “toxic substances” or otherwise regulated under any Environmental Law.

     “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     “IIC” has the meaning set forth in Section 3.19(b).

     “Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements, patents, patent rights, patent applications (including all reissues, divisions, continuations, continuations-in-part, reexaminations and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs; (b) all trade names, trade dress and service marks (whether registered or unregistered), trademarks (whether registered or unregistered or used with goods or services and including goodwill of the Company and the Subsidiaries attaching to such trademarks), registrations, applications for trademarks (and all future income therefrom), domains and domain names, (c) all published and unpublished works of authorship, whether copyright or not (including databases and other compilations of information), copyrights therein and thereto and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, (d) all trade secrets, know-how, technologies in development, computer programs and other computer software (including software systems and applications), web sites, related software, user interfaces, topographies, source code, object code, algorithms, display screens, layouts, development tools, instructions, templates, evaluation software and hardware, information, manufacturing, engineering, and other drawings and manuals, technology, processes, business and other methods, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information, (e) all customer and supplier lists, pricing and cost information and business and marketing plans and proposals, (f) all rights of publicity and privacy, (g) all other intellectual property rights, (h) all licenses of the intellectual property listed in clauses (a) through (g), and (i) all rights to recovery of damages and profits by reason of the infringement of any of the intellectual property listed in clauses (a) through (h).

     “Interim Order” means the interim order of the Court, as contemplated by Section 2.02, providing for, among other things, the calling and holding of the Special Meeting, as the same may be amended.

     “Investment Canada Approval” means the approval or deemed approval pursuant to the Investment Canada Act (Canada) by the Minister of Industry.

     “Knowledge of the Company” means the actual knowledge of Amos Michelson, Dan Gelbart, Mark Dance, Judi Hess and Paul Kacir and, solely as it relates to Section 3.18, Harry Booyens.

     “Law” means any Canadian, United States or other jurisdiction statute, law, ordinance, regulation, rule, code, policy, guideline, common law standard of conduct, executive order, injunction, judgment, decree, ruling, award or other order, whether temporary or final of any Governmental Authority.

     “Letter of Transmittal” means the letter of transmittal forwarded by the Company to Shareholders in connection with the Arrangement, in the form accompanying the Circular.

     “Lien” means any pledge, lien, charge, mortgage, easement, encumbrance, option, right of first refusal or offer or security interest or adverse claim of any kind or nature whatsoever.

     “Material Adverse Effect” means any event, circumstance, change or effect (any such item, an “Effect”) that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), operations, assets, liabilities (contingent or otherwise) or results of operations of the Company and the Subsidiaries taken as a whole; provided, however, that in no event shall the following be deemed to constitute, nor shall the following be taken into account in determining whether there has been, a “Material Adverse Effect”: any Effect that results from changes in general economic conditions or changes in securities markets in general unless such Effect disproportionately affects the Company and the Subsidiaries taken as a whole.

     “Material Contracts” has the meaning set forth in Section 3.13(a).

     “Merrill Lynch” means Merrill Lynch Canada Inc.

     “OCS” has the meaning set forth in Section 3.19(a).

     “Optionholders” means the holders of Employee Stock Options.

     “OSC” means the Ontario Securities Commission.

     “OSC Reports” has the meaning set forth in Section 3.07(a).

     “Parent” has the meaning set forth in the Preamble.

     “Parent Expenses” means all of Parent’s and Acquisition Sub’s actual out-of-pocket expenses incurred in connection with the transactions contemplated in this Agreement, including in connection with preparing and negotiating the Agreement and carrying out its due diligence of the Company and the Subsidiaries, and their respective assets and liabilities (including in connection with each of the foregoing, regulatory filing fees and reasonable attorneys’, accountants’, investment bankers’, experts’ and consultants’ fees and expenses), up to a limit of $8,000,000.

     “Permits” has the meaning set forth in Section 3.06.

     “Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which none of the Company or the Subsidiaries is otherwise subject to criminal liability due to its existence and which are not, individually or in the aggregate, material: (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) liens imposed by Law, such as materialmen’s, mechanic’s, carrier’s, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business, (c) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (d) pledges or deposits to secure statutory obligations.

     “Person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

     “Personal Information” means any information in the possession of the Company or any of the Subsidiaries about an identifiable individual other than the name, title or business address or telephone number of an employee.

     “Plan of Arrangement” means the plan of arrangement as set forth in Exhibit A to this Agreement, as amended in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

     “Plans” has the meaning set forth in Section 3.09(a).

     “Pre-Acquisition Reorganization” has the meaning set forth in Section 6.11.

     “Preferred Share” means each preferred share, without par value, in the capital of the Company.

     “Public Disclosure Documents” has the meaning set forth in Section 3.07(a).

     “R&D Law” has the meaning set forth in Section 3.19(a).

     “Representatives” has the meaning set forth in Section 6.01(a).

     “Rights Plan” means the Shareholder Rights Plan Agreement dated as of November 13, 2002 between the Company and Computershare Trust Company of Canada, as it may be amended from time to time.

     “Rights Plan Resolution” means the ordinary resolution to be considered at the Special Meeting, substantially in the form of Exhibit C, waiving the terms of the Rights Plan and all of the provisions thereof in respect of the Arrangement.

     “Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended.

     “SEC” means the United States Securities and Exchange Commission.

     “SEC Reports” has the meaning set forth in Section 3.07(a).

     “Securities Act” means the Securities Act (Ontario).

     “Securities Regulators” means the SEC, the OSC, and the securities regulatory authorities in each of the other Provinces of Canada.

     “SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

     “Settlement Agreement” has the meaning set forth in Section 3.19(a).

     “Shareholders” means the holders of Common Shares.

     “Significant Subsidiary” means, at any date, each Subsidiary which, either alone or together with the Subsidiaries of such Subsidiary, meets any of the following conditions: (a) as of the end of the most recently ended fiscal quarter for which financial statements of the Company are publicly available, the investments of, and advances by, the Company and the Subsidiaries in or to, or their proportionate share (based on their equity interests) of the book value of the total assets (after intercompany eliminations) of, the Subsidiary in question exceeds 10% of the book value of the total assets of the Company and its consolidated Subsidiaries; or (b) for the period of four consecutive fiscal quarters most recently ended for which financial statements of the Company are publicly available, the equity of the Company and the Subsidiaries in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary in question exceeds 10% of the income of the Company and the Subsidiaries consolidated for such four consecutive fiscal quarters most recently ended.

     “Special Meeting” means the special meeting of Shareholders to be held to consider the Arrangement Resolution and the Rights Plan Resolution, including any adjournment or postponement thereof.

     “Specified Time” has the meaning set forth in Section 6.02(b).

     “subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is owned, directly or indirectly, by such Person or one or more other subsidiaries of such Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is owned, directly or indirectly, by such Person or one or more other subsidiaries of such Person or a combination thereof and, for purposes of this clause (ii), a Person shall be deemed to own a majority ownership interest in such a business entity if such Person (alone or with one or more of its subsidiaries) shall be allocated a majority of such business entity’s gains or losses or shall be the managing director or general partner of such business entity.

     “Subsidiary” means a subsidiary of the Company.

     “Superior Proposal” means any bona fide Acquisition Proposal (substituting for the purposes of this definition a threshold of 50% in place of 20% where used in the definition and “all or substantially all assets” in place of “a substantial portion of the assets” where used in the definition) on terms that the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel and financial advisors), are more favorable from a financial point of view to Shareholders than the terms of the Arrangement as set forth in this Agreement (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of the Plan of Arrangement proposed by Parent in response to such offer or otherwise)) and, would, if accepted, be reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the Acquisition Proposal and the Person making it.

     “Tax Returns” means any and all returns, reports, declarations, elections, notices, filings and forms required to be filed with any taxing authority (including any schedule or attachment thereto) whether in tangible or electronic form in connection with the determination, assessment or collection of any Taxes of the Company or any Subsidiary.

     “Taxes” means (i) all taxes, charges, duties, fees, levies or other assessments, including income, excise, capital, gross receipts, property, goods and services, harmonized sales, sales, use, value added, profits, registration, license, customs, withholding (with respect to compensation or otherwise), payroll, employment, net worth, transfer, stamp, social security, Canadian or Quebec Pension Plan Premiums, occupation and franchise taxes, imposed by any Governmental Authority or taxing authority, and including any interest, penalties and additional amounts imposed with respect thereto and (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto.

     “Third Party Acquisition” means any of the following transactions or any agreement by the Company to enter into or support one of the following transactions: (i) any direct or indirect acquisition through one or more transactions of (A) all or substantially all of the assets of the Company and the Subsidiaries taken as a whole or (B) more than 50% of the outstanding Common Shares, (ii) any tender offer, exchange offer, take-over bid or agreement that, if consummated, would result in any Person beneficially owning more than 50% of the outstanding Common Shares, (iii) any merger, amalgamation, arrangement, consolidation or other business combination with the Company other than the Arrangement, or (iv) any recapitalization of the Company or similar transaction that, if consummated, would result in any Person beneficially owning more than 50% of the outstanding Common Shares.

     “Transaction Documents” means collectively, this Agreement and the Plan of Arrangement.

     “Transactions” means collectively, the transactions contemplated herein and in the Plan of Arrangement.

     “33 Act” means the United States Securities Act of 1933, as amended.

     SECTION 1.02 Interpretation. In this Agreement, except to the extent that the context otherwise requires:

     (a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

     (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

     (c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

     (d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

     (e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

     (f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

     (g) (i) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and (ii) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

     (h) references to the time of day are (unless otherwise expressly provided) to Toronto, Ontario time and references to a day are to a period of 24 hours running from midnight on the previous day;

     (i) if any date on which any action is required or permitted to be taken hereunder is not a business day, such action shall be required or permitted to be taken on or by the next succeeding day which is a business day;

     (j) all references to cash or currency in this Agreement are to United States dollars unless otherwise indicated; and

     (k) any reference to a statute shall mean the statute in force as at the date hereof and any regulation in force thereunder, unless otherwise expressly provided.

ARTICLE II

THE ARRANGEMENT

     SECTION 2.01 Implementation Steps by the Company. The Company agrees that it shall:

     (a) as soon as reasonably practicable, apply to the Court in a manner acceptable to Parent, acting reasonably, under section 192 of the CBCA for the Interim Order, and thereafter proceed with and diligently pursue the obtaining of the Interim Order;

     (b) convene and hold the Special Meeting as soon as practicable after the date hereof, but in any case before March 31, 2005, for the purpose of considering the Arrangement Resolution and the Rights Plan Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Parent, acting reasonably; provided that the Arrangement Resolution and the Rights Plan Resolution shall be voted on before any other matter at the Special Meeting, unless otherwise agreed by Parent);

     (c) except as required for quorum purposes or otherwise permitted under this Agreement, not adjourn (except as required by Law or by valid Shareholder action), postpone or cancel (or propose for adjournment, postponement or cancellation) the Special Meeting without Parent’s prior written consent, such consent not to be unreasonably withheld or delayed;

     (d) use commercially reasonable efforts to solicit from Shareholders proxies in favor of the Arrangement Resolution and the Rights Plan Resolution, including, if so requested by Parent, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution and the Rights Plan Resolution by Shareholders;

     (e) subject to obtaining such approvals as are required by the Interim Order, as soon as reasonably practicable after the Special Meeting apply to the Court under section 192 of the CBCA for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue the obtaining of the Final Order;

     (f) subject to obtaining the Final Order, as soon as reasonably practicable thereafter and subject to the satisfaction or waiver of the other conditions herein contained in favor of each party, deliver to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement;

     (g) instruct counsel acting for it to bring the applications referred to in Sections 2.01(a) and 2.01(e) in cooperation with counsel to Parent;

     (h) permit Parent and its counsel to review and comment upon drafts of all material to be filed by the Company with the Court in connection with the Arrangement, including the Circular and any supplement or amendment contemplated by Section 2.05(c), and provide counsel to Parent on a timely basis with copies of any notice of appearance and evidence served on the Company or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

     (i) not (i) file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, or (ii) send to the Director, for endorsement and filing by the Director, the Articles of Arrangement, except in either case as contemplated hereby or with Parent’s prior written consent, such consent not to be unreasonably withheld or delayed.

     SECTION 2.02 Interim Order. The notice of motion for the application referred to in Section 2.01(a) shall request that the Interim Order provide:

     (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and for the manner in which such notice is to be provided;

     (b) that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Special Meeting;

     (c) that, in all other respects, the terms, restrictions and conditions of the Company’s Articles of Incorporation and By-Laws, each as amended prior to the date of this Agreement, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

     (d) for the grant of the Dissent Rights; and

     (e) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

     SECTION 2.03 Articles of Arrangement. The Articles of Arrangement shall implement the Plan of Arrangement. On the third business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article VII, and unless another time or date is agreed to in writing by the parties hereto, the Articles of Arrangement shall be filed with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the CBCA. The closing of the Transactions will take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. Eastern Standard Time on the Effective Date.

     SECTION 2.04 Circular and Related Materials. As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Parent, the Circular together with any other documents required by the Securities Act, the CBCA or other applicable Laws in connection with the Transactions and the Special Meeting, and all reasonable comments made by Parent and its counsel shall be accepted and incorporated into the Circular and such other documents. As promptly as reasonably practicable thereafter and after receipt of the Interim Order, the Company shall cause the Circular and other documentation required in connection with the Special Meeting to be sent to each Shareholder and filed as required by the Interim Order or applicable Laws. In any event the Company will have prepared all materials necessary for filing the application for the Interim Order with the Court and the Director within 30 days after the date of this Agreement, except to the extent any delay beyond such period is due to Parent’s failure to comply on a timely basis with its obligations under Section 2.05(b) in respect of the Circular.

     SECTION 2.05 Securities and Corporate Compliance. (a) The Company shall (with Parent and Parent’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Special Meeting and, without limiting the generality of the foregoing, shall, in consultation with Parent, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy.

     (b) Each of Parent and the Company shall furnish to the other all such information concerning it, its affiliates (including, in the case of Parent, Acquisition Sub) and its shareholders and, in the case of the Company, the Optionholders, as may be required to effect the actions described in Sections 2.04 and 2.05, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other Transactions will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

     (c) Parent and the Company shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Parent and the Company shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required by applicable Law or the Court, shall cause the same to be distributed to Shareholders and filed with the applicable Securities Regulators.

     (d) The Company shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Parent or Acquisition Sub). Without limiting the generality of the foregoing, the Company shall ensure that the Circular provides Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Special Meeting.

     SECTION 2.06 Dissent. The Company shall give Parent prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by the Company pursuant to the Dissent Rights.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     As an inducement to Parent and Acquisition Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Acquisition Sub that, except as set forth in the Company Disclosure Letter:

     SECTION 3.01 Organization and Qualification; Subsidiaries. (a) Each of the Company and each Subsidiary is duly organized, validly existing and, to the extent such concept is legally recognized, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed to do business and is, to the extent such concept is legally recognized, in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. Section 3.01(a) of the Company Disclosure Letter sets forth a correct and complete list of each jurisdiction where the Company and each Significant Subsidiary is qualified or licensed to do business.

     (b) Section 3.01(b) of the Company Disclosure Letter sets forth a list of each Subsidiary, together with its jurisdiction of incorporation or organization and the names of the holders of all its capital stock or other equity interests. All the outstanding shares of capital stock of each Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in Section 3.01(b) of the Company Disclosure Letter, are as of the date of this Agreement owned by the Company, by another Subsidiary or by the Company and another Subsidiary, free and clear of all Liens.

     (c) Except for its interests in the Subsidiaries and except for the ownership interests set forth in Section 3.01(c) of the Company Disclosure Letter, the Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

     SECTION 3.02 Articles of Incorporation and By-Laws. The Company has made available to Parent and Acquisition Sub a copy of the Articles of Incorporation and

By-Laws or equivalent organizational documents, each as amended through the date of this Agreement, of the Company and each Significant Subsidiary.

     SECTION 3.03 Capitalization. The authorized capital of the Company consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of Preferred Shares issuable in series. As of January 28, 2005, (i) 57,417,941 Common Shares were issued and outstanding and (ii) 6,888,634 Common Shares were reserved for future issuance pursuant to outstanding Employee Stock Options. The Company has not issued any Common Shares or granted any Employee Stock Options since such date and prior to the date hereof. As of December 31, 2004, 56,765,996 Common Shares were issued and outstanding. Section 3.03 of the Company Disclosure Letter sets forth a list of all Employee Stock Options outstanding as of December 31, 2004, including the exercise price for each such Employee Stock Option. As soon as possible after the date hereof, the Company will provide a list of all Employee Stock Options outstanding as of January 28, 2005, including the exercise price for each such Employee Stock Option. As of the date of this Agreement, no Preferred Shares are issued and outstanding. Except as set forth in this Section 3.03, as of the date of this Agreement, no shares of capital stock or other voting security or equity interests of the Company were issued, reserved for issuance or outstanding. Except as set forth in this Section 3.03 or in Section 3.03 of the Company Disclosure Letter, there are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary is a party relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. There are no outstanding or authorized share appreciation, phantom shares, profit participation or similar rights with respect to the capital of the Company or any Subsidiary. There are no voting trusts, proxies, unanimous shareholder agreements or other agreements or understandings with respect to the voting of any shares of any capital stock of the Company or any Subsidiary to which the Company or any Subsidiary is a party. All Common Shares outstanding on the date hereof, and all such Common Shares that may be issued prior to the Effective Time will be when issued, on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.03 of the Company Disclosure Letter, (i) there are no outstanding Common Shares in respect of which the Company has a right under specified circumstances to repurchase such shares at a fixed purchase price and (ii) there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Common Shares or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Shareholders may vote.

     SECTION 3.04 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Arrangement. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the Arrangement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Transaction Documents or to consummate the Arrangement (other than the receipt of approval of Shareholders required by the Interim Order and the approval of the Court). Each of this Agreement and the other Transaction Documents has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

     SECTION 3.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement and the other Transaction Documents by the Company do not, and the consummation of the Transactions and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Incorporation or By-laws or equivalent organizational documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and that all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound, or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Letter, result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien (other than a Permitted Lien) on any property or asset of the Company or any Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of the Company to complete the Transactions.

     (b) No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Authority is required to be obtained or made by or with respect to the Company or any Subsidiary in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) compliance with and filings under (A) the HSR Act, (B) the EC Merger Regulation and (C) the Canadian Investment Regulations, (ii) the approval of or notification to, as applicable, (A) the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry, (B) the Israeli Investment Centre of the Israeli Ministry of Trade & Industry and (C) the Director

of Restrictive Trade Practices of the Israeli Ministry of Trade & Industry, (iii) the filing on SEDAR and with the SEC on Form 6-K of the Circular, (iv) the receipt from the Court of the Interim Order and the Final Order, (v) the filing by the Director of the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement, (vi) compliance with and such filings as may be required under applicable Environmental Laws, (vii) filings under any applicable state takeover Law and (viii) such other items (A) that may be required solely by reason of the participation of Parent and Acquisition Sub (as opposed to any third party) in the Transactions, (B) that may be required under any applicable Law of any country outside Canada and the United States and that would not reasonably be expected to materially impair or delay the ability of the Company to consummate the Transactions or (C) as are set forth in Section 3.05(b) of the Company Disclosure Letter.

     SECTION 3.06 Permits; Compliance. Each of the Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or any Subsidiary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted (the “Permits”), except where the failure to have any of the Permits have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and each Subsidiary is in compliance with such Permits, except where the failure to be in compliance have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Permits have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.06 of the Company Disclosure Letter, neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except, with respect to clauses (a) and (b), for any such conflicts, defaults, breaches or violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. This Section 3.06 does not relate to matters with respect to Taxes, which are the subject of Section 3.11, or to environmental matters, which are the subject of Section 3.12.

     SECTION 3.07 Public Disclosure Documents; Financial Statements; Books and Records. (a) The Company is, and at all times since August 5, 1999 has been, a foreign private issuer (as such term is defined in Rule 405 under the 33 Act and Rule 3b-4 under the Exchange Act). Since October 1, 2002, the Company has filed all forms, reports, statements and documents required to be filed by it under the Securities Act (the “OSC Reports”) and the Exchange Act and the Sarbanes-Oxley Act (collectively, the “SEC Reports” and together with the OSC Reports, the “Public Disclosure Documents”) on SEDAR, in the case of the OSC Reports and with or, if permissible, furnished by it to, the

SEC, in the case of the SEC Reports. Except as set forth in Section 3.07 of the Company Disclosure Letter, the Public Disclosure Documents (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary is required to file or furnish any form, report or other document with or to the OSC or the SEC.

     (b) Except as set forth in Section 3.07(b) of the Company Disclosure Letter, (i) each of the consolidated financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Public Disclosure Documents was prepared in accordance with Canadian GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments and absence of notes).

     (c) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act applicable to it and (ii) the applicable listing and corporate governance rules and regulations of the Toronto Stock Exchange and NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

     (d) The Company (i) has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since October 1, 2002.

     (e) The financial books, records and accounts of the Company and the Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and the Subsidiaries and (iii) accurately and fairly reflect the basis for the financial statements of the Company. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with managements’ general or specific authorization; and (y) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP. The Company’s and the Subsidiaries’ corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Parent.

     SECTION 3.08 Absence of Certain Changes or Events. Since September 30, 2004, there has not been any Material Adverse Effect. During the period since September 30, 2004 through the date of this Agreement, except as set forth in Section 3.08 of the Company Disclosure Letter, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, (b) there has not been any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by the Company or any Subsidiary, whether or not covered by insurance and (c) neither the Company nor any Subsidiary has taken any action that, if taken after the date of this Agreement, would be prohibited by or constitute a breach or violation of any of the covenants set forth in Section 5.01.

     SECTION 3.09 Employee Benefit Plans. (a) Section 3.09(a) of the Company Disclosure Letter lists (i) all employee benefit plans, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements and material written personnel policies, rules or procedures and (ii) all employment, termination, severance or other material contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary (in each of clauses (i) and (ii), other than as required by statute) (collectively, the “Plans”), other than Plans that are not material. Except as set forth in Section 3.09(a) of the Company Disclosure Letter, the Company has made available to Parent current and complete copies of all written Plans as amended to date and has made available to Parent a copy of (i) each trust or other funding arrangement prepared in connection with any applicable Plan, (ii) current insurance contracts or policies, investment management agreements, subscription and participation agreements, benefit administration contracts, and any financial administration contracts relating to any Plan, (iii) all summaries in the Company’s possession or control distributed or made available to any employee or former employee concerning any Plans, (iv) all financial and accounting statements for each of the last three years together with the four most recent quarterly investment reports with respect to any Plan, (v) all annual information returns and material correspondence with, any Governmental Authority within the last three years with respect to any Plan, and (vi) all valuations and other documentation for each of the last three years which materially affect premiums, contributions, refunds, deficits or reserves under any Plan.

     (b) Each Plan is, and has been, established, registered, qualified, amended, administered, and where applicable, funded, and invested, in material compliance with the terms of such Plan, all applicable Laws and any collective agreements, as applicable. Neither the Company nor any of the Subsidiaries has received, in the last six years, any notice from any Person or Governmental Authority questioning or challenging such compliance (other than in respect of any claim related solely to that Person).

     (c) There has been no amendment to, announcement by the Company or any of the Subsidiaries relating to, or change in employee participation or coverage under, any Plan which would increase the expense of maintaining all Plans by more than five percent above the level of the expense incurred thereunder for the most recent fiscal year. Except as set forth in Section 3.09(c) of the Company Disclosure Letter, neither the execution of this Agreement, Shareholder approval of this Agreement nor the consummation of the Transactions will (i) entitle any employees of the Company or any of the Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, (iii) limit or restrict the right of the Company or, after the consummation of the Transactions, Parent to merge, amend or terminate any of the Plans or (iv) result in payments under any of the Plans which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

     (d) The Company and the Subsidiaries are in material compliance with all of their obligations in respect of the Plans. The Company and the Subsidiaries have not been notified of any default or violation by any other Person in relation to obligations under any Plan. All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws in all material respects. No Taxes, penalties or fees are owing or exigible under or in relation to any Plan.

     (e) There is no investigation by any Governmental Authority, or claim (other than routine claims for payment of benefits) pending or, to the Knowledge of the Company, threatened involving any Plan or their assets.

     (f) Except for the Company Employees, there are no Persons other than the Company or the Subsidiaries sponsoring, participating in or contributing to any Plan. None of the Plans is required to be established and maintained pursuant to a collective bargaining agreement and no participants in any Plan are covered by a collective bargaining agreement. None of the Plans is a “multi-employer” plan as defined by applicable Laws. There are no material unfunded liabilities in respect of any Plan, including going-concern unfunded liabilities, solvency deficiencies or wind-up deficiencies.

     (g) None of the Plans, other than any pension plan or registered retirement savings plan, provide benefits beyond retirement or other termination of service to Company Employees or former employees or to the beneficiaries or dependants of such employees other than benefits provided pursuant to Section 4980B of the Code and Sections 601 et. seq. of the United States Employee Retirement Income Security Act of

1974, as amended, and benefits in respect of which the full premium costs are borne by employees and their dependent beneficiaries.

     (h) The level of insurance reserves, if any, under any insured Plan is reasonable and sufficient to provide for all incurred but unreported claims thereunder.

     SECTION 3.10 Labor and Employment Matters. (a) Section 3.10(a) of the Company Disclosure Letter lists all agreements between the Company or any Subsidiary and trade unions or representative bodies (including union recognition agreements, collective agreements and works council agreements). Except as disclosed in Section 3.10(a) of the Company Disclosure Letter, the consultation of or the rendering of formal advice by any such trade union or representative body is not required to consummate the Transactions.

     (b) Except for those employment contracts with salaried Company Employees set forth in Section 3.10(b) of the Company Disclosure Letter, there are no contracts of employment entered into by the Company or any Subsidiary with any Company Employee which would entitle a Company Employee to receive enhanced benefits or payments upon the Company entering into this Agreement or any of the other Transaction Documents to which the Company is a party or upon the consummation of the Transactions. The Company has provided Parent with copies of all material employment policies, form nondisclosure agreements and form agreements used by the Company and the Subsidiaries in connection with the employment of Company Employees and, except as disclosed in Section 3.10(b) of the Company Disclosure Letter, no Company Employee has been employed on terms and conditions materially different from such policies, form nondisclosure agreements and form agreements.

     (c) Except as have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or as set forth in Section 3.10(c) of the Company Disclosure Letter, (i) there are no controversies pending or, to the Knowledge of the Company, threatened between the Company or any Subsidiary and any Company Employee, (ii) neither the Company nor any Subsidiary has breached or otherwise failed to comply with any provision of any collective agreement or similar contract, and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract, (iii) there is no strike, slowdown, work stoppage, lockout, industrial dispute or trade dispute, or, to the Knowledge of the Company, threat thereof, by or with respect to any Company Employee, (iv) to the Knowledge of the Company, there is no union organizing campaign, (v) to the Knowledge of the Company, no executive or manager of the Company or any Subsidiary, is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any Person other than the Company or any Subsidiary that would be material to the performance of such employee’s employment duties, or the ability of the Company or any Subsidiary to conduct its business, and (vi) there is no labor or employment-related charge, complaint, grievance, investigation, inquiry or obligation of any kind, pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority, relating to an alleged violation or breach by the Company or any Subsidiary (or by their respective officers or directors) of any Law or contract.

     (d) All current assessments under workers compensation legislation in relation to the Company Employees have been paid or accrued by the Company or any applicable Subsidiary and the business of the Company and the Subsidiaries has not been and is not (i) subject to any additional or penalty assessment under such legislation which has not been paid, or (ii) subject to any audit in connection with such legislation. The accident cost experience of the Company and the Subsidiaries is such that there are no pending nor, to the Knowledge of the Company, potential penalty assessments, experience rating changes or claims which could materially adversely affect the premium payments or accident cost experience of the Company or any Subsidiary or result in material additional payments in connection with the business of the Company and the Subsidiaries.

     SECTION 3.11 Taxes. (a) Except as set forth in Section 3.11(a) of the Company Disclosure Letter, to the Knowledge of Company, the Company and the Subsidiaries (i) have filed or caused to be filed on a timely basis (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed and all such Tax Returns are true, complete and correct in all material respects, (ii) have timely paid or caused to be paid all material amounts of Taxes due (whether or not shown or required to be shown on a Tax Return) and (iii) have made adequate provisions on their most recently published financial statements for all Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns and have made adequate provisions in their books and records for any Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements. There are no currently effective waivers of statutes of limitations that have been provided or requested with respect to any Taxes of the Company or any Subsidiary. All material amounts of Taxes required to have been withheld by or with respect to the Company and the Subsidiaries have been or shall be timely withheld and remitted to the applicable taxing authority. The material Tax Returns of the Company have been examined by the relevant taxing authorities for all years to and including September 30, 2001, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired.

     (b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, (i) neither the Company nor any Subsidiary has received any written notification that any issues involving any material amount of Taxes have been raised (and are currently pending) nor has any deficiency for a material amount of Tax been asserted (other than deficiencies that have been either satisfied, withdrawn or settled) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above and (ii) there are no Liens for Taxes in any material amount on any assets of the Company or any Subsidiary (other than any Liens for Taxes not yet due and payable for which adequate reserves have been made in accordance with Canadian GAAP or for Taxes being contested in good faith).

     (c) Except as set forth in Section 3.11(c) of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to any Tax allocation or Tax sharing agreement or is required by any Tax allocation or Tax sharing agreement to make any payment to any Person.

     (d) Section 3.11(d) of the Company Disclosure Letter sets forth a list of estimated Tax loss carryforwards in U.S. dollars prepared for financial statements purposes as of September 30, 2004 of the Company and the Subsidiaries organized by entity subject to filing of relevant Tax Returns and audit adjustments or reassessments by the relevant taxing authority.

     SECTION 3.12 Environmental Matters. (a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and the Subsidiaries have complied at all times with all applicable Laws relating to any matter of pollution, protection of health or safety (as relating to exposure to Hazardous Substances) or the environment, environmental regulation or control or regarding Hazardous Substances on or under any of the Company’s or any Subsidiaries’ properties or any other properties (collectively, “Environmental Laws”), (ii) neither the Company nor any Subsidiary has received any written notice (A) of any violation of any Environmental Law, (B) of any suit, action, claim, proceeding or investigation by any Governmental Authority or any third party based on or arising under any Environmental Law (an “Environmental Claim”), (C) requiring the response to or remediation of Hazardous Substances at or arising from any of the Company’s or any Subsidiary’s properties or any other properties, or (D) demanding payment for response to or remediation of Hazardous Substances at or arising from any of the Company’s or any Subsidiary’s properties or any other properties, except in each case for the notices set forth in Section 3.12(a) of the Company Disclosure Letter, (iii) neither the Company nor any Subsidiary has placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of the Company’s or any Subsidiary’s properties or any other properties, other than in material compliance with applicable Environmental Laws and in a manner that would not reasonably be expected to result in an Environmental Claim, (iv) no property currently or to the Knowledge of the Company formerly owned or operated by the Company or any Subsidiary (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance that would reasonably be expected to require remediation pursuant to any applicable Environmental Law, (v) none of the properties of the Company or any Subsidiary contain any underground storage tanks, asbestos-containing material, lead products, or polychlorinated biphenyls that require remediation pursuant to any applicable Environmental Law, (vi) to the Knowledge of the Company there are no other circumstances or conditions involving the Company or any Subsidiary, including any indemnity, that would reasonably be expected to result in an Environmental Claim against the Company or any Subsidiary and (vii) the Company has delivered or made available to Parent copies of all material environmental reports, studies, assessments and sampling data in its possession relating to the Company or any Subsidiary or any of their current or former properties or operations.

     (b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter, no Environmental Law imposes any obligation upon the Company or any Subsidiary arising out of or as a condition to any Transaction, to file any notice or other submission with any Governmental Authority, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree, but excluding any requirement to transfer any permit or license. No Lien has been placed upon any of the Company’s or any Subsidiary’s properties under any Environmental Law.

     SECTION 3.13 Material Contracts. (a) Section 3.13(a) of the Company Disclosure Letter lists each of the following types of contracts and agreements to which the Company or any Subsidiary is a party (such contracts and agreements, the “Material Contracts”), other than the Confidential Material Contracts:

     (i) any contract or agreement relating to indebtedness for borrowed money (including any guarantee of or obligation to guarantee the indebtedness for borrowed money of any Person other than a Subsidiary) having an outstanding principal amount in excess of $500,000, and, for each such contract or agreement, the aggregate principal amount outstanding as of the date of this Agreement;

     (ii) any contract or agreement relating to a Lien imposed on any asset or property of the Company or a Subsidiary, other than Permitted Liens;

     (iii) any currency exchange, interest rate exchange, commodity exchange or similar contract or agreement;

     (iv) any contract or agreement with any supplier, distributor or customer for the furnishing of services or purchase or sale of goods, equipment, inventory or other assets to or by the Company or any Subsidiary requiring payment of or receipt over the remaining life of such contract or agreement of more than $1,000,000;

     (v) any contract manufacturing or original equipment manufacturing contract or agreement requiring payment of or receipt over the remaining life of such contract or agreement of more than $1,000,000;

     (vi) any contract or agreement between the Company or any Subsidiary, on the one hand, and any or [commercially sensitive information redacted] or any of their respective affiliates, on the other hand;

     (vii) any partnership, joint venture or similar agreement or arrangement;

     (viii) any contract or agreement that limits or purports to limit the ability of the Company or any Subsidiary to compete with any Person or in any line of business or in any geographic area or during any period of time;

     (ix) any contract or agreement (other than dealer, reseller or distributor agreements) that creates or imposes any exclusivity right or obligation with respect to the Company or the Subsidiaries or the other party to such contract or agreement;

     (x) any contract or agreement between or among the Company or any Subsidiary, on the one hand, and any director, officer or affiliate of the Company (other than a Subsidiary) or any Person that beneficially owns 5% or more of the outstanding Common Shares (including, in each case, any “associates” or members of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act, respectively) of any such Person), on the other hand;

     (xi) any contract, agreement or arrangement between the Company or any Subsidiary and any Governmental Authority, including an arrangement for receipt or repayment of any grant, subsidy or financial assistance (including any advantageous Tax treatment) from any Governmental Authority, other than (i) ordinary course agreements relating to the sale of products or services of the Company and the Subsidiaries; (ii) any Tax incentives or financial assistance from any Governmental Authority relating to the development or manufacturing of any products to be sold by the Company and the Subsidiaries; and (iii) any agreements covered by Section 3.19;

     (xii) any contract or agreement pursuant to which any Person is funding or subsidizing research and development or commercialization activity by the Company or any Subsidiary requiring payment of or receipt over the remaining life of such contract or agreement of more than $1,000,000;

     (xiii) any agreement (or group of related agreements) for the lease or sublease of real or personal property to or from any Person providing for lease payments in excess of $500,000 per annum;

     (xiv) any agreement under which the Company or any Subsidiary has advanced or loaned or has committed to advance or loan any other Person (other than intercompany indebtedness or arrangements) amounts in the aggregate exceeding $500,000; and

     (xv) any other agreement to which the Company or any Subsidiary is a party requiring payment of or receipt over the remaining life of such agreement of more than $500,000 per annum that is not otherwise disclosed in Section 3.13(a) of the Company Disclosure Letter and other than any contract or agreement of the type described above that would be disclosed in Section 3.13(a) of the Company Disclosure Letter if it involved the payment of or receipt of any amount in excess of any applicable threshold set forth above.

     (b) Each Material Contract is a valid and binding obligation of the Company or any Subsidiary, as the case may be, and, to the Knowledge of the Company, a valid and binding obligation of each other party thereto. None of the Company, any Subsidiary or, to the Knowledge of the Company, any other party is in breach of, or in default under, or has repudiated, and no event has occurred which, with notice or lapse of time or both, would constitute a breach of, or a default under, any Material Contract, except for such breach, default or repudiation that has not had and could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.13(b) of the Company Disclosure Letter there are no material disputes pending, or to the Knowledge of the Company, threatened under any Material Contract. The Company has made available to Parent a true and correct copy of each (i) dealer, reseller or distributor agreement to which the Company or any of its Subsidiaries is a party and (ii) Material Contract, as amended to date, other than those Material Contracts set forth in Section 3.13(b) of the Company Disclosure Letter (“Confidential Material Contracts”). No Confidential Material Contract during 2004 represented or related to or during 2005 is expected to represent or relate to more than 1% of the expenses of the Company and the Subsidiaries, on a consolidated basis. The Confidential Material Contracts, in the aggregate, during 2004 did not represent or relate to and during 2005 are not expected to represent or relate to more than 2% of the expenses of the Company and the Subsidiaries, on a consolidated basis. The Company has informed Parent of the general nature of the Confidential Material Contracts to the full extent it is permitted to do so. Neither the Company nor any Subsidiary is a party to any material oral contract.

     SECTION 3.14 Board Approval; Shareholder Vote Required. (a) The Company Board, at a meeting duly called and held prior to the execution and delivery of this Agreement, has duly adopted resolutions: (i) authorizing and approving this Agreement, the other Transaction Documents, the Arrangement and the other Transactions, (ii) authorizing the Company to execute and deliver this Agreement, (iii) authorizing the Company and the Subsidiaries to consummate the Transactions on the terms set forth herein and in the Plan of Arrangement, (iv) determining that this Agreement and the Transactions are fair to Shareholders and are in the best interests of the Company, (v) directing that the approval of this Agreement and the other Transaction Documents be submitted to a vote at a meeting of Shareholders, to be duly called in accordance with the Interim Order and (vi) recommending that Shareholders approve the Arrangement Resolution and the Rights Plan Resolution, which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

     (b) The Company Board has received an opinion from Merrill Lynch, financial advisors to the Company, that the Consideration is fair from a financial point of view to Shareholders.

     (c) As of the date hereof, all of the directors of the Company have advised that they intend to vote all Common Shares held by them in favor of the Arrangement Resolution and the Rights Plan Resolution and will, accordingly, so represent in the Circular.

     SECTION 3.15 Brokers. No broker, finder or investment banker (other than Merrill Lynch) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of the Subsidiaries and all such fees or commissions paid or payable to Merrill Lynch are disclosed in Section 3.15 of the Company Disclosure Letter.

     SECTION 3.16 Litigation and Liabilities. Except as set forth in Section 3.16 of the Company Disclosure Letter, there is no Action pending or, to the Knowledge of the

Company, threatened against the Company or any Subsidiary or any of their respective assets or properties before any Governmental Authority that, if adversely decided, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary nor any asset or property of the Company or any Subsidiary is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority, or to any order, judgment, injunction or decree of any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.16 of the Company Disclosure Letter or in the unaudited consolidated balance sheet of the Company as of December 31, 2004 contained in the Public Disclosure Documents filed prior to the date hereof, there are no material obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed in a balance sheet or in the notes thereto prepared in accordance with Canadian GAAP, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     SECTION 3.17 Title to Properties. (a) Except as set forth in Section 3.17(a) of the Company Disclosure Letter, each of the Company and the Subsidiaries has good and valid title to, or valid leasehold interests in, all its properties and assets except for such as are no longer used in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. All such properties and assets, other than properties and assets in which the Company or any Subsidiary has leasehold interests, are free and clear of all Liens other than those set forth in Section 3.17(a) of the Company Disclosure Letter and except for Permitted Liens and Liens that, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.17(a) of the Company Disclosure Letter, none of the real property owned by the Company or the Subsidiaries is subject to any lease or license. Section 3.17(a) of the Company Disclosure Letter sets forth a description of all the real property owned, leased or subleased by the Company or any Subsidiary, including, with respect to any lease or sublease, the name of the other parties thereto and the term thereof.

     (b) Except as set forth in Section 3.17(b) of the Company Disclosure Letter, each of the Company and each Subsidiary has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of the Company and each Subsidiary enjoys peaceful and undisturbed possession under all such material leases.

     SECTION 3.18 Intellectual Property. The Company and the Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property which is material to the conduct of the business of the Company and the Subsidiaries taken as a whole, free and clear of all material Liens, and such Intellectual Property is not subject to any outstanding orders, judgments, or decrees adversely affecting the Company’s and the Subsidiaries’ use thereof or rights thereto. Section 3.18 of the Company Disclosure Letter contains a complete and true list of all of the following that are owned or used by the Company or a Subsidiary in the conduct of its business: (a) registered Intellectual Property, (b) pending patent applications or other applications for registrations of other Intellectual Property, (c) computer software (other than mass-marketed software purchased or licensed for less than a cost of $500,000), and (d) trade or corporate names, Internet domain names and material unregistered trademarks and service marks. Except as set forth in Section 3.18 of the Company Disclosure Letter, the Company or a Subsidiary owns all right, title and interest in and to the Intellectual Property set forth in Section 3.18 of the Company Disclosure Letter, free and clear of all material Liens, and such Intellectual Property is not subject to any outstanding orders, judgment or decree adversely affecting the Company’s and the Subsidiaries’ use thereof or rights thereto. To the Knowledge of the Company, the Company and the Subsidiaries have not infringed, misappropriated or otherwise violated any third party Intellectual Property and neither the Company nor any Subsidiary has received any notices regarding the same. To the Knowledge of the Company, no third party or Intellectual Property owned or claimed by a third party has infringed, misappropriated or otherwise conflicted with or harmed, or challenged the validity, enforceability or ownership of, any of the Intellectual Property that the Company or a Subsidiary owns or uses in the conduct of its business, in each case, except for such infringements, misappropriations or conflicts that could not reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries have taken all reasonable steps in accordance with normal industry practice to maintain the confidentiality of the Company’s and the Subsidiaries’ trade secrets and information received from third persons which the Company or the Subsidiaries are obligated to treat as confidential. The Company or the Subsidiaries have taken all reasonable steps in accordance with normal industry practice to obtain the ownership of all works of authorship and inventions made by its employees, consultants and contractors. No material contract or agreement relating to Intellectual Property to which the Company or any Subsidiary is a party is either unenforceable or impaired, and neither the Company or any Subsidiary nor any counterparty to any such contract is in material breach of such contract, or has repudiated the contract or given notice of an intention to terminate, cancel, fail to renew or change the terms of such contract, and to the Knowledge of the Company, all Intellectual Property rights obtained or used by the Company pursuant to such a contract or agreement are valid, subsisting and enforceable and not subject to any outstanding order, judgment or decree adversely affecting the use thereof.

SECTION 3.19 State Sponsored Assistance.

     (a) The Company’s Israeli Subsidiary has received research and development funding from the Israeli Office of the Chief Scientist of the Ministry of Trade, Industry and Labor (“OCS”) and is entitled to receive additional funding in the aggregate amount of NIS 2,800,000 for year 2004 in the context of certificates of approval that the OCS already issued to it (subject to fulfillment of the conditions of those certificates of approval). On January 27, 2002 the Company’s Israeli Subsidiary signed a Settlement Agreement (the “Settlement Agreement”) with the OCS, according to which the Company’s Israeli Subsidiary’s entire obligation to the OCS for repayment of royalties in the context of grants previously received and of grants to be received afterward was NIS 98,577,713. This amount was updated on July 14, 2003 to NIS 97,524,904 and all future payments were based on such updated amount. All the grants that the Company’s Israeli Subsidiary received from the OCS after the signature of the Settlement Agreement and that it remains entitled to receive as aforesaid are not, nor will be, royalty bearing or otherwise repayable. Pursuant to the Company’s Israeli Subsidiary’s request dated February 27, 2002, to pay the amount owing to the OCS in 10 equal installments during five years, the currently outstanding balance owing by the Company’s Israeli Subsidiary to the OCS under the Settlement Agreement is NIS 47,275,921(plus linkage and interest that may accrue hereafter), to be paid in a series of up to four equal bi-yearly installments. The Company’s Israeli Subsidiary participated in the DPI 2000 and Re-Use Consortia organized by the OCS and in no other such consortia. The Company’s Israeli Subsidiary is entitled to receive additional funding in the aggregate amount of NIS 780,000 with respect to the DPI 2000 Consortium. The Company’s Israeli Subsidiary has provided true and complete copies of the Settlement Agreement and all significant documents related thereto and related to those consortia in which it participated. The Company’s Israeli Subsidiary is in compliance with all of the provisions of its certificates of approval and the Settlement Agreement and with the Law for the Encouragement of Research and Development in Industry, 5744-1984 (the “R&D Law”) and of the regulations promulgated in accordance with it and has not received any notice from the OCS that alleges any violation of those certificates of approval or the R&D Law. The Company’s Israeli Subsidiary is up to date in its reporting obligations to the OCS. Section 3.19 of the Company Disclosure Letter sets forth a description of Intellectual Property of the Company that does not derive from technology generated in the course of research and development funded by the OCS and is, therefore, not limited by the provisions of the R&D Law.

     (b) Various parts of the Company’s Israeli Subsidiary’s business have been accorded Approved Enterprise status by the Israel Investments Center (“IIC”) in the context of various certificates of approval. The Company has agreed to the termination of its Approved Enterprise status in accordance with Plan number 323-21461 of July 3, 1996. With the exception of the certificate of approval so terminated, the Company’s Israeli Subsidiary is in compliance with all of the provisions of its certificates of approval and of the Law for the Encouragement of Capital Investments, 5719-1959, and the regulations promulgated in accordance with it and has not received any notice from the IIC that alleges any violation of those certificates of approval or such law. With the exception of the Approved Enterprise so terminated, the Company’s Israeli Subsidiary is up to date in its reporting obligations to the IIC. To the date hereof, the tax benefits period of the Company in accordance with those certificates of approval has not commenced. The Company has made no distribution of any sort that could be classified as a dividend in accordance with Section 51(h) of the Law for the Encouragement of Capital Investments.

     SECTION 3.20 Personal Information. Except as set forth in Section 3.20 of the Company Disclosure Letter:

     (a) The Company and each of the Subsidiaries, to the extent required by Law, have a written privacy policy which governs their collection, use and disclosure of

Personal Information and the Company and each of the Subsidiaries is in compliance with their respective privacy policy.

     (b) All required consents to the collection, use or disclosure of Personal Information in connection with the conduct of the Company’s and the Subsidiaries’ businesses (including disclosure to affiliates of the Company or any of the Subsidiaries) have been obtained.

     SECTION 3.21 Insurance. Section 3.21 of the Company Disclosure Letter sets forth a complete and accurate list of all insurance policies of the Company and the Subsidiaries in effect on the date hereof. The Company has provided to Parent copies of all such insurance policies prior to the date hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

     As an inducement to the Company to enter into this Agreement, Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that:

     SECTION 4.01 Corporate Organization. Each of Parent and Acquisition Sub is duly organized and validly existing and, to the extent such concept is legally recognized, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Each of Parent and Acquisition Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and is duly qualified or licensed to do business and is, to the extent such concept is legally recognized, in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or otherwise prevent or materially delay Parent or Acquisition Sub from performing their respective obligations under this Agreement.

     SECTION 4.02 Articles of Incorporation and By-laws. Parent has made available to the Company a copy of the Articles or Certificate of Incorporation and By-laws or equivalent organizational documents, each as amended through the date of this Agreement, of Parent and Acquisition Sub.

     SECTION 4.03 Authority Relative to this Agreement. Each of Parent and Acquisition Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Arrangement. The execution and delivery of this Agreement and the other Transaction Documents by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the Arrangement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement or the other Transaction Documents or to consummate the Arrangement. Each of this Agreement and the other Transaction Documents has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

     SECTION 4.04 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement and the other Transaction Documents by Parent and Acquisition Sub do not, and the consummation of the Transactions and the performance of this Agreement by Parent and Acquisition Sub will not, (i) conflict with or violate the Articles or Certificate of Incorporation or By-Laws or equivalent organizational documents of Parent, Acquisition Sub or any of their respective subsidiaries, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and that all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent, Acquisition Sub or any of their respective subsidiaries or by which any property or asset of either of them is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of Parent or Acquisition Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Acquisition Sub or any of their respective subsidiaries is a party or by which Parent or Acquisition Sub or any property or asset of either of them is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or otherwise prevent or materially delay Parent, Acquisition Sub or any of their respective subsidiaries from performing their respective obligations under this Agreement.

     (b) No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Authority is required to be obtained or made by or with respect to the Parent, Acquisition Sub or any of their respective subsidiaries in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) compliance with and filings under (A) the HSR Act, (B) the EC Merger Regulation and (C) the Canadian Investment Regulations, (ii) the approval of or notification to, as applicable, (A) the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry, (B) the Israeli Investment Centre of the Israeli Ministry of Trade & Industry and (C) the Director of Restrictive Trade Practices of the Israeli Ministry of Trade & Industry, (iii) the filing on SEDAR and with the SEC of the Circular, (iv) the receipt from the Court of the Interim Order and the Final Order, (v) the filing by the Director of the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement, (vi) compliance with and such filings as may be required under applicable Environmental Laws, (vii) filings under any applicable state takeover Law and (viii) such other items (A) that may be required solely by reason of the participation of the Company (as opposed to any third party) in the Transactions, (B) that may be required under any applicable Law of any county outside Canada and the United States and that would not reasonably be expected to materially impair or delay the ability of Parent and Acquisition Sub to consummate the Transactions or (C) that, individually or in the aggregate, have not and could not reasonably be expected to materially impair the ability of either Parent, Acquisition Sub or any of their respective subsidiaries, as the case may be, to consummate the Transactions.

     SECTION 4.05 Parent Approval. The board of directors of Parent, after considering the Transactions, has determined:

     (a) to authorize Parent and its Subsidiaries (including Acquisition Sub) to consummate the Transactions on the terms set forth herein and in the Plan of Arrangement; and

     (b) to authorize Parent to execute and deliver this Agreement.

     SECTION 4.06 Acquisition Sub Approval. Parent, being the sole shareholder of Acquisition Sub, after considering the Transactions, has determined:

     (a) to authorize Acquisition Sub and its Subsidiaries to consummate the Transactions on the terms set forth herein and in the Plan of Arrangement; and

     (b) to authorize Acquisition Sub to execute and deliver this Agreement.

     SECTION 4.07 Financing. At the Effective Time, Parent shall have caused Acquisition Sub to have the funds necessary to pay the aggregate Consideration required to be paid pursuant to the Plan of Arrangement.

     SECTION 4.08 No Vote Required. No vote of shareholders of Parent is required by Law, the Articles or Certificate of Incorporation or By-Laws or equivalent organizational documents of Parent or otherwise in order for Parent and Acquisition Sub to consummate the Arrangement.

     SECTION 4.09 Operations of Acquisition Sub. Acquisition Sub is a wholly owned subsidiary of Parent and was formed solely for the purpose of engaging in the Arrangement and has not engaged in any other business activities or conducted any other operations.

     SECTION 4.10 Brokers. Neither the Company nor any Subsidiary shall be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment bank in connection with the Transactions based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of their respective subsidiaries. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Parent or Acquisition Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE ARRANGEMENT

     SECTION 5.01 Conduct of Business by the Company Pending the Arrangement. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the date upon which this Agreement is terminated pursuant to Article VIII, except as set forth in Section 5.01 of the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement, the businesses of the Company and the Subsidiaries shall be conducted in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers, distributors, licensors, employees and other Persons with which the Company or any Subsidiary has significant business relations. Without limiting the generality of the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter or as contemplated by any other provision of this Agreement, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which in the case of clauses (d)(iv) and (k) shall not be unreasonably withheld or delayed):

     (a) amend or otherwise change its Articles of Incorporation or By-laws or equivalent organizational documents;

     (b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock or other voting securities of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or voting securities, or any other ownership interest (including any phantom interest or other right linked to the price of the Common Shares), of the Company or any Subsidiary (except for the issuance of Common Shares issuable pursuant to Employee Stock Options outstanding on the date of this Agreement in accordance with their terms as in effect of the date of this Agreement or (ii) any assets of the Company or any Subsidiary, except pursuant to agreements existing prior to the execution of this Agreement and set forth in Section 5.01 of the Company Disclosure Letter and except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

     (c) (i) reclassify, combine, split, subdivide or redeem any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (ii) purchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or other equity or voting interests or securities of the Company or any Subsidiary or any rights, warrants, calls or options to acquire any such shares or other equity or voting interests or securities;

     (d) (i) acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets except purchases of inventory in the ordinary course of business consistent with past practice and except for capital expenditures contemplated by the capital budget of the Company attached to Section 5.01 of the Company Disclosure Letter, (ii) incur any indebtedness for borrowed money or issue any debt securities or rights, warrants, calls or options to acquire any debt securities of the Company or any Subsidiary or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except for borrowings under existing credit facilities in the ordinary course of business, (iii) repay, redeem, repurchase or retire, or otherwise make any payment in respect of, any indebtedness for borrowed money or any debt securities, or any rights, warrants, calls or options to acquire any debt securities, other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement or (iv) except for capital expenditures contemplated by the capital budget of the Company attached to Section 5.01 of the Company Disclosure Letter, authorize, or make any commitment to, any new capital expenditure or expenditures in excess of $5,000,000 in the aggregate;

     (e) (i) increase the compensation payable to its directors, officers or employees, except with respect to employees in the ordinary course of business or in connection with new hires and promotions, (ii) grant any severance or termination pay to (other than as required by applicable Law or employment agreements, collective agreements or severance plans, agreements or arrangements in existence on the date hereof), or enter into, amend or modify any employment, bonus, change of control or severance agreement with, any director, officer or other employee of the Company or of any Subsidiary, except with respect to employees in connection with new hires and promotions, or (iii) establish, adopt, enter into or amend any collective agreement or Plan for the benefit of any director, officer or employee except as required by Law;

     (f) take any action or make any change, other than actions or changes required by Canadian GAAP or by applicable Law, with respect to accounting policies or procedures;

     (g) pay, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

     (h) unless otherwise required by applicable Law (i) make, change or revoke any election relating to Taxes, (ii) change any annual accounting period, adopt or change any accounting method, (iii) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax, (iv) settle any material Tax claim or assessment, (v) surrender any right to claim a Tax refund or (vi) amend any of its transfer pricing policies;

     (i) take any action to cause any of its representations or warranties set forth in Article III to be untrue in any respect such that the condition set forth in Section 7.02(a) would not be satisfied;

     (j) amend or modify in any material respect or terminate any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, except for (i) any contract or agreement for the sale of goods and services entered into on arm’s length terms with a customer of the Company or any Subsidiary and (ii) any Material Contract (other than one contemplated by Sections 3.13(a)(viii), (ix) and (x)) that does not require payment of or receipt over the remaining life of such contract of an amount in excess of $1,000,000;

     (k) enter into any union recognition agreement, collective agreement, works council agreement or similar agreement with any trade union or representative body;

     (l) (i) cancel any material indebtedness, (ii) waive, transfer, grant or release any claims or potential claims of material value or (iii) waive any benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required under, any confidentiality, standstill or similar agreement to which the Company or any Subsidiary is a party or of which the Company or any Subsidiary is a beneficiary;

     (m) take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) the Rights Plan, any Person (other than Parent and Acquisition Sub) or any action taken thereby, including any Take-over Bid (as defined in the Rights Plan), which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

     (n) amend, modify or terminate any insurance policy of the Company or the Subsidiaries in effect on the date hereof, except for the scheduled renewal of the Company’s current directors’ and officers’ liability insurance policy for a period of not more than one year, on the terms (including price) currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy of the Company or the Subsidiaries in effect on the date hereof in the ordinary course of business consistent with past practice;

     (o) license or commit to license or otherwise acquire or transfer any Intellectual Property or rights in or respect thereto, other than in the ordinary course; and

     (p) announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

     SECTION 5.02 Parent Approval of Dividends. The Company shall obtain the prior written agreement of Parent before declaring, setting aside, making or paying any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock.

     SECTION 5.03 Conduct by Parent and Acquisition Sub Pending the Arrangement. Each of Parent and Acquisition Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, take, or propose to take, without the prior written consent of the Company, any action to cause any of the representations or warranties set forth in Article IV to be untrue in any respect such that the condition set forth in Section 7.03(a) would not be satisfied.

     SECTION 5.04 Advice of Changes. The Company shall promptly advise Parent in writing of any material change or event occurring after the date of this Agreement that, individually or in the aggregate, has had or in the good faith judgment of the Company is reasonably likely to have a Material Adverse Effect.

ARTICLE VI

ADDITIONAL AGREEMENTS

     SECTION 6.01 Access to Information; Confidentiality. (a) Subject to applicable Law (including competition and antitrust Law), from the date of this Agreement until the Effective Time, the Company shall, and shall use all commercially reasonable efforts to cause the Subsidiaries and the respective officers, directors, employees and agents of the Company and the Subsidiaries to, afford Parent and its directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants) (collectively, “Representatives”) reasonable access, during normal business hours and upon reasonable notice by Parent, to the respective officers, employees, agents, properties, assets, offices and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent with such financial, operating and other data and information as Parent or its Representatives may reasonably request; provided, however, that the Company and the Subsidiaries may withhold any Confidential Material Contract. If any material is withheld by the Company or a Subsidiary pursuant to the proviso to the preceding sentence, the Company or such Subsidiary shall inform Parent as to the general nature of what is being withheld.

     (b) All information obtained by Parent or any other Person pursuant to this Section 6.01 shall be kept confidential in accordance with, and shall be subject to, the Confidentiality Agreement.

     SECTION 6.02 No Solicitation of Transactions. (a) The Company shall, and shall direct and cause its Representatives and the Subsidiaries and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal. The Company shall not, and shall cause the Subsidiaries not to, directly or indirectly, and the Company shall instruct and use its best efforts to cause its Representatives and the Subsidiaries’ Representatives not to, directly or indirectly, (i) encourage, solicit or initiate the submission of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) amend or waive the terms of any standstill or confidentiality agreement in effect with respect to any Person in any manner that would facilitate the making or implementation of any Acquisition Proposal.

     (b) Notwithstanding anything to the contrary in this Agreement, at any time prior to the approval of the Arrangement by the Shareholders at the Special Meeting (the “Specified Time”), the Company Board and its Representatives may (i) furnish information to any Person that has made an unsolicited bona fide written Acquisition Proposal, provided that such Person has entered into a confidentiality agreement with the Company on terms no more favorable to such Person than the Confidentiality Agreement and (ii) participate in discussions or negotiations with any Person that has made an unsolicited bona fide written Acquisition Proposal, where the Company Board has (A) in the case of each of clauses (i) and (ii) of this Section 6.02(b), determined, in its good faith judgment (after consultation with its outside legal counsel and its financial advisors), that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, and (B) in the case of clause (ii), provided written notice to Parent of its intent to participate in discussions or negotiations with such Person.

     (c) The Company Board shall not, and shall cause its Representatives and the Subsidiaries and their Representatives not to: (i) withdraw or modify, in a manner adverse to Parent or Acquisition Sub, or propose publicly to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or the Arrangement (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification, except that publicly taking a neutral position or no position with respect to an Acquisition Proposal for a period of time not in excess of 10 business days after the first public announcement of such Acquisition Proposal shall not be considered an adverse modification (such time period, an “Acquisition Proposal Assessment Period”) unless such position continues beyond the expiration of the Acquisition Proposal Assessment Period), (ii) enter into or approve any letter of intent, agreement in principle, acquisition agreement, arrangement agreement or similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.02(b)), or (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. Notwithstanding the forgoing, prior to the Specified Time, the Company Board may withdraw or modify any such recommendation with respect to this Agreement or the Arrangement and approve or recommend any Superior Proposal made or received after the date hereof and not solicited, initiated or encouraged in breach of this Agreement if the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel), that its failure to do so would be inconsistent with its fiduciary duties under applicable Law.

     (d) The Company shall promptly (within 24 hours) advise Parent, orally and in writing, of receipt by the Company of any Acquisition Proposal or any inquiry or request for information in connection with any Acquisition Proposal, and provide copies of any such Acquisition Proposal, inquiry or request, together with the material terms and conditions thereof (including any amendment thereto) and the identity of the Person making any such request, Acquisition Proposal or inquiry. The Company shall keep Parent reasonably informed of the status and the material terms and conditions (including any amendment thereto) of any such Acquisition Proposal, inquiry or request.

     (e) Nothing contained in this Section 6.02 shall prohibit the Company from making any disclosure to Shareholders, if the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel), the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board under applicable Law.

     (f) The Company may terminate this Agreement pursuant to Section 8.01(h) only if (i) the Specified Time has not occurred, (ii) the Company Board has received a Superior Proposal, (iii) in light of such Superior Proposal the Company Board shall have determined in good faith, after consultation with outside counsel, that it is necessary for the Company Board to withdraw or modify its approval or recommendation of this Agreement or approve or recommend such Superior Proposal, in order to comply with its fiduciary duty under applicable Law, (iv) the Company has notified Parent in writing of the determinations described in clause (iii) above, (v) at least three business days following receipt by Parent of the notice referred to in clause (iv) above, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (iv) above, such Superior Proposal remains a Superior Proposal and the Company Board has again made the determinations referred to in clause (iii) above, (vi) the Company is in compliance with this Section 6.02, (vii) the Company has previously paid the fee due under Section 8.02 and (viii) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal. Each successive modification of any Acquisition Proposal or Superior Proposal shall constitute a new Acquisition Proposal or Superior Proposal for purposes of Section 6.02(d) and Section 6.02(f), as applicable, and shall require independent compliance with the terms of Section 6.02(d) and Section 6.02(f), as applicable.

     SECTION 6.03 Employee Benefits Matters. During the period commencing at the Effective Time and ending on December 31, 2006, Parent shall and shall cause the Company and the Subsidiaries to (a) maintain and honor, in accordance with their terms, all employment, severance and termination contracts and agreements between individual Company Employees, on the one hand, and the Company or any Subsidiary, on the other hand, as in effect immediately prior to the Effective Time; provided, however, that nothing shall prevent Parent from terminating any such contract or agreement that is terminable in accordance with its terms, and (b) provide current and former Company Employees and the directors of the Company or any Subsidiary with benefits which in the aggregate are substantially comparable to those currently provided to such employees (other than stock options or other plans involving the issuance of securities of Parent, the Company or any Subsidiary); provided, however, that employees covered by collective bargaining agreements need not be provided with such benefits and; provided, further, that nothing herein shall obligate Parent or the Company to provide a particular type of benefit. Company Employees shall receive credit for purposes of eligibility, participation and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Parent or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent or its subsidiaries and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and the Subsidiaries in the calendar year in which the Effective Time occurs. Nothing in this Section 6.03 is intended to restrict or prohibit Parent, the Company or any Subsidiary after the Effective Time from amending, modifying or terminating any Plan, to the extent permitted under the terms of such Plan.

     SECTION 6.04 Directors’ and Officers’ Indemnification and Insurance. (a) Parent shall and shall cause the Company to honor all the Company’s and the Subsidiaries’ obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors and officers of the Company and the Subsidiaries for acts or omissions by such directors and officers occurring at or prior to the Effective Time to the extent that such obligations of the Company or any Subsidiary exist on the date of this Agreement, whether pursuant to the Articles of Incorporation or By-laws of the Company, individual indemnity agreements or otherwise, and such obligations shall survive the Arrangement and shall continue in full force and effect in accordance with the terms of such Articles of Incorporation and By-laws and such individual indemnity agreements from the Effective Time.

     (b) Parent shall cause to be maintained in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that Parent may cause to be substituted therefor policies of at least substantially comparable coverage with reputable and financially sound carriers and containing terms and conditions that in the aggregate are not less favorable) with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time; provided, however, that in satisfying their obligations under this Section 6.04(b), neither the Company nor Parent shall be obligated to pay annual premiums in excess of $1,200,000. Alternatively, the Company may, at its option, and shall, at the request of Parent, purchase, as an extension of the Company’s current insurance policies, prepaid non-cancelable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in the Company’s current insurance policies) for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, and any such policy purchased by the Company shall cover the interest of Parent in respect of its indemnification obligations under this Section 6.04, provided, however, that in exercising its option under this Section 6.04(b) the Company shall not pay more than $2,400,000 for such insurance unless Parent consents otherwise.

     (c) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such successors and assigns of the Company or, at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.04.

     (d) The Company shall not amend the By-laws of the Company after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification or exculpation thereunder for actions or omissions by such individuals at any time at or prior to the Effective Time. The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any Subsidiary at the Company’s request, it being acknowledged by the parties hereto that each director or officer of a Subsidiary is or was doing so at such request of the Company.

     SECTION 6.05 No Personal Liability. (a) No director or officer of the Parent or Acquisition Sub shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the Transactions on behalf of the Parent or Acquisition Sub.

     (b) No director or officer of the Company shall have any personal liability whatsoever to the Parent or Acquisition Sub under this Agreement, or any other document delivered in connection with the Transactions on behalf of the Company.

     SECTION 6.06 Further Action; Commercially Reasonable Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use all commercially reasonable efforts to take, or cause its subsidiaries and Representatives to take, all actions (and to refrain from taking, or to cause its subsidiaries and Representatives to refrain from taking, any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things (and to refrain from doing, or to cause its subsidiaries and Representatives to refrain from doing, any inconsistent things) necessary, proper or advisable to consummate and make effective, in a reasonably timely manner, the Arrangement and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) the obtaining of all consents, approvals or waivers from third parties in connection with the Transactions, including those the failure to obtain which would result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien (other than a Permitted Lien) on any property or asset of the parties pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Document or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, (iv) the carrying out of the terms of the Interim Order and Final Order applicable to it and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Documents; provided, however that nothing in this Section 6.06 shall require Parent or its subsidiaries to take, or Parent to agree to have Parent or its subsidiaries or the Company or the Subsidiaries take, any actions if such actions are reasonably likely, individually or in the aggregate, to have a material and adverse effect on the benefits to be received by Parent from the Transactions.

     (b) The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to Section 6.06(a), including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including providing copies of all related documents to the non-filing party and its advisors prior to filing, and, to the extent practicable, neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party. Each party shall keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Arrangement. To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority. Each of the parties shall provide to the other parties or, if competitively sensitive, such party’s external antitrust counsel, with all information it reasonably requests for purposes of obtaining the Competition Act Approval, the expiration or termination of the waiting period under the HSR Act, and all other required competition or antitrust consents and approvals.

     SECTION 6.07 Public Announcements. Except to the extent required by applicable Law or the rules or regulations of any Canadian, United States or other securities exchange or national securities quotation system, each of Parent and the Company shall each consult with the other, provide such other party the opportunity to review and comment, and, to the extent such release contains information regarding such other party, obtain the consent of such other party (such consent not to be unreasonably withheld or delayed) before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions.

     SECTION 6.08 Notice of Developments. The Company shall give prompt notice to Parent, and Parent or Acquisition Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in any Transaction Document becoming untrue or inaccurate in any respect such that the condition set forth in Section 7.02(a) or 7.03(a), as applicable, would not be satisfied or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under any Transaction Document; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Transaction Documents.

     SECTION 6.09 Resignations. The Company shall use its commercially reasonable efforts to obtain and deliver to Parent evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of each director of the Company and the Subsidiaries other than those whom Parent shall have specified in writing at least 20 business days prior to the Effective Date.

     SECTION 6.10 Company Stock Plans. As soon as reasonably practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee or other Person administering the Company Stock Plans or otherwise having the authority to do so) shall adopt such resolutions or take such other actions as may be required to:

     (a) accelerate the vesting schedule of all Equity Compensation Awards such that all such Equity Compensation Awards shall, at or immediately before the Effective Time, be fully vested;

     (b) accelerate the vesting schedule of all Employee Stock Options such that:

     (i) all Employee Stock Options issued prior to January 12, 2005 shall, at or immediately before the Effective Time, be fully vested; and

     (ii) any Employee Stock Options issued on or after January 12, 2005 shall, at or before the Effective Time, be vested as to X/365 of such Employee Stock Options, where “X” shall equal the actual number of days that have elapsed between January 12, 2005 and the Effective Date, and all such Employee Stock Options that are not vested shall be forfeited on the Effective Date for no payment; and

     (c) terminate as of the Effective Time the Company Stock Plans and the provisions in any other Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company and ensure that following the Effective Time no holder of an Employee Stock Option or any participant in any Company Stock Plan or other Plan shall have any right thereunder to acquire any capital stock of the Company.

     SECTION 6.11 Pre-Acquisition Reorganizations. The Company will agree to effect such reorganization of its business, operations and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Parent may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company, acting reasonably, (i) would require the Company to obtain the approval of the Shareholders in respect of such Pre-Acquisition Reorganization other than at the Special Meeting, (ii) would prejudice the Company’s Shareholders, (iii) would impede or materially delay the consummation of the Transactions or (iv) cannot either be completed immediately prior to or contemporaneously with the Effective Time, or cannot be reversed or unwound without adversely affecting the Company and the Subsidiaries. If the Arrangement is not

completed, Parent shall forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and the Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any costs of the Company and the Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of this Agreement at Parent’s request.

     SECTION 6.12 Proxies Received. The Company shall advise Acquisition Sub as reasonably requested, and on a daily basis on each of the last seven business days prior to the Special Meeting, as to the aggregate tally of the proxies and votes received in respect of the Special Meeting and all matters to be considered at such meeting.

     SECTION 6.13 Change of Control Agreements. The Company shall use commercially reasonable efforts to amend its existing change of control agreements in the manner contemplated by Section 6.13 of the Company Disclosure Letter.

ARTICLE VII

CONDITIONS TO THE ARRANGEMENT

     SECTION 7.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Acquisition Sub to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

     (a) Shareholder Approval. The Arrangement Resolution shall have been approved, adopted and authorized by Shareholders at the Special Meeting in accordance with the Interim Order.

     (b) Interim Order. The Interim Order shall have been granted in form and substance satisfactory to the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise.

     (c) Final Order. The Final Order shall have been granted in form and substance satisfactory to the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise.

     (d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

     (e) Governmental Approvals. The Competition Act Approval and the Investment Canada Approval shall have been obtained, the waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, and any consent, approval or waiting period under the antitrust or competition legislation of any other relevant jurisdiction applicable to the Arrangement shall have been obtained or shall have expired or been terminated, as applicable. The approvals of or notifications to, as applicable, the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry and the Israeli Investment Centre of the Israeli Ministry of Trade & Industry shall have been obtained or made. The approvals or notifications that may be required under any applicable Law of any country outside Canada and the United States shall have been obtained or made. Such compliance with and filings under applicable Environmental Laws as required in connection with the performance of the Transactions shall have been performed or made.

     SECTION 7.02 Conditions to the Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of the Company contained (i) Sections 3.01(a) and (b), 3.02, 3.03, 3.04, 3.14 and 3.15 shall be true and correct in all material respects, (ii) in the first sentence of Section 3.08 shall be true and correct and (iii) all other Sections in this Agreement shall be true and correct disregarding for this purpose all qualifications as to “Material Adverse Effect”, “material” or “materially”, except for failures to be so true and correct that, individually and in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, in the case of each of clauses (i), (ii) and (iii) as if made as of the Effective Date, except to the extent expressly made as of a specified date, in which case as of such date.

     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company at or prior to the Effective Time.

     (c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the Effective Date, signed by an officer of the Company, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 7.02(a) and 7.02(b).

     (d) Consents. The consents, approvals and waiting period expirations or terminations contemplated by Section 7.01(e) shall have been obtained without any conditions or requirements being imposed in connection therewith that are reasonably likely, individually or in the aggregate, to have a material and adverse effect on the benefits to be received by Parent from the Transactions.

     (e) Dissent. Dissent Rights shall not have been exercised with respect to more than 12.5% of the Common Shares in connection with the Arrangement.

     (f) No Injunctions. No Governmental Authority shall have instituted (or, if instituted, shall not have withdrawn) any proceeding or threatened to institute any proceeding seeking an injunction, judgment, decree or other order to prevent or prohibit consummation of the Arrangement.

     (g) Rights Plan. The Rights Plan Resolution shall have been approved and authorized by the Shareholders at the Special Meeting and the Rights Plan shall have been rescinded.

     SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of Parent and Acquisition Sub in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Acquisition Sub contained in this Agreement that are not so qualified shall be true and correct in all material aspects, in each case as if made on the Effective Date, except to the extent expressly made as of a specified date, in which case as of such date, other than for such failures to be true and correct that, individually and in the aggregate, have not and would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or otherwise prevent or materially delay Parent or Acquisition Sub from performing their respective obligations under this Agreement.

     (b) Agreements and Covenants. Parent and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent or Acquisition Sub at or prior to the Effective Time.

     (c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the Effective Date, signed by an officer of Parent, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 7.03(a) and 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.01 Termination. This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by Shareholders:

     (a) by mutual written consent of Parent and the Company duly authorized by the board of directors of Parent and the Company Board;

     (b) by either Parent or the Company if the Effective Time shall not have occurred on or before September 30, 2005; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

     (c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and nonappealable and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

     (d) by either Parent or the Company if the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Special Meeting or at any adjournment or postponement thereof in accordance with the Interim Order or by Parent if the Rights Plan Resolution shall have failed to receive the requisite vote for approval at the Special Meeting or at any adjournment or postponement thereof in accordance with the Interim Order;

     (e) by Parent if, prior to the Effective Time, the Company Board shall have (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent or Acquisition Sub its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond the Acquisition Proposal Assessment Period shall be considered an adverse modification), (ii) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal or (iii) after the end of an Acquisition Proposal Assessment Period, the Company Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Arrangement as promptly as practicable (but in any event within 10 business days) after receipt of any written request to do so from Parent;

     (f) by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.02(a) or 7.02(b) not to be satisfied and (ii) is incapable of being cured;

     (g) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Acquisition Sub set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.03(a) or 7.03(b) not to be satisfied and (ii) is incapable of being cured; or

     (h) by the Company in accordance with Section 6.02(f).

     SECTION 8.02 Effect of Termination. (a) In the event of the termination of this Agreement pursuant to Section 8.01, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision pursuant to which such termination is made, this Agreement shall be of no further force or effect, and there shall be no liability under this Agreement on the part of any party hereto after such termination (except that Sections 3.15, 4.10, 6.01(b), 8.02, 8.03 and Article IX and all related definitions set forth in Article I shall survive any such termination); provided, however, that nothing herein shall relieve any party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     (b) The Company shall pay to Parent a fee equal to $31,500,000 if:

     (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b) (but only if the Special Meeting has not been held by the date that is five business days prior to the date of termination), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such termination, and (C) within 12 months after such termination, the Company shall have entered into a definitive agreement to consummate, or shall have consummated, a Third Party Acquisition;

     (ii) (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(d), (B) after the date of this Agreement and prior to the date of the Special Meeting, an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date, and (C) within 12 months after such termination, the Company shall have entered into a definitive agreement to consummate, or shall have consummated, a Third Party Acquisition;

     (iii) Parent terminates this Agreement pursuant to Section 8.01(e); and

     (iv) Company terminates this Agreement pursuant to Section 8.01(h).

Any fee due under this Section 8.02(b) shall be paid by wire transfer of same-day funds to an account designated in writing by Parent (x) in the case of termination pursuant to clause (i) or (ii) above, within two business days after date of execution of such definitive agreement or, if earlier, consummation of such Third Party Acquisition; (y) in the case of termination pursuant to clause (iii) above, within two business days after the termination of this Agreement; and (z) in the case of termination pursuant to clause (iv) above, prior to the termination of this Agreement.

     (c) The Company shall reimburse Parent for Parent Expenses actually incurred in connection with this Agreement if this Agreement is terminated pursuant to Section 8.01(b), 8.01(d), 8.01(e) or 8.01(h) upon demand upon such termination.

     (d) Each party acknowledges and agrees that if the amounts required to be paid to Parent by the Company pursuant to Section 8.02 are paid by the Company and accepted by the Parent, the amounts so paid and accepted are in lieu of any damages or any other payment or remedy which Parent may be entitled to and shall constitute payment of liquidated damages which are a genuine estimate of the damages which Parent and Acquisition Sub will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amounts pursuant to Section 8.02 is the sole monetary remedy available to Parent and Acquisition Sub and Parent and Acquisition Sub shall not have any alternative right or remedy against the Company. Notwithstanding anything in this Section 8.02(d) to the contrary, payment by the Company and acceptance by Parent of the amounts required to be paid pursuant to Section 8.02 shall not be in lieu of any damages or any other payment or remedy available in the event of any willful or intentional breach by the Company of any of its obligations under this Agreement.

     SECTION 8.03 Expenses. Except as set forth in Section 8.02, and except that Parent and the Company shall each pay half of all antitrust and competition Law filing fees, all costs and expenses incurred in connection with this Agreement and the Arrangement shall be paid by the party incurring such costs and expenses, whether or not the Arrangement is consummated.

     SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Shareholders there shall be made no amendment that by Law requires further approval by Shareholders without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     SECTION 8.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

     SECTION 9.01 Non-Survival of Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the covenants and agreements set forth in Sections 6.03, 6.04, 6.05 and in Articles II and IX shall survive the Effective Time, and the representations, warranties, covenants and agreements set forth in Sections 3.15, 4.10, 6.01(b), 8.02, 8.03 and Article IX shall survive termination.

     SECTION 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by an internationally recognized overnight courier service (postage prepaid), by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested), to the respective parties at the following addresses (or at such other address or telecopy number for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Acquisition Sub:

Eastman Kodak Company
343 State Street
Rochester, NY 14650
USA
Telephone: (585) 724-4332
Telecopy: (585) 724-9549
Attention: General Counsel
with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
USA
Telephone: (212) 558-4000
Telecopy: (212) 558-3588
Attention: Stephen M. Kotran
and to:
Osler, Hoskin & Harcourt LLP
PO Box 50
1 First Canadian Place
Toronto, ON M5X 1B8
CANADA
Telephone: (416) 362-2111
Telecopy: (416) 862-6666
Attention: Donald C. Ross

if to the Company:

Creo Inc.
3700 Gilmore Way
Burnaby, BC V5G 4M1
CANADA
Telephone: (604) 451-2700
Telecopy: (604) 437-9891
Attention: General Counsel

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
USA
Telecopy: (212) 474-3700
Attention: John T. Gaffney

and to:

Stikeman Elliott LLP
Suite 1700
666 Burrard Street
Vancouver, BC V6C 2X8
CANADA
Telecopy: (604) 631-1300
Attention: John E. Stark

     SECTION 9.03 No Other Warranties. The parties do not rely on and have not been induced to enter into this Agreement on the basis of any representations, warranties, covenants, undertakings, indemnities or other statements whatsoever other than the representations and warranties contained in this Agreement.

     SECTION 9.04 Separate Warranties. Each of the representations and warranties contained in this Agreement shall be construed as a separate and independent representation and warranty and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other representation or warranty or any other term of this Agreement.

     SECTION 9.05 Entire Agreement. This Agreement and the Confidentiality Agreement set out the entire agreement between the parties hereto in relation to the subject matter hereof and thereof and, except in the case of fraud, supersede any previous written or oral agreements, understandings, undertakings, representations, warranties and arrangements of any nature between the parties in relation to the matters set forth in this Agreement. Without prejudice to the generality of the foregoing, Parent and Acquisition Sub acknowledge and agree that, except as expressly set forth in this Agreement, no representation, warranty or other assurance has been given by the Company in respect of any projection, forecast or other forward-looking information.

     SECTION 9.06 Remedies and Waivers. (a) No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement or any other documents referred to herein shall affect that right, power or remedy or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies (express or implied) provided by common law, statute, custom or otherwise.

     (b) The parties agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 9.07 Assignment. This Agreement is personal to the parties to it. Accordingly, neither Parent nor Acquisition Sub on the one hand nor the Company on the other hand may, without the prior written consent of the other, assign, hold in trust or otherwise transfer the benefit of all or any of the other’s obligations under this Agreement, or any benefit arising under or out of this Agreement; provided, however, that the Acquisition Sub may assign any of or all its rights, interests and obligations under this Agreement to Parent or any direct or indirect wholly-owned subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Acquisition Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 9.08 Third Party Rights. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns; provided, however, that (a) the provisions in Article II above concerning payment of the Consideration are intended for the benefit of Shareholders and (b) the provisions in Section 6.04 above concerning insurance and indemnification and the provisions of Section 6.05 above concerning personal liability are intended for the benefit of the individuals specified therein and their respective legal representatives.

     SECTION 9.09 Time of Essence. Except as otherwise expressly provided in this Agreement, time is of the essence in this Agreement, both in respect of any dates and periods mentioned and in respect of any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

     SECTION 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

     SECTION 9.11 Governing Law and Submission to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the province of Ontario and the federal Laws of Canada applicable therein. The parties hereto hereby submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

     SECTION 9.12 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.12.

     SECTION 9.13 Appointment of Process Agent. The parties hereto irrevocably appoint the Persons named below as their respective agents to accept service of process in Toronto in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the relevant party:

for Parent and Acquisition Sub:

Osler, Hoskin & Harcourt LLP
PO Box 50
1 First Canadian Place
Toronto, ON M5X 1B8
CANADA
Telecopy: (416) 862-6666
Attention: Donald C. Ross

for the Company:

Stikeman Elliott LLP
199 Bay Street
Suite 5300
Commerce Court West
Toronto, ON M5L 1B9
CANADA
Telecopy: (416) 947-0866
Attention: John Ciardullo

     Each party hereto shall inform each other party in writing of any change in the address of its process agent within 28 calendar days of such change. If such process agent ceases to be able to act as such or to have an address in Toronto, the relevant party irrevocably agrees to appoint a new process agent in Toronto acceptable to the other parties and to deliver to the other parties within 14 calendar days of receipt by the appointing party of written acceptance of such appointment a copy of a written acceptance of appointment by the new process agent. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by Law.

     SECTION 9.14 Binding Effect. This Agreement shall be binding upon and enure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

     SECTION 9.15 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

     IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed on the date first written above by their respective officers thereunto duly authorized.

EASTMAN KODAK COMPANY

By:	/s/ David G. Monderer

Name: David G. Monderer
Title: Vice President

4284488 CANADA INC.

By:	/s/ David G. Monderer

Name: David G. Monderer
Title: President

CREO INC.

By:	/s/ Amos Michelson

Name: Amos Michelson
Title: Chief Executive Officer

By:	/s/ Mark Dance

Name: Mark Dance
Title: Chief Financial Officer/
Chief Operating Officer

EXHIBIT A

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

INTERPRETATION

1.1 Definitions

     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Acquisition Sub” means 4284488 Canada Inc., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent;

“affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, unless otherwise expressly stated herein;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.04 of the Arrangement Agreement or Article 5 hereof;

“Arrangement Agreement” means the agreement dated January 30, 2005 among the Parent, Acquisition Sub and the Company, as amended in accordance with Section 8.04 thereof, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

“Business Day” means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in Vancouver, British Columbia, Toronto, Ontario or the City of New York, United States of America;

“CBCA” means the Canada Business Corporations Act, as amended;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Circular” means the notice of the Special Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by the Company to Shareholders in connection with the Special Meeting;

“Common Shares” means the common shares, without par value, in the capital of the Company;

“Company” means Creo Inc., a corporation continued under the CBCA;

“Company Stock Plans” means, collectively, the Company’s Amended and Restated Stock Option Plan, the Company’s 2004 Employee Equity Award Plan and the Company’s 2004 Qualified Directors’ Equity Award Plan;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in section 3.1;

“Dissenting Holder” means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Employee Stock Option” means any option to purchase Common Shares granted under any Company Stock Plan;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Authority” means any federal, national, supranational, provincial, regional, municipal, state, local or foreign government, governmental, regulatory or administrative authority, agency, bureau, department, instrumentality or commission or any court, tribunal, board, authority or judicial or arbitral body of competent jurisdiction;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Special Meeting, as such order may be amended, as contemplated by section 2.02 of the Arrangement Agreement;

“ITA” means the Income Tax Act (Canada), as amended;

“Letter of Transmittal” means the letter of transmittal forwarded by the Company to Shareholders in connection with the Arrangement, in form accompanying the Circular;

“Mailing Date” means the date of mailing of the Circular to Shareholders;

“Notice of Dissent” means a notice given in respect of the exercise of Dissent Rights as contemplated in the Interim Order and as described in Article 3;

“Optionholders” means the holders of Employee Stock Options;

“Parent” means Eastman Kodak Company, a corporation existing under the laws of the State of New Jersey;

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

“Shareholders” means the holders of Common Shares whose names appear in the register of holders of Common Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Common Shares; and

“Special Meeting” means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order.

1.2 Interpretation Not Affected by Headings, Etc.

     The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to “Article” or “section” followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms “this Plan of

Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3 Rules of Construction

     In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4 Date of Any Action

     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Time

     Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6 Currency

     Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of United States.

1.7 Statutes

     Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

ARTICLE 2
ARRANGEMENT

2.1 Arrangement Agreement

     This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2 Binding Effect

     This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) the Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Common Shares and (iv) all registered and beneficial owners of Employee Stock Options.

2.3 Arrangement

     Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality, in each case effective at the Effective Time:

(a)	each Common Share outstanding at the Effective Time and held by a Shareholder other than (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Common Shares held by such Dissenting Holder or (ii) the Parent, Acquisition Sub or any affiliate thereof (which shall not be exchanged under the Arrangement and shall remain outstanding as a Common Share held by the Parent, Acquisition Sub or any affiliate thereof), shall be transferred to Acquisition Sub in exchange for $16.50 per Common Share in cash;

(b)	the names of the holders of the Common Shares transferred to Acquisition Sub shall be removed from the applicable registers of holders of Common Shares and Acquisition Sub shall be recorded as the registered holder of the Common Shares so acquired and shall be deemed the legal and beneficial owner thereof;

(c)	all Employee Stock Options that have not been duly exercised prior to the Effective Time shall be canceled; and

(d)	the Company Stock Plans shall be terminated.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

     (a) Shareholders may exercise pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 the right of dissent in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order (the “Dissent Rights”) and holders who duly exercise such Dissent Rights and who:

     (i) are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in section 2.3(a) in exchange for the fair value of such Common Shares; or

     (ii) are ultimately not entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

     (b) In no circumstances shall the Company, Acquisition Sub or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Common Shares in respect of which such rights are sought to be exercised.

     (c) For greater certainty, in no case shall Parent, Acquisition Sub, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares after the Effective Time, and the names of such Dissenting Holders shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in sections 2.3(a) and (b) occur.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Exchange of Certificates for Cash

     (a) At or before the Effective Time, Acquisition Sub shall deposit sufficient cash with the Depositary for the benefit of Shareholders to give effect to this Plan of Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, the cash which such Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to section 4.3 and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

     (b) Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this section 4.1, less any amounts withheld pursuant to section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Company, the Parent or Acquisition Sub. On such date, all Common Shares to which the former holder of such certificate was entitled shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled shall be deemed to have been surrendered to the Parent.

4.2 Lost Certificates

     In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquisition Sub and the Depositary in such sum as Acquisition Sub may direct, or otherwise indemnify Acquisition Sub and the Company in a manner satisfactory to Acquisition Sub and the Company, against any claim that may be made against Acquisition Sub and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

     The Company, Acquisition Sub, Parent and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder such amounts as the Company, Acquisition Sub, Parent or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Common Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a)	The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Special Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Special Meeting (provided that the Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the

Persons voting at the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting shall be effective only if (i) it is consented to by each of the Company, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

ARTICLE 6
FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

EXHIBIT B

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION FOR CONSIDERATION AT THE SPECIAL MEETING
OF SECURITYHOLDERS OF
CREO INC.
(the “Company”)

BE IT RESOLVED, as a special resolution, THAT:

1. The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Company, as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended) be and is hereby authorized, approved and adopted.

2. The plan of Arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Exhibit A to the Arrangement Agreement made as of January 30, 2005 between Eastman Kodak Company, 4284488 Canada Inc. and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be or may have been amended, is hereby approved and adopted.

3. The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company be and are hereby authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or the Plan of Arrangement.

5. Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to or file with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6. Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT C

RIGHTS PLAN RESOLUTION

RESOLUTION FOR CONSIDERATION AT THE SPECIAL MEETING OF
SECURITYHOLDERS OF
CREO INC.
(the “Company”)

BE IT RESOLVED THAT:

1. The Company be and is hereby authorized, pursuant to Section 5.4(b) of the Shareholder Rights Plan Agreement dated as of November 13, 2002 (the “Rights Plan”) between the Company and Computershare Trust Company of Canada (as Rights Agent), to waive the application of the Rights Plan to the acquisition of common shares of the Company pursuant to the Arrangement Agreement dated January 30, 2005 between Eastman Kodak Company, 4284488 Canada Inc. and the Company, as such Arrangement Agreement may be amended or restated from time to time (the “Arrangement Agreement”) and, for greater certainty, any transactions contemplated by the Arrangement Agreement, shall be deemed not to trigger a Separation Event or a Flip-In Event (as those terms are defined in the Rights Plan).

2. The rescission of the Rights Plan, and all of the provisions thereof, immediately prior to the effective time, is hereby consented to and approved.

3. Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments and the taking of any such actions.

APPENDIX B

Merrill Lynch Canada Inc.

BCE Place
181 Bay Street, Suite 400
Toronto, Ontario
M5J 2V8

January 30, 2005

Special Committee of the Board of Directors	Board of Directors
Creo Inc.	Creo Inc.
3700 Gilmore Way	3700 Gilmore Way
Burnaby, British Columbia	Burnaby, British Columbia
V5G 4M1	V5G 4M1

Attention: Mr. Kenneth A. Spencer
                   Chairman of the Special Committee of the Board of Directors

Members of the Special Committee of the Board and the Board of Directors:

     Creo Inc. (the “Company”) and Eastman Kodak Company (the “Acquiror”) propose to enter into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Acquiror will indirectly, through a wholly-owned subsidiary, acquire all of the outstanding common shares of the Company (the “Company Shares”) for US$16.50 per share in cash (the “Consideration”) through a court-approved plan of arrangement (the “Transaction”). The Acquiror also proposes to enter into agreements (the “Support Agreements”) with certain holders of Company Shares (collectively, the “Selling Shareholders”) under which the Selling Shareholders would irrevocably and unconditionally agree to vote their Company Shares in favour of the Transaction.

     You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

     In arriving at the opinion set forth below, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

(4)	reviewed the results of operations of the Company and compared them with those of certain other publicly traded companies that we deemed to be relevant;

(5)	advised and assisted the Company in a process that involved a review of strategic alternatives pursuant to a public announcement by the Company on October 15, 2004 that it had formed a Special Committee of the Board of Directors in that regard, and which included a solicitation and consideration of offers regarding a purchase of all of the Company Shares or a substantial portion of the Company’s business from a broad range of potential purchasers, including companies operating businesses similar to those carried on by the Company as well as financial buyers, and conducting discussions with certain potential purchasers, with a view to maximizing the value of the consideration to be paid for the Company Shares;

(6)	participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors;

(7)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(8)	reviewed drafts dated January 30, 2005 of the Arrangement Agreement and the form of Support Agreement; and

(9)	reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not conducted any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final forms of the Arrangement Agreement and the Support Agreements will not vary from the last drafts reviewed by us in any material respect.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the completion of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory and financing services to the Company and the Acquiror and/or its affiliates and will continue to do so and have received, and will receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of both the Special Committee of the Board and the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

     We are not expressing any opinion herein as to the prices at which the Company Shares will trade following the announcement of the Transaction.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

Very truly yours,

MERRILL LYNCH CANADA INC.

APPENDIX C

Right to dissent

     190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

     (2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

     (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

     (3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

     (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

     (5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the. purpose of the meeting and of their right to dissent.

Notice of resolution

     (6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

     (7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

     (a) the shareholder’s name and address;

     (b) the number and class of shares in respect of which the shareholder dissents; and

     (c) a demand for payment of the fair value of such shares.

Share certificate

     (8) A dissenting shareholder shall, within thirty days after sending a notice under subsection

     (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

     (9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a; claim under this section.

Endorsing certificate

     (10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

     (11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

     (12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

     (13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

     (14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

     (15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

     (16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

     (17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

     (18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

     (19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

     (20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

     (21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

     (22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

     (23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

     (24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

     (25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

     (26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94,134(F), 135(E).

APPENDIX D

Court File No. 05-CL-5792

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE MADAM	)	TUESDAY, THE 22nd
JUSTICE GREER	)
	)	DAY OF FEBRUARY, 2005

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed Plan of Arrangement respecting Creo Inc.

CREO INC.	Applicant
INTERIM ORDER

     THIS MOTION, made by the applicant, Creo Inc. (“Creo”), for an Interim Order for advice and directions under subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) in connection with an arrangement under section 192 of the CBCA, was heard this day at Toronto, Ontario.

     UPON READING the Notice of Application, the Notice of Motion, the Affidavit of Paul Kacir, sworn on February 17,2005 and the exhibits attached thereto (collectively, the “Affidavit”) and on hearing submissions of counsel for Creo, counsel for Eastman Kodak Company (“Kodak”) and 4284488 Canada Inc. (“Subco”) and no one appearing for the Director appointed under the CBCA (the “Director”), although duly served, and the Director stating that he need not appear,

     THE COURT makes the within Order under subsection 192(4) of the CBCA and the Rules of Civil Procedure.

DEFINITIONS

1. THIS COURT ORDERS THAT, as used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Annual and Special Meeting of Shareholders (the “Notice”) and accompanying management proxy circular of Creo (the “Circular”), attached as Exhibit “A” to the Affidavit (including the respective meanings set out in the Arrangement Agreement that is attached as Appendix “A” to the Circular and the Plan of Arrangement that is attached as Exhibit “A” to the Arrangement Agreement).

SPECIAL MEETING

2. THIS COURT ORDERS THAT Creo is authorized and directed to call, hold and conduct an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares in the capital of Creo (“Creo Common Shares”) to be held on Tuesday, March 29, 2005 at 9:00 a.m. (Vancouver time) at the Hilton Vancouver Metrotown Hotel to: a) consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement substantially as contemplated in the Plan of Arrangement (the “Arrangement”), a draft of which resolution is attached as Exhibit “B” to the Arrangement Agreement; and b) transact such business as may properly come before the Meeting.

3. THIS COURT ORDERS THAT the Meeting shall be called, held and conducted in accordance with the CBCA, the Notice, the articles and by-laws of Creo and applicable securities laws, subject to what may be provided hereafter and subject to this Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

AMENDMENTS

4. THIS COURT ORDERS THAT Creo is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to the Shareholders. The Arrangement as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5. THIS COURT ORDERS THAT notwithstanding the provisions of the CBCA and the by-laws of Creo, the Board of Directors of Creo by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, subject to the Arrangement Agreement. Notice of any such adjournment shall be given by press release, newspaper advertisement, or by notice sent to the Shareholders by one of the methods specified in paragraph 7(a) of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Creo.

RECORD DATE

6. THIS COURT ORDERS THAT the record date (the “Record Date”) for determining Shareholders entitled to receive the Notice, the Circular and the forms of proxy for use by the Shareholders (collectively, the “Meeting Materials”) shall be the close of business (Vancouver time) on February 14,2005, as previously approved by the Board of Directors of Creo and published by Creo.

NOTICE OF SPECIAL MEETING

7. THIS COURT ORDERS THAT the Meeting Materials, with such amendments or additional documents as counsel for Creo may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)	the Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, and the date of the Meeting, by one or more of the following methods:

(i)	by first class prepaid mail, addressed to the Shareholder at his, her or its address as it appears on the applicable security registers of Creo as at the Record Date; or

(ii)	in the case of non-registered Shareholders, by providing, at least four business days before the twenty-first day prior to the Meeting, multiple copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to non-registered Shareholders; or

(iii)	by delivery, in person or by recognized courier service, to the addresses specified in paragraph 7(a)(i) above;

(b)	the directors and auditors of Creo and the Director by mailing the Meeting Materials by prepaid ordinary mail to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting; and

(c)	the Toronto Stock Exchange Inc. by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval at least twenty-one (21) days prior to the date of the Meeting, excluding the date of filing and the date of the Meeting;

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting

8. THIS COURT ORDERS THAT the Meeting Materials shall not be sent to registered holders of Creo Common Shares where mail previously sent to such holders by Creo or its registrar and transfer agent has been returned to Creo or its registrar and transfer agent on at least two previous consecutive occasions.

9. THIS COURT ORDERS THAT the Circular with such amendments or additional documents as counsel for Creo may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order (collectively the “Option Materials”), shall be sent to holders of Options by either first class prepaid mail, by expedited parcel post or by courier (at their addresses as they appear on the books and records of Creo as of the Record Date), or by delivery in person, not later than twenty-one (21) days before the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application and the hearing in respect of the Application upon such persons. The holders of Options are hereby made parties to this proceeding.

10. THIS COURT ORDERS THAT accidental failure of or omission by Creo to give notice to any one or more Shareholders or holders of Options, or the non- receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Creo (including, without limitation, any inability to use postal services) shall not constitute a breach of the Interim Order or, in relation to notice to Shareholders, a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Creo, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11. THIS COURT ORDERS THAT the Meeting Materials and the Option Materials shall be deemed for the purposes of this Interim Order to have been received,

(a)	in the case of mailing, three (3) days after delivery thereof to the post office;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)	in the case of advertisement, at the time of publication of the advertisement;

(d)	in the case of electronic filing, upon the transmission thereof; and

(e)	in the case of non-registered Creo Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

12. THIS COURT ORDERS THAT notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials or the Option Materials may be communicated to the Shareholders and holders of Options by press release, newspaper advertisement or, by notice sent to the Shareholders or holders of Options by any of the means set forth in paragraphs 7(a) and 9, as determined to be the most appropriate method of communication by the Board of Directors of Creo.

PERMITTED ATTENDEES

13. THIS COURT ORDERS THAT the only persons entitled to attend the Meeting shall be:

(a)	the registered holders of Common Shares or their respective proxyholders;

(b)	Creo directors, officers, auditors and advisors;

(c)	representatives of 4284488 Canada Inc. (“Subco”) and its parent, Eastman Kodak Company (“Kodak”), and any of their subsidiaries or affiliates;

(d)	the Director; and

(e)	other persons with the permission of the Chair of the Special Meeting;

and that the only persons entitled to vote at the Meeting shall be the Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SOLICITATION OF PROXIES

14. THIS COURT ORDERS THAT Creo is authorized to use the form of proxy for Shareholders, in substantially the same form as is attached as Exhibit “B” to the Affidavit, subject to Creo’s ability to insert dates and other relevant information in the final form of proxy and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. Creo is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

15. THIS COURT ORDERS THAT the procedures for the use of proxies at the Meeting shall be as set out in the Circular.

16. THIS COURT ORDERS THAT Creo may in its discretion with the consent of Kodak generally waive the time limits for the deposit of proxies by Shareholders, if Creo deems it advisable to do so, such waiver to be endorsed by the initials thereon of the Chair of the Meeting.

QUORUM AND VOTING

17. THIS COURT ORDERS THAT the votes taken at the Meeting shall be taken on the basis of one (1) vote per Creo Common Share and subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66 2/3% of the total votes cast by the Shareholders, voting as a single class, present in person or by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective votes and abstentions).

18. THIS COURT ORDERS THAT a quorum at the Meeting shall be not less than two Shareholders present in person or by proxy and entitled to vote at such Meeting and holding or representing by proxy not less than 33 1/3% of the outstanding Creo Common Shares carrying voting rights at the Meeting; provided that, if a quorum is not reached at the opening of the Meeting, the Meeting shall stand adjourned to be reconvened without further notice on a day which is not more than thirty (30) days later, as determined by the Chair of the Meeting.

SCRUTINEERS

19. THIS COURT ORDERS THAT the scrutineers for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose). The duties of the scrutineers shall extend to:

(a)	invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)	reporting to the Chair on the quorum of the Meeting;

(c)	reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d)	providing to Creo and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

20. THIS COURT ORDERS THAT registered holders of Creo Common Shares may exercise Dissent Rights with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the terms of the Plan of Arrangement and this Interim Order, including that:

(a)	notwithstanding the provisions of subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Creo c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Stock Transfer Client Services, prior to 5:00 p.m. (Toronto Time) on March 24; and

(b)	the fair value of the Creo Common Shares held by any Dissenting Shareholder, referred to in subsection 190(3) of the CBCA, shall be determined as of the day before the day the Arrangement Resolution is adopted. For purposes of these proceedings, the “Court” referred to in section 190 of the CBCA means this Honourable Court.

SERVICE AND NOTICE OF APPLICATION FOR FINAL ORDER

21. THIS COURT ORDERS THAT Creo shall include in the Meeting Materials and in the Option Materials, when sent in accordance with paragraphs 7 and 9 of this Interim Order, a copy of the Notice of Application to Court for Final Order herein and this Interim Order (collectively, the “Court Materials”), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraphs 7 and 11 of this Interim Order, whether such persons reside within Ontario or within another jurisdiction.

22. THIS COURT ORDERS THAT the persons entitled to appear at any hearing to sanction and approve the Arrangement, and to appear and to be heard thereon, shall be only:

(a)	the Applicant, Kodak, Subco and the Director; and

(b)	persons who have served and filed a Notice of Appearance herein in accordance with the Rules of Civil Procedure and paragraph 24 of this Interim Order.

23. THIS COURT ORDERS THAT, the sending of the Meeting Materials and the Option Materials in the manner contemplated by paragraphs 7 and 9 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings unless a Notice of Appearance and supporting materials are served in accordance with the Rules of Civil Procedure on the Applicant’s solicitors no less than 5 days before the hearing of the Application.

SANCTION HEARING

24. THIS COURT ORDERS THAT, upon the approval by the Shareholders of the Arrangement, in the manner set forth in this Interim Order, Creo may apply to this Court for an Order approving the Arrangement (the “Final Order”) and that the hearing for approval of the Arrangement will be on April 1, 2005 at 10:00 a.m. (Toronto Time) at the Courthouse at 393 University Avenue, Toronto, Ontario or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

25. THIS COURT ORDERS THAT in the event that the hearing of the application for the Final Order on April 1, 2005 is adjourned, then only those persons who filed and delivered a Notice of Appearance in accordance with paragraph 23 herein need be served and provided with notice of the adjourned hearing date.

PRECEDENCE

26. THIS COURT ORDERS THAT to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the articles or by-laws of Creo, this Interim Order shall govern.

VARIANCE

27. THIS COURT ORDERS THAT Creo shall be entitled, at any time, to seek leave to vary this Interim Order.

/s/ SUSAN. E. GREER. J.

ENTERED AT / INSCRIT A TORONTO
ON/BOOK NO:
LE/ DANS LE REGISTRE NO.:

FEB 22 2005

PER/PAR

IN THE MATTER OF an application under section	AND IN THE MATTER OF a proposed	Court File No: 05-CL-5792
192 of the Canada Business Corporations Act, R.S.C.	Plan of Arrangement respecting
1985, c. C-44, as amended, and Rules 14.05(2) and	CREO INC.
14.05(3)(f) of the Rules of Civil Procedure	Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
Proceeding commenced at Toronto

INTERIM ORDER

Stikeman Elliott LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Elizabeth Pillon
Tel: (416) 869-5623
Fax: (416) 947-0866

Solicitors for the Applicants

Feb 22/0

IN THE MATTER OF an application under section	AND IN THE MATTER OF a proposed Plan of	Court File No. 05-CL-5752
192 of the Canada Business Corporations Act, R.S.C.	Arrangement respecting CREO INC.
1985, c. C-44, as amended, and Rules 14.05(2) and	Applicant
14.05(3)(f) of the Rules of Civil Procedure

Feb. 22/5	ONTARIO
Ms. Pillon for G Ms. Fric	SUPERIOR COURT OF JUSTICE
for Kodak Interim Order to	(COMMERCIAL LIST)
come as signed by me.
SUSAN E. GREER J.	Proceeding commenced at Toronto

MOTION RECORD (Motion Returnable February 22, 2005)

Stikeman Elliott LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street, P.O. Box 85
Toronto, Canada M5L 1B9

Elizabeth Pillon LSUC #35638M
Tel: (416) 869-5623
Fax: (416) 947-0866

Solicitors for the Applicant

APPENDIX E

Court File No. 05-01-5752.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed Plan of Arrangement respecting Creo Inc.

CREO INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

     A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

     THIS APPLICATION will come on for a hearing on April 1, 2005, at 10:00 a.m., at 393 University Avenue, Toronto, Ontario.

     IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date February 18, 2005	Issued by	(ILLEGIBLE)

Local registrar

	Address of	393 University Avenue
	court office	10th Floor
Toronto, Ontario M5G 1E6

TO:	OSLER, HOSKIN & HARCOURT LLP
Barristers and Solicitors
1-First Canadian Place, 63rd Floor
PO Box 50 Stn 1st Can Place
Toronto, Ontario M5X 1B8

Attention: Larry P. Lowenstein/Laura K. Fric
Tel: (416) 862-6454/5899 LSUC#36545Q
Fax: (416) 862-6666

Solicitors for Eastman Kodak Company and 4284488 Canada Inc.

AND TO:	DIRECTOR under the Canada Business Corporations Act
Corporations Directorate
Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Attention: Christopher Burrell

Tel: (613) 941-4550
Fax: (613) 941-5781

AND TO:	ALL HOLDERS OF COMMON SHARES OF CREO INC.

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF CREO INC.

AND TO:	THE DIRECTORS OF CREO INC.

AND TO:	THE AUDITORS OF CREO INC.

APPLICATION

1.	The applicant makes application for:

a)	an interim order (the “Interim Order”) for advice and directions under subsection 192(4) of the Canada Business Corporations Act, R.S.C. c. C-44, as amended (“CBCA”);

b)	a final order (the “Final Order”) under section 192 of the CBCA approving the plan of arrangement (the “Arrangement”) proposed under the terms of an arrangement agreement dated January 30, 2005, between the applicant, Creo Inc. (“Creo”), Eastman Kodak Company (“Kodak”) and 4284488 Canada Inc. (“Subco”);

c)	an order for abridged or abbreviated service, if necessary, on the Director under the CBCA; and

d)	such further and other relief as to this Honourable Court seems just.

2.	The grounds for the application are:

a)	Creo is a corporation governed by the CBCA, and it common shares are listed and trade on the TSX;

b)	Creo wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

c)	in these circumstances, Creo may apply to the Court for an order approving a proposed arrangement;

d)	under the Arrangement, Subco, a wholly-owned subsidiary of Kodak, will acquire all of the outstanding common shares of Creo;

e)	the Arrangement, is in the best interests of, and is fair and reasonable to, the shareholders of Creo;

f)	the Arrangement will not prejudice the creditors of Creo;

g)	it is impracticable to effect the transaction involving Creo and Kodak in any corporate structure other than an arrangement under section 192 of the CBCA;

h)	Creo is a solvent corporation within the meaning of the CBCA;

i)	a copy of the Notice of Application and Interim Order will be sent to all holders of common shares, and options to buy common shares of Creo;

j)	certain holders of common shares and options to buy common shares of Creo are resident outside Ontario and will be served with the Notice of Application pursuant to Rules 17.02(n) and (o) of the Rules of Civil Procedure and/or as this Honourable Court may direct in an Interim Order;

k)	section 192 of the CBCA;

l)	Rules 3.02, 14.05(2), 14.05(3)(f) and 17.02(n) and (o) of the Rules of Civil Procedure; and

m)	such further and other grounds as counsel, may advise and this Honourable Court may permit.

3.	The following documentary evidence will be used at the hearing of the application:

a)	The Affidavit of Paul Kacir, to be sworn, and the exhibits thereto;

b)	A further affidavit, to be sworn following the annual and special meeting, and the exhibits thereto; and .

c)	Such further and other material as counsel may provide and this Honourable Court may permit.

February 18, 2005	Stikeman elliott llp
Barristers & Solicitors
Commerce Court West
53rd Floor, P.O. Box 85
Toronto, Canada M5L 1B9

Elizabeth Pillon LSUC # 35638M

Tel: (416) 869-5623
Fax: (416) 947-0866

Solicitors for the Applicant

IN THE MATTER OF an application under section	AND IN THE MATTER OF a proposed Plan of	Court File No. 05-CL-5752.
192 of the Canada Business Corporations Act, R.S.C.	Arrangement respecting CREO INC.
1985, c. C-44, as amended, and Rules 14.05(2) and	Applicant
14.05(3)(f) of the Rules of Civil Procedure

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
Proceeding commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN Elliott LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street, P.O. Box 85
Toronto, Canada M5L 1B9

Elizabeth Pillon LSUC #35638M
Tel: (416) 869-5623
Fax: (416) 947-0866

Solicitors for the Applicant

APPENDIX F

TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

TSX Guidelines	Does Creo Comply?	Comments

1. The board should explicitly assume responsibility for stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company in accordance with (a) the Canada Business Corporations Act (b) the Company’s articles of incorporation and by-laws; (c) the Company’s code of conduct; (d) the charters and mandates of the Board and the Board committees; and (e) other applicable laws and Company policies. The Board or an authorized committee thereof approves all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results. Copies of the Company’s Code of Conduct and charters and mandates of the Board and its committees can be found on the Company’s web site at www.Creo.com and in Appendix G and H to this Circular.

(a) the adoption of a strategic planning process;	Yes	The Board maintains oversight of Management’s strategic planning initiatives. Annually, the Board reviews and approves a five year strategic plan. The Board also conducts annual and quarterly budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate Board approval prior to implementation.

(b) the identification of the principal risks of Creo’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board and the committees thereof receive quarterly progress and financial reports from Management on key risks of the Company, with detailed reviews of different risk areas rotated through each quarterly meeting in both the general Board meetings and the Audit Committee meetings. The Audit Committee meets regularly to review reports and discuss significant risk areas with the internal and external auditors. The Board, through the Audit Committee, ensures that the Company adopts risk management policies.

(c) succession in place to planning, including appointing, training and monitoring senior management;	Yes	The Board, through its Compensation, Nominating and Corporate Governance Committee (the “CNG Committee”), is responsible for appointing senior management, monitoring their performance and approving senior management compensation. The CNG Committee also ensures that processes are

TSX Guidelines	Does Creo Comply?	Comments

recruit senior managers and to train, develop and retain them. The Board supports Management’s commitment to training and developing all employees. The CNG Committee is responsible for ` succession planning for the Senior Executive Officers.

(d) a communications policy for Creo; and	Yes	The Board periodically reviews the arrangements initiated by Management, under the general supervision of the Chief Financial Officer, to ensure effective communication with its stakeholders and the public. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the company’s communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls. Shareholders can provide feedback to the company in a number of ways, including by telephone or e-mail.

(e) integrity of Creo’s internal control and management information systems.	Yes	The Board, through its Audit Committee, reviews compliance with financial reporting obligations, applicable accounting principles and Creo’s internal control processes and management information systems. The Audit Committee consults with the internal auditor and Management of the company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the company’s internal control processes and management information systems.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated
	Yes	Of the ten Board members, only Amos Michelson, the CEO of the Company and Mark Dance, the CFO and COO of the Company, are related directors and are not “independent” as defined under applicable requirements of NASDAQ and US securities regulations. The Company does not have a significant shareholder.

TSX Guidelines	Does Creo Comply?	Comments

director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

3. The application of the definition of “unrelated director’’ to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.
	Yes	The Board is responsible for determining whether or not each director is an unrelated director under the TSX Governance Guidelines or independent in relation to applicable requirements of NASDAQ and US securities regulations. To do this, the Board analyzes all of the financial, contractual and other relationships of each director and their associates and affiliates with the Company and its subsidiaries, and an assessment of the materiality of any such relationships and the effect, if any, on the independence of each individual director. The majority of directors are unrelated to the Company and are independent. Amos Michelson is a related director and is not independent because of his position as the CEO of the Company. Mark Dance is a related director and is not independent because of his position as the CFO and COO of the Company. Mr. Spencer has been retired from his former position as CEO of Creo for nine years and has not had any association with the Company other than his role as director, and accordingly Mr. Spencer is considered independent under NASDAQ rules. The other eight directors are unrelated directors and are independent. Other than Messrs. Michelson and Dance, none of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company other than as directors. More information about each director, including attendance at Board meetings and other directorships, can be found on pages 32 — 37 and 51 — 55 of this Circular.

TSX Guidelines	Does Creo Comply?	Comments

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
	Yes	The CNG Committee is responsible for proposing new nominees to the Board. All its members are non-management, unrelated directors who are also considered independent directors under the NASDAQ rules.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
	Yes	The CNG Committee evaluates the effectiveness of the Board, committees and individual directors. The CNG Committee surveys directors to provide feedback on the effectiveness of the Board. The CNG Committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and Management and the strategic direction and processes of the Board and committees. The Committee recommends changes to enhance the performance of the Board based on the survey feedback effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Company has a “Directors’ Policy Manual” for the orientation and education of current and new directors. Senior management makes regular presentations to the Board on the main areas of the Company’s business. Directors are encouraged to meet regularly with Management and are invited to tour the Company’s various facilities.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
	Yes	The CNG Committee reviews the composition and size of the Board. It has been determined that the Board should be in the range of 8 to 12 members and that this size is appropriate for a company of our size and complexity. This number of directors permits the Board to operate in a prudent and efficient manner and facilitates more effective decision-making.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the	Yes	The CNG Committee reviews directors’ compensation once a year. To make its recommendation on directors’ compensation, the CNG Committee takes into account the types of compensation and the amounts paid to directors of

TSX Guidelines	Does Creo Comply?	Comments

responsibilities and risk involved in being an effective director.		comparable publicly traded Canadian companies and the responsibilities and risk involved in being an effective director. Non-management directors may receive their compensation in the form of common shares, stock options, cash or a combination of these. See page 48 of this Circular for information about the compensation received by the directors in 2004.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated		The Board has appointed three committees:
directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	the Audit Committee the CNG Committee

the Special Committee All members of these committees are non-management and unrelated directors. See pages 52 — 53 of this Circular for a description of the Company’s committees.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to the TSX governance guidelines.
	Yes	The CNG Committee is responsible for reviewing the overall governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the statement of corporate governance practices included in the Company’s Circular. This committee monitors best practices among major Canadian companies to ensure the Company continues to carry out high standards of corporate governance.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.
	Yes	The CNG Committee is responsible for the overall governance of the company. This includes developing an annual plan and budget, terms of reference established for each Management position. The committee reviews and approves the corporate objectives that the CEO is responsible for meeting. The committee assesses the CEO’s performance against these objectives and reports the results of this assessment to the Board. The Board has clearly defined the limits to Management’s authority.

12. Every board of Y directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An	es	The Chair is responsible for administering the Board’s relationship with Management and the CEO. The Chair may convene meetings of the Board without Management present. The Board and its other committees meet independently of

TSX Guidelines	Does Creo Comply?	Comments

appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.
Management regularly. In addition, when appropriate, in camera sessions are held at Board and committee meetings in the absence of Management. The Chair is considered independent of Management and the Company. The Special Committee has been assigned the responsibility of evaluating strategic alternatives available to the Company and responding to actions taken by the Dissidents, while functioning independently of Management.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
	Yes	There are four members of the Audit Committee, all unrelated directors, and all financially literate and considered financial experts due to their experience and background. The Audit Committee’s responsibilities are set out in its charter, which is attached. The Company’s auditors have a direct line of communication with the Audit Committee at all times. The internal and external auditors must meet with the Audit Committee without Management present at least twice a year. Management gives the Audit Committee a report assessing the adequacy and effectiveness of the company’s disclosure controls and systems of internal control. The Audit Committee approves all non-audit work performed by the external auditors.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an
	Yes	Directors may hire outside advisers at the Company’s expense, subject to the approval of a majority of the non-management directors. The Board itself and each of the committees may also engage outside advisers without further approval required.

TSX Guidelines	Does Creo Comply?	Comments

appropriate committee of the board.

APPENDIX G

BOARD OF DIRECTORS, AUDIT COMMITTEE AND CNG COMMITTEE CHARTERS

AND SPECIAL COMMITTEE MANDATE

The Board of Directors Charter

The Board of Directors has a statutory duty to oversee the management of the business and affairs of the Company, and each director has a fiduciary duty to act in the best interest of all of the shareholders of the Company. In discharging this duty, every director must act honestly and in good faith, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

This duty entails that the Board of Directors are satisfied that Creo’s senior management will manage the affairs of the Company in the best interests of the shareholders, in accordance with Creo’s principles, and that the arrangements made for the management of Creo’s business and affairs are consistent with their duty described above. The Board of Directors has therefore adopted this Charter that it believes reflect the proper role and responsibilities of the Board and of senior management. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned.

Accountability:

▪	The Board is accountable to the Company’s shareholders for the conduct of the business and affairs of the Company, the establishment of policies and procedures directed at promoting and monitoring good corporate governance, and effective corporate management.

Roles of Board & Management:

▪	The Board will monitor and oversee corporate and management performance to ensure that the best interests of Creo and its shareholders are properly protected and advanced. The Board will establish policies and procedures directed at promoting and monitoring good corporate governance and effective corporate management. The role of Management is to conduct the day-to-day operations of the Company.

Composition & Organization of the Board:

1.	Size and structure of the Board: The Board regularly reviews the composition, structure, processes and characteristics of the Board to ensure effective decision making. The size of the Board must be sufficient in number to ensure a diversity of skills and perspectives and to provide useful experience to the Board supervising the management of the Company as well as to staff the various Board committees, while allowing the Board to function efficiently and effectively.

2.	Selection of members: It is recognized that the right mix of experiences and competencies will ensure that the Board will carry out its duties and responsibilities in the most effective manner. The Board has developed “Guidelines for the Selection of Directors” listing the criteria for selection. The Board shall approve the Company nominees for directors based on the recommendations of the Compensation, Nominating and Governance committee, to be comprised entirely of independent directors.

3.	Term of office: The directors are elected by the shareholders at every annual meeting. A director ceases to hold office when the director dies, resigns, becomes disqualified under the Canada Business Corporations Act or is removed from office according to law.

4.	Independence: A majority of the Board shall be independent as defined by the laws, regulations and stock exchange listing requirements to which the Company is subject. The audit committee and the compensation, nominating & governance committee are comprised of independent members.

Independence is reviewed annually. The independent directors of the Board shall meet without management directors on a regularly basis.

5.	Chair of the Board: The Board elects a Chair of the Board (the “Chair”) annually from among its non employee members.

6.	Committees: The Board assesses the matters to be delegated to committees of the Board and the roles and responsibilities of such committees annually or more frequently, as circumstances require. The standing committees of the Board are the Audit committee and the Compensation, Nominating and Corporate Governance committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

7.	Delegation of Powers: The Board may delegate any of the powers of the Board except those which pertain to items which, under applicable regulations, a Board Committee has no authority to exercise.

Responsibilities:

In order to ensure that the Board fulfills its role and is in a position to be held to account by its shareholders, the Board will:

     1. Effective communication with shareholders:

▪	Monitor policies and procedures that promote effective, timely and accurate communication between the Company’s shareholders, the public, and other interested parties.

2.	Strategic direction:

▪	Adopt a strategic planning process, and review and approve annually the Company’s strategic plan that takes into account, among other things, the opportunities and risks of the business, market and product trends, and growth potential. The Board will monitor the implementation of the strategic plan by Management.

▪	Review, approve and monitor Management’s operational plans including the annual capital and operating budgets to ensure they are consistent with strategic goals.

3.	Transactions outside the ordinary course of business:

▪	Review and approve major deviations from the approved strategic plans, operational plans and major management initiatives outside the scope of plans, such as significant reorganizations, restructuring, merger and acquisition initiatives, divestitures, strategic investments and alliances and major business development initiatives.

▪	Approve the issuance of any securities of the Company.

▪	Approve the incurrence of any debt by the Company outside the ordinary course of business.

▪	Approves by a special committee of the Board any material transactions with a related party, and such committee shall be composed only of independent directors and directors unrelated to the parties involved in the proposed transaction.

4.	Corporate risks:

•	Identify the principal risks of the Company’s businesses and oversee the implementation of appropriate risk assessment systems to manage these risks.

5.	Financial:

▪	Monitor the integrity of the Company’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems.

▪	Review any material reporting on Creo’s financial performance or providing guidance on future results to shareholders and satisfy themselves that the disclosure accurately and fairly reflects the state of affairs of the Company and is in accordance with generally accepted accounting procedures, including quarterly results press releases, any guidance, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

▪	Review and approve significant capital expenditures, raising of capital, significant loans and other major financial activities.

6.	Equity Compensation:

▪	Reviews Creo’s incentive compensation plans, including any employee stock option plan, equity grant plan or equity purchase plan, and approves the terms of any awards under any incentive compensation plans.

7.	Management:

▪	Manage all essential aspects of the employment of the Chief Executive Officer, and other senior executives as deemed appropriate, including, selection, appointment, evaluation, and compensation. Review and approve all corporate officers of the Company.

▪	The Board, together with the Chief Executive Officer, develop a detailed job description for the Chief Executive Officer. The Board shall assess the Chief Executive Officer against the objectives set out in the job description.

▪	Plan for succession with respect to the position of Chief Executive Officer and monitor management’s succession planning for other senior executives.

▪	Provide that an appropriate portion of senior executive management’s compensation is tied to both meeting both short-term and longer-term goals of the Company. Approve or develop the corporate objectives that the senior executive management is responsible for meeting and assessing management against these objectives.

▪	Ensure that its expectations of Management are understood, that the appropriate matters come before the Board and that the Board is kept informed of shareholder feedback.

▪	Monitor the quality of managerial decision making processes as major initiatives are implemented, but without unduly interfering with management’s ability to operate the business effectively.

8.	Corporate Governance:

▪	Ensure appropriate policies and processes are in place to ensure the Company’s compliance with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges.

▪	Review and approve the contents of major disclosure documents, including any prospectus or filing statement, the annual information form, annual and quarterly management’s discussion and analysis, press releases in connection with quarterly and annual financial results and the corresponding financial statements, and the management proxy circular.

▪	Review and approve key policy statements developed by Management on issues such as ethics, compliance, communications, environment, health and safety, and public disclosures.

▪	Review and approve the Company’s Code of Conduct.

9.	Board Process:

▪	Establish schedules and agendas providing for regular meetings of the Board to consider quarterly and annual financial performance, as well as providing for the consideration of matters within the purview of the Board and its committees.

▪	The Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company.

▪	Ensure that appropriate structures and procedures are in place so that the Board and its committees can function independently of Management.

▪	Regularly review the effectiveness of the Board of Directors, the Board committees and the individual directors and monitor compliance with the Creo Code of Conduct and Ethics. Set the compensation of independent directors, and ensure that their compensation adequately reflects the risks and responsibilities, and time commitment involved in being an effective director.

▪	Regularly review the composition, structure, processes, and characteristics of the Board of Directors.

▪	The Board assesses the matters to be delegated to committees of the Board and the mandates of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

▪	Nominates the candidates for the Board of Directors based on recommendations from the Compensation, Nominating and Corporate Governance Committee to be approved by the shareholders.

10.	Other:

▪	Appoint or engage outside experts, advisors and counsel in appropriate circumstances and at the expense of the Company.

▪	Exercises direct control during periods of crisis.

▪	Ability to contact and meet with any Creo employees. Board members are encouraged, when traveling, to make arrangements in advance to visit Creo sites and meet with local management on a world-wide basis.

Individual Member Responsibilities:

In order to ensure that the Board fulfills its role and is in a position to be held to account by its shareholders, each Member of the Board will:

1.	Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance best practices for directors of publicly traded Companies.

2.	Expertise: Serve as a reservoir of advice, based on their particular backgrounds and experience, to top management; provide broader perspectives.

3.	Confidentiality: Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board of Directors and information received at meetings, except as may be specified by the Chair or if the information is publicly disclosed by the Company.

4.	Commitment: A director is expected to spend the time and effort necessary to properly discharge such director’s responsibilities. A director is expected to regularly attend meetings of the Board of Directors and committees on which the director sits, and review materials distributed in advance of the meetings.

5.	Orientation: The Company provides directors with an orientation program that includes information about its businesses, operations, and current issues and strategies. Directors receive written documentation and have opportunities to meet with senior management and to visit facilities.

6.	Change of Employment Notification: Promptly notify the Board of any significant change in the Member’s employer or employment status to ensure that the impact on the Board, and its ability to fulfill its role, can be evaluated by the Board.

7.	Conflict of Interest: The Board of Directors functions most effectively when individual directors are free from conflicts of interest and exercise independent judgment in discharging their responsibilities. Directors are required to promptly notify the Board of every situation or condition that may affect his or her independence.

8.	Limit on Board Service: The Board believes that director effectiveness should be assessed objectively and on the performance and contribution of each Board member without predefined term limits or mandatory retirement. Accordingly, term limits and a mandatory retirement age is not prescribed for directors.

9.	Compensation: To more closely align the interests of directors and Creo’s shareholders, a portion of the directors’ fees will be paid in the form of equity of the Company. Employee directors are not paid additional compensation for their services as directors.

10.	Share ownership guidelines: Directors are required to accumulate and hold at least 7,500 Common Shares of Creo within five years of being elected to the Board of Directors.

Audit Committee Charter

I. General Functions, Authority, and Role

The Audit Committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.

The Audit Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Audit Committee Charter. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Company’s outside auditor shall be accountable to the Audit Committee and the Board of Directors. The Audit Committee shall have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval). In the course of fulfilling its specific responsibilities hereunder, the Audit Committee shall strive to maintain an open avenue of communication between the Company’s outside auditor and the Board of Directors.

The Director, Internal Audit, will report functionally to the Committee and administratively to the Chief Financial Officer.

The responsibilities of a member of the Audit Committee shall be in addition to such member’s duties as a member of the Board of Directors.

The Audit Committee has the duty to determine whether the Company’s financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. They should accomplish this by querying management and the outside auditor. The Audit Committee should, where it deems appropriate, conduct investigations, resolve disagreements, if any, between management and the outside auditor, and assure compliance with laws and regulations and the Company’s own policies or code of conduct. The Audit Committee will provide recommendations and such reports as the Audit Committee deems advisable to the Board of Directors, and taking these recommendations and reports into account the Board of Directors will consider and, if thought advisable, approve the financial statements of the Company.

II. Membership

The membership of the Audit Committee shall consist of at least three members of the Board of Directors who shall serve on behalf of the Board of Directors. These members are to be appointed annually by the Board of Directors and shall meet any current independence, financial literacy and experience requirements of each of The NASDAQ Stock Market, Inc. and The Toronto Stock Exchange or any other regulatory agency as required.

III. Responsibilities

The responsibilities of the Audit Committee shall be as follows:

A. General

1.	Meet at least four times per year or more frequently if circumstances or the obligations of the Audit committee require.

2.	Report Audit Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

3.	Annually review and reassess the adequacy of this charter and submit the recommendation to the Board of Directors for approval.

4.	Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar constating documents, or by the Board of Directors.

B. Outside Auditor

1.	As necessary, consider with management and the outside auditor the rationale for employing audit firms other than the principal outside auditor.

2.	Recommend to the Board of Directors the outside auditor to be nominated, approve the compensation of the outside auditor, review the performance of the auditor, and, as necessary, review and approve the discharge of the outside auditor.

3.	Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

4.	To approve in advance the hiring of any employees or partners of the outside auditor or persons that were employees or partners of the outside auditor in the last three years to any senior financial position within the Company.

5.	Take reasonable steps to confirm the independence of the outside auditor, which shall include:

(a)	Ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepted auditing practices;

(b)	Considering and discussing with the outside auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the outside auditor;

(c)	Approve in advance any non-audit related services provided by the auditor to the Company with a view to ensure independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of NASDAQ and The Toronto Stock Exchange with respect to approval of non-audit related services performed by the auditor; and

(d)	As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the outside auditor.

C. Audit and Review Process and Results

1.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

2.	Consider and review with the outside auditor the matters required to be discussed by generally accepted auditing practices.

3.	Review and discuss with management and the outside auditor at the completion of the annual examination:

(a)	The Company’s audited financial statements and related notes;

(b)	The outside auditor’s audit of the financial statements and their report thereon;

(c)	Any significant changes required in the outside auditor’s audit plan;

(d)	Any serious difficulties or disputes with management encountered during the course of the audit; and

(e)	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

4.	Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

5.	Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board of Directors for approval.

6.	Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board of Directors.

7.	Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

8.	Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism and aggressiveness of the accounting policies and estimates.

9.	Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

D. Internal Audit Function

1.	Oversee the work of the Director, Internal Audit, including the review and approval of the IA charter, annual plan and updates thereto.

2.	Review the scope of responsibilities and effectiveness of the internal audit function, its reporting relationships, activities, organizational structure and resources.

3.	Receive the internal audit reports and review at least on a quarterly basis, the status of significant findings, recommendations and management’s responses, and review any other reports of the internal auditors.

4.	Review the internal auditor’s independence from management, the auditor’s credentials, and the working relationship with the external auditors.

5.	Review and approve management’s appointment, termination or replacement of the Director, Internal Audit.

6.	The Director, Internal Audit will have direct access to the Chair of the Committee and meet regularly with the Chair and / or the Committee.

E. Risk Assessment/ Corporate Treasury Policy

1.	Assess risk areas and policies to manage risk including, without limitation, environmental risk, litigations, insurance coverage, regulatory compliance, internal controls and processes and other areas as deemed necessary by the Audit Committee or as determined by the Board of Directors from time to time.

2.	Review and discuss with management, and, if appropriate, recommends to the Board of Directors approval of changes to the Company’s corporate treasury policy.

3.	To ensure that a process is established whereby persons, whether they are employees of the Company or the outside auditor or otherwise, can express any concerns about the accuracy, fairness or appropriateness of any financial reports, accounting policies, any public disclosure made by the Company or with respect to any other matter that falls within the responsibility of the Audit Committee, can report their concerns directly to the Audit Committee and that such person would be protected from any reprisals for disclosing their concerns to the Audit Committee.

Compensation, Nominating And Corporate Governance Committee Charter

GENERAL FUNCTIONS, AUTHORITY AND ROLE

This charter governs the operation of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors of Creo Inc. The Committee is primarily responsible for overseeing the compensation provided by the Company to senior executives, and succession planning for senior executives, identifying individuals qualified to become Board directors and to recommend for approval candidates to the Board of Directors and the shareholders, and oversee the corporate governance of the Company. This Charter, as adopted by the Committee and the Board, sets out the terms under which the Committee believes it can fulfill its mandate.

The Compensation, Nominating and Corporate Governance Committee will:

MEMBERSHIP AND MEETINGS:

Be comprised of at least three directors, and all members of the committee will be independent and satisfy any other criteria imposed by applicable laws and regulations.

Be appointed annually by the Board, and the Committee will chose a member of the Committee to act as Chair, the Chair will not have a second vote in the event of an equality of votes.

The Committee will meet at least semi-annually and may call special meeting as required. The Committee will report to the Board on its actions with such recommendations as the Committee may deem appropriate.

RESPONSIBILITIES:

A. Compensation:

▪	Review recommendations for the appointment of persons to senior executive positions;

▪	Consider terms of employment of senior executives, including succession planning, development and matters of compensation for senior executives, with a view to ensuring that the Company is able to recruit, retrain and motivate performance-oriented executives, and that their interests are aligned with the interests of the shareholders;

▪	Evaluate at least once a year the CEO’s performance in light of established goals and objectives and, based on such evaluation together with all other independent members of the Board determine and approve the CEO’s annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation; and

▪	Establish, review and monitor awards under the Company’s incentive compensation plans, including any employee stock option plan, equity grant plan and employee share purchase plan, and the amount of any bonuses to be distributed under any Profit Sharing Plan. Periodically review the plans with management to ensure that the plans are meeting their intended objectives and are in compliance with applicable laws and regulations.

B. Nominating:

▪	Identify appropriately qualified candidates and make recommendations to the Board of Directors regarding nominees for election or appointment as directors;

▪	Establish and periodically review criteria for membership on the Board of Directors taking into account the size and existing composition of the Board, the needs of the Company, the experience, knowledge and skills required of the directors, the relevance of the candidate’s background, experience to issues facing the Company and the past performance of directors being considered for re-election;

▪	Review whether individuals meet the requirements for independence and are free from conflicts of interest as set out in the applicable regulations;

▪	Regularly review the effectiveness of the Board of Directors, the Board committees and the individual directors. Oversee an annual evaluation of Board committees and individual directors;

▪	Recommend to the Board the compensation of independent directors, and ensure that their compensation adequately reflects the risks and responsibilities, and time commitment involved in being an effective director;

▪	Review annually any stock ownership guidelines applicable to Directors and recommend to the Board of Directors revisions to any such guidelines as appropriate; and

▪	Ensure an appropriate orientation program for new directors and ongoing education for existing directors.

C. Corporate Governance:

▪	Ensure appropriate policies and processes are in place to ensure the Company’s compliance with applicable legal and regulatory requirements, including relevant securities commissions and stock exchanges;

▪	Review compliance by the Company with all applicable regulatory requirements relating to corporate governance including ethics compliance;

▪	Conduct an annual review of the membership of committees of the Board, and periodically to review the powers, mandates and performance of the committees, and to make recommendations to the Board;

▪	Make recommendations to the Board of Directors from time to time for maintaining an effective working relationship between the Board and the management of the Company;

▪	Review the composition, structure, processes, characteristics, compensation and governance of the Board of Directors;

▪	To assess the effectiveness of the Board as a whole and make recommendations for improving such effectiveness, and to review the contribution made by each of the Company’s directors; and

▪	Review and consider developments in corporate governance practices and requirements and make recommendations to the Board of the Directors or any committee of the Board of Directors on changes to corporate governance practices.

D. Other:

▪	Any additional responsibilities as so designated by the Board of Directors and / or as required by applicable laws.

SPECIAL COMMITTEE MANDATE

1.	Subject to the provisions of the Canada Business Corporations Act, the Special Committee be and it is hereby granted the following mandate:

(a)	to review, investigate and receive details of, analyze and assess the effect, desirability and consequences of:

(i)	the Corporation’s business plan, and

(ii)	a full range of strategic options, including acquisitions, alliances with strategic partners, resale arrangements, business combinations, the sale of all or substantially all of the Corporation’s assets and the sale of the Corporation (each a “Strategic Alternative”), with the objective of enhancing shareholder value;

(b)	to consider and advise the Board of Directors as to whether any Strategic Alternative is in the best interests of the Corporation, including, without limitation, by comparison to both the Corporation’s business plan and the other Strategic Alternatives, and to undertake a process it considers appropriate in order to provide such advice;

(c)	to consider whether it is appropriate to pursue any particular Strategic Alternative or possible Strategic Alternative and, if thought appropriate, to pursue such Strategic Alternative, subject to final approval by the Board of Directors,

(the objectives set out above in paragraphs (a) – (c) are collectively referred to herein as the “Strategic Review Mandate”); and

(d)	to evaluate the concerns of the Dissident Shareholders and direct Management as to the appropriate responses thereto including, without limitation, matters related to the holding of the Corporation’s annual and special meeting of shareholders (the “Shareholder Mandate”).

2.	In connection with the Strategic Review Mandate, the Special Committee is authorized:

(a)	to the extent the Special Committee determines it is necessary or prudent and in the best interests of the Corporation:

(i)	to take such actions as it deems appropriate to solicit, assist or encourage inquiries, proposals or offers from any person, entity or group relating to, and participate in discussions and negotiations regarding, and furnish to any person, entity or group any information with respect to, and otherwise facilitate, a Strategic Alternative; and

(ii)	to initiate and negotiate, for and on behalf of the Corporation, or supervise the negotiation of, any agreements with respect to such Strategic Alternatives, provided that any final determination with respect to a Strategic Alternative shall be subject to the approval of those members of the Board of Directors who are free from conflicts;

(b)	to recommend to the Board of Directors how it should fulfill its responsibilities to the Corporation’s shareholders, including a determination as to whether or not to make a recommendation to the Board of Directors with respect to any Strategic Alternative;

(c)	to supervise the preparation by the Corporation’s counsel and advisors of any documents which may be required from the Corporation by applicable laws, rules, regulations and policies in connection with any Strategic Alternative; and

(d)	to take such other actions as the Special Committee considers necessary, desirable or advisable in order to permit the Special Committee to formulate an appropriate recommendation to the Board of Directors with respect to any Strategic Alternative, it being understood that the Special Committee shall be entitled, without further authorization from the Board of Directors, to consider all matters that it may consider relevant to the Strategic Review Mandate.

3.	In connection with the Shareholder Mandate, the Special Committee is authorized:

(a)	to take such actions as it deems appropriate to communicate with shareholders and other investors;

(b)	to supervise the preparation by the Corporation’s counsel and advisors of any documents which may be required by the Corporation in connection with the Shareholder Mandate; and

(c)	to take such other actions as the Special Committee considers necessary, desirable or advisable in order to permit the Special Committee to fulfill the Shareholder Mandate.

4.	Without limiting the generality of the foregoing, the Special Committee is hereby authorized and empowered to take such actions as it may consider necessary or appropriate to fulfil the Strategic Review Mandate and the Shareholder Mandate, including:

(a)	retaining such professional advisors of its choosing as the Special Committee considers appropriate, including legal counsel, financial advisors, communication advisors and proxy solicitors, at the Corporation’s expense, to assist it with respect to its duties and responsibilities and upon such terms as the Special Committee may deem reasonable and appropriate in the circumstances;

(b)	on behalf of the Corporation, entering into such compensatory and other arrangements (including indemnification) with such professional advisors as it believes is reasonable and appropriate in the circumstances;

(c)	obtaining and considering an opinion with respect to the valuation or fairness of any Strategic Alternative, from the financial point of view of the Corporation or its shareholders, as the case may be;

(d)	issuing such news releases as the Special Committee determines is necessary or desirable to advise the shareholders of the Corporation with respect to the status of matters being considered by the Special Committee; and

(e)	supervising and directing management of the Corporation to co-operate with the Special Committee and its professional advisors to the extent the Special Committee may consider necessary or desirable, including without limitation through the provision of such confidential information to such professional advisors concerning the business and affairs of the Corporation and its subsidiaries and the provision of such confidential information to such other parties as the Special Committee considers appropriate, subject to the receipt of a confidentiality agreement acceptable to the Special Committee.

5.	The Special Committee is hereby authorized to have unrestricted access to all corporate information and personnel of the Corporation with respect to matters relating to the Strategic Review Mandate and the Shareholder Mandate.

6.	Each member of the Special Committee shall be paid $1,000 for each meeting of the Special Committee attended, subject to a maximum of $1,000 per day, except for the Chair, who is paid $3,000 per week commencing November 29, 2004.

7.	The Special Committee shall hold its meetings at such time and place as its members shall deem advisable. A majority of the members of the Special Committee shall constitute a quorum. All determinations of the Special Committee shall be approved by not less than a majority of the members present at any meeting or by a written resolution signed by all of the members of the Special Committee. Members of the Special Committee may attend any meeting in person or by telephone. The Special Committee shall establish its own rules and procedures for the conduct of meetings of, the recording of actions taken by and other procedural matters related to the Special Committee and its activities, including determining who, in addition to the Special Committee members, should be permitted to attend meetings of the Special Committee.

APPENDIX H

CODE OF CONDUCT AND DISCLOSURE POLICY

Creo Code of Conduct

Introduction

Creo maintains the highest standards for personal and corporate behaviour. This Code of Conduct summarizes the principles and policies that we use to guide our conduct. The Code of Conduct applies to everyone in the company, at all times and everywhere that we do business. It will be reviewed annually by the board of directors and supplemented as required from time to time. We believe that good ethics and good business go together naturally to produce the best overall result for the company and its shareholders. Of course, in any situation not covered in these guidelines you should use your best personal judgment – we are all responsible for doing the right thing.

Amos Michelson

Chief Executive Officer

1. Creo Principles

▪	We strive to be the best in the world in all that we do.

▪	We care about our customers, each other, our suppliers, partners and our shareholders.

▪	We do our absolute best to honor our commitments.

▪	We believe people are most effective and satisfied when self-managed and we will provide the tools, training and environment for this to occur.

▪	We strive to always act with integrity and fairness.

2.	Legal Compliance

Creo is committed to comply with the laws and regulations that apply to its business activities.

3.	Conflicts of Interest

We will perform our duties conscientiously and will not put ourselves in a position in which our private interests and those of Creo might be perceived to be in conflict.

4.	Confidentiality

All employees commit to maintaining confidentiality when joining Creo, and have an obligation to maintain the confidentiality of Creo corporate information as a condition of continued employment or association with the company. These obligations continue should an employee leave the company. Internal corporate information must not be disclosed to others outside Creo.

5.	Financial and Business Disclosure

Creo’s disclosure policy applies to all employees, consultants, board of directors and those authorized to speak on Creo’s behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public. The objective of the disclosure policy is to ensure that public communications about material developments concerning the company are:

▪	Timely, true, plain and fair disclosure and in accordance with generally accepted accounting principles;

▪	Broadly disseminated in accordance with all applicable legal and regulatory requirements; and

▪	Material information is any information relating to the business and affairs of the company that might be expected to have a significant influence on a reasonable investor’s investment decisions. Only officers and employees who are authorized spokespersons should respond to inquires on any material issue.

Material information is any information relating to the business and affairs of the company that might be expected to have a significant influence on a reasonable investor’s investment decisions. Only officers and employees who are authorized spokespersons should respond to inquiries on any material issue.

6.	Inside Information

Information received by employees in the course of business dealings will not be used for personal gain or for any purpose except that for which it is intended. Employees may not trade or tip on inside information.

7.	Gifts

It is essential to efficient business practices that all those who do business with Creo as suppliers, contractors or customers, have access to Creo on equal terms. Employees should not accept entertainment, gifts or benefits that grant or appear to grant preferential treatment to a potential or actual supplier, contractor or customer.

8.	Inventions

All intellectual property, including any patents, inventions, or rights of authorship resulting from the work of Creo employees are the exclusive property of Creo.

9.	Environment, Health and Safety Policy

Creo is committed to the protection of the environment and safe use of all hazardous substances under its stewardship. Creo will work with government and other stakeholders to identify and address issues of environmental concern in all aspects of our operations at our facilities and any environmental concerns in our products. In conducting its operations, Creo will attempt to minimize environmental impact through sound environmental management practices that meet or exceed government standards. In meeting its responsibilities, Creo is committed to:

▪	assessing and evaluating environmental, health and safety risks in connection with its operations on an ongoing basis,

▪	allocating sufficient resources to ensure continuing compliance with these environmental responsibilities,

▪	meeting or surpassing all applicable environmental, health and safety regulations,

▪	establishing internal and external audit and reporting procedures necessary to monitor environmental performance and improve environmental practices, and

▪	promoting environmental awareness among its employees and communicating its environmental performance to stakeholders as required by law.

10.	Competition

Creo is committed to free and open competition and will compete vigorously, but honestly. Creo will comply with competition and anti-trust laws wherever it carries on business.

11.	Equal Opportunities and Non-Harassment

Creo will recruit and promote employees on the basis of their suitability for the job without discrimination on grounds of race, ethnic origin, religion, nationality, color, gender, age, marital status, disability unrelated to the task at hand, sexual orientation and political persuasion.

Creo will not tolerate any sexual, physical or mental harassment of employees. Creo believes that all of us have the right to work in an environment that is free from any harassment.

12.	Political Contributions

Employees are encouraged to participate fully as private citizens in the democratic process at any level. However, employees engaging in the political process should do so on their own time, without use of Creo resources and take care to separate their personal activities from their association with Creo.

13.	Community Activities and Charitable Contributions

Creo encourages employees to contribute to their communities through involvement with charitable, community service and professional organizations.

Subject to regional policy, Creo will match employee contributions to registered charities, up to a maximum of 3% of salary per year. Creo will also pay the salary of any employee for one day per year if the time is donated to charitable work. Contributions made directly to religious organizations or political parties are not eligible for matching support.

14.	Internal compliance

We will strive to create and maintain appropriate internal controls to ensure that, (i) information that is used in managing our business and disseminated to the public is timely, accurate, complete, and fairly represents the affairs of the company, and (ii) the company’s assets and opportunities are protected and available for the benefit of the company.

15.	Commitment to Quality

We will strive to deliver the highest quality products and services through the application of our Principles, Mission Statement and our core initiatives that support our brand promise, in accordance with our Quality Policy.

16.	Application of the Code

This Code of Conduct applies to all directors, officers and employees of Creo as well as to consultants and other representatives.

Creo’s approach to implementing this Code of Conduct will be active, open and ethically sound. Creo will do its utmost to identify local ethical, legal, environmental, employment, and human rights issues and resolve matters consistent with this Code of Conduct.

It is the responsibility of each Creo employee:

▪	To understand and abide by this code.

▪	To report any breaches of the code to their team leader, unless their team leader is involved or implicated in the issue in which case appropriate escalation is required.

▪	When faced with an issue that is not being acted upon in a timely and appropriate manner, if there is a conflict of interest with the people assessing the matter or if there is an element of distrust within the process itself — to communicate and escalate the matter. This could include regional or functional managers, senior managers or directly to a member of the Board of Directors or the Audit committee of the Board of Directors or outside legal counsel that has been retained to receive and act upon complaints.

If you choose, your HR Generalist can provide confidential assistance.

You can also submit your concerns confidentially, and if you wish anonymously, in writing to independent outside legal counsel, (who is retained directly by the Board of Directors to receive complaints on their behalf) and who will report all such complaints directly to the Board of Directors, including the Audit committee or the Compensation, Nominating and Governance committee as appropriate, and the Board of Directors or such committee of the Board as may be appropriate, will take appropriate investigatory actions. In this regard, you can submit confidentially complaints or anonymous complaints to:

Getz Prince Wells
Suite 1810-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Attention: Leon Getz Q.C.

Tel: (604) 685-6367
Fax: (604) 685-9798
e-mail: leon@getzpw.com

Creo guarantees that:

▪	There will be no adverse work-related consequences as a result of an employee bringing complaints of violations of this Code.

▪	Any alleged violation of this Code of Conduct will be promptly considered applying principles of fairness, integrity and objectivity and any remedies will be addressed with an independent committee made up of people not connected to any of the allegations.

▪	When necessary, the independent committee will include human resources personnel and senior officers of the company or our subsidiaries.

▪	If the allegations relate to senior executive officers of Creo Inc. or directors of the company, then the matter will be reviewed and addressed by an independent committee of the Board of Directors consisting of directors who are not involved in the alleged violation of the Code of Conduct.

Anyone that receives a complaint under Creo’s Code of Conduct will follow the Procedures for dealing with Complaints published by the Company.

Creo Disclosure Policy

Objective and Scope

This document describes the policies and practices for material disclosure by Creo Inc. and its subsidiaries. The objective of this disclosure policy is to ensure that public communications about material developments concerning the company are:

▪	Timely, factual and accurate; and

▪	Broadly disseminated in accordance with all applicable legal and regulatory requirements.

This disclosure policy applies to all employees and consultants of Creo, its board of directors and those authorized to speak on its behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public.

Disclosure Policy Committee

Creo has established a disclosure policy committee responsible for overseeing the company’s disclosure practices. This committee consists of the chief executive officer, chief financial officer, chief operating officer, corporate VP business strategy, general legal counsel, and corporate VP global marketing, and will include other participants as needed. The investor relations team, led by the corporate VP business strategy, will implement the disclosure process.

The disclosure policy committee will determine when developments justify public disclosure, make recommendations on disclosure policy and meet as conditions dictate. It is not the role of this committee to conduct normal investor relations activities.

Annually the disclosure policy committee will review this policy to confirm its accuracy and make updates as required.

Material Information

Material information is any information relating to the business and affairs of the company that results in, or would reasonably be expected to result in a significant change in the market price or value of the company’s securities or that would be reasonably expected to have a significant influence on a reasonable investor’s investment decisions. Examples of developments that may give rise to material information include, but are not limited to, the following:

▪	Firm evidence of significant increases or decreases in near-term earnings prospects;

▪	Changes in share ownership or management that may affect control of the company;

▪	Changes in corporate structure, such as reorganizations, amalgamations, etc.;

▪	Major corporate acquisitions or dispositions and take-over or issuer bids;

▪	Change in auditor or auditor notification that the issuer may no longer rely on an auditor’s audit report;

▪	Public or private sale of additional securities;

▪	Entering into or loss of significant contracts, financing or other agreements;

▪	Changes in capital investment plans or corporate objectives;

▪	Significant litigation;

▪	Changes in senior officers; and

▪	Major labor disputes or disputes with major contractors or suppliers.

Principles of Disclosure of Material Information

Creo will follow the following basic disclosure principles in order to ensure the fairly and timely access to material information under applicable laws and stock exchange rules:

1.	Timeliness: Material information will be publicly disclosed as soon as possible via news release through an approved news wire service.

2.	Confidentiality: In certain circumstances, the disclosure policy committee may determine that public disclosure would be unduly detrimental to Creo (for example, if release of the information would prejudice negotiations in a corporate transaction). In such circumstances, the committee will file, to the extent it is accepted by relevant regulatory bodies, a confidential material report with the applicable securities regulators and stock exchanges, and will periodically review its decision to keep the information confidential with the presumption that the information will be publicly disclosed as soon as possible.

3.	Completeness: Disclosure must include any and all information the omission of which would make the rest of the disclosure misleading (that is, half truths are misleading).

4.	Consistency: Unfavorable material information must be disclosed as promptly and completely as favorable information.

5.	Breadth of Disclosure: Material information must not be disclosed to selected individuals or groups. If previously undisclosed material information has been inadvertently disclosed to any person, such information must be generally disclosed immediately via news release.

Disclosure Practices

Creo will disseminate both favorable and unfavorable news on a timely basis, except where confidentiality issues require a delay, to ensure that analysts, investors and the public have fair and timely access to all material information.

News releases will be disseminated through an approved news wire service that provides simultaneous distribution. News releases will be transmitted to all stock exchange members, relevant regulatory bodies, and appropriate financial or business media in areas where the company has its headquarters and operations. News releases will be followed up with any applicable material change report filing or other applicable regulatory filings as required.

News releases must not be posted on the company’s web site prior to public dissemination through an approved news wire service, but should be posted on the web site as soon as possible after release over the news wire.

Annual and interim financial results will be publicly released as soon as possible following their approval by the board of directors.

Designated Spokespersons for Communication to the Investment Community

Creo designates a limited number of spokespersons responsible for communication of material information or commenting on material developments. The chief executive officer, chief financial officer, chief operating officer, president of graphic arts, corporate VP business strategy, corporate VP global marketing, and president or managing director in each regional distribution unit shall be the official spokespersons for Creo regarding material announcements. Individuals holding these offices may, from time to time, designate others within Creo to speak on behalf of the company as back-ups or to respond to specific inquiries from the investment community, including financial or business media.

Officers and employees who are not authorized spokespersons should not respond to inquiries on any material issue, unless specifically asked to do so by an authorized spokesperson.

All inquiries from the investment community shall be referred to the investor relations team at IR@creo.com. Accidental disclosure of non-public material information should be reported immediately to any member of the disclosure committee.

Selective Disclosure

The company will not provide non-public material information to analysts, investors or the public. Disclosure of previously undisclosed material information either in individual or group meetings constitutes selective disclosure. If material information is selectively disclosed inadvertently, then the disclosure policy committee must be advised of the inadvertent disclosure and the procedures in this policy will be followed.

Forward-Looking Information

Should Creo elect to disclose projections with respect to future business or other material forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines will be observed;

1.	The material forward-looking information will be broadly disseminated via news release, in accordance with this disclosure policy.

2.	The information will be clearly identified as forward-looking.

3.	The company will identify all material assumptions used in the preparation of the forward-looking information.

4.	The information will be accompanied by a safe harbor statement as prescribed in the Private Securities Reform Act of 1995, or other applicable legislation, that either identifies, in very specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected, or directs persons to publicly available documents (such as a prospectus or other offering document) that contain such risks and uncertainties.

5.	The information will be accompanied by a statement that disclaims the company’s intention or obligation to update or revise the forward-looking information. Notwithstanding this disclaimer, should subsequent events be material, in and of themselves, then that information must be disseminated in accordance with this disclosure policy.

Communication with Financial Analysts and Investors

Creo recognizes that direct communication with financial analysts and significant investors is an important element of the company’s investor relations program. The company may meet with analysts and investors on an individual or small group basis as needed and may initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this disclosure policy.

The company will try to ensure, through its regular public dissemination of quantitative and qualitative information, that analysts’ estimates are consistent with the company’s own expectations and guidance. For the sake of clarity, the company may provide non-material and previously disclosed material information to the analysts and investors.

When the company provides financial guidance to the investment community it will adhere to the following principles:

▪	Provide quarterly financial guidance via conference calls and news releases and do not update until the next quarter, except for material changes; and

▪	Provide only non-material and previously disclosed material information through individual and group meetings. The company must not alter the materiality of information by breaking down the information into smaller, non-material components.

Creo may, upon request, review analysts’ draft research reports for the purpose of pointing out errors in fact based on publicly disclosed information. The company will limit its comments to non-material or public information.

Disclosure Record

The investor relations team will maintain a seven-year file containing all public information about Creo, including continuous disclosure documents, news releases, analysts’ reports, and transcripts of conference calls.

Communication and Enforcement

This disclosure policy extends to all employees of the company, its board of directors and authorized spokespersons and should be considered with Creo’s Statement of Confidentiality and Trading Restrictions. New directors, officers and employees will be provided with a copy of this disclosure policy and will be educated about its importance. This disclosure policy will be posted the company’s intranet for access by all employees and distributed to each employee in the company’s orientation package.

Any employee who violates this disclosure policy may face disciplinary action up to and including termination of his or her employment with the company without notice. The violation of this disclosure policy may also violate certain securities laws. If it appears that an employee may have violated such securities laws, the company refers the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

PROXY

ANNUAL and SPECIAL MEETING OF THE SHAREHOLDERS OF CREO INC. (the “Company”)

This Proxy is solicited by Management

TO BE HELD AT THE HILTON VANCOUVER METROTOWN HOTEL,
in Ballroom Three, 6083 McKay Avenue, Burnaby, British Columbia

ON TUESDAY, MARCH 29, 2005, at 9:00 a.m. (Vancouver time)

The undersigned holder of Common Shares of the Company, revoking all proxies previously given, hereby nominates, constitutes, and appoints Amos Michelson, a Director and Chief Executive Officer of the Company, or failing him, Mark Dance, a Director, Chief Financial Officer and Chief Operating Officer of the Company, or instead of either of them, ___________________________________________________ the true and lawful attorney and proxyholder of the undersigned, with full power of substitution to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Company, to be held on Tuesday, March 29, 2005, at the Hilton Vancouver Metrotown Hotel, in Ballroom Three, located at 6083 McKay Avenue, Burnaby, British Columbia, at 9:00 a.m. (Vancouver time), and at every adjournment thereof (the “Meeting”), and at every poll or ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were present at such Meeting.

A Shareholder has the right to appoint a person to attend and act for him/her at the Meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided above.

Without limiting the general authorization and powers conferred hereby, the undersigned hereby instructs the said proxy to vote the Common Shares represented by this proxy as indicated below.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

VOTE FOR ALL ITEMS BELOW

		For	Against
1.	To approve the Arrangement Resolution	———————	———————
2.	To approve the Rights Plan Resolution	———————	———————
		For	Withhold
3.	To elect as Director, Douglas A. Brengel	———————	———————
4.	To elect as Director, Mark Dance	———————	———————
5.	To elect as Director, Norman B. Francis	———————	———————
6.	To elect as Director, Steve M. Gordon	———————	———————
7.	To elect as Director, Jean-Francois Heitz	———————	———————
8.	To elect as Director, John S. McFarlane	———————	———————
9.	To elect as Director, Amos Michelson	———————	———————
10.	To elect as Director, Kenneth A. Spencer	———————	———————
11.	To elect as Director, Morgan Sturdy	———————	———————
12.	To elect as Director, Charles E. Young	———————	———————

13.	To re-appoint KPMG LLP as Auditors of the Company and
	to authorize the Directors to fix their remuneration	———————	———————

The undersigned hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:

Please Print Name:

Date:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This form of proxy (“Proxy”) is solicited by Management of the Company. Shareholders are directed to reference the accompanying Management Proxy Circular for more detailed information.

2.	This Proxy must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany this Proxy.

3.	Please sign and date this Proxy. If not dated, this Proxy shall be deemed to be dated on the date it was mailed to shareholders.

4.	The securities represented by this Proxy will be voted or withheld from voting in accordance with your instructions on any ballot of a resolution that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice is specified for the matters referred to in this Proxy, the securities represented by this Proxy will be VOTED FOR the matters referred to in this Proxy. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

5.	Time is of the essence. A proxy, to be effective, must be returned and received at the office of Computershare Trust Company of Canada by one of the methods listed below, no later than 2:00 p.m. (Vancouver time) on Thursday, March 24, 2005, or in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. The mailing address is:

Computershare Trust Company of Canada
Attention: Proxy Department, 100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1

PLEASE ENSURE THAT YOU:

1.	SIGN your name exactly as it appears on this Proxy.

2.	DATE this Proxy.

3.	RETURN this Proxy to Computershare Trust Company of Canada by using one of the following methods:

·	by FAXING to:	Within North America: 1-866-249-7775
Outside North America: (416) 263-9524

OR

·	by MAIL in the prepaid envelope provided.

If you have any questions or need assistance completing this Proxy please call:

Georgeson Shareholder Communications Canada Inc.
Toll Free: 1-877-288-9604

Creo Inc.

(the “Company”)

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax: 1-866-249-7775

NAME:          _________________________________________________________

ADDRESS:    _________________________________________________________

                          _________________________________________________________

POSTAL CODE: _______________________________________________________

I confirm that I am an owner of common shares of the Company.

SIGNATURE OF
SHAREHOLDER:                                                                   DATE:

CUSIP: 225606

SCRIP COMPANY CODE – CREQ